Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Road
North Melbourne
Victoria, 3051
Australia

ASX ANNOUNCEMENT

Results Announcement for the Full Year Ended 31 December 2024

Melbourne (Australia) and Indianapolis, IN (U.S.A.) – 20 February 2025. Telix Pharmaceuticals Limited (ASX: TLX, Nasdaq: TLX, Telix, the Company) announces its financial results for the year ended 31 December 2024.

As approved by the Board of Telix, and in accordance with ASX Listing Rule 4.3A, please find attached the following for immediate release to the market:

- Appendix 4E; and
- Annual Report which contains the Operating and financial review, the Directors' report (including Remuneration report) and Financial report.

Annual General Meeting

Telix's Annual General Meeting (AGM) will be held on Wednesday, 21 May 2025 at 10am (Sydney time). Full details of the agenda and instructions to participate in the AGM will be provided to shareholders when the Notice of Meeting is released.

In accordance with Telix's Constitution, the closing date for Director candidate nominations is Wednesday, 9 April 2025, being at least 30 business days before the AGM.

Authorized for lodgement by:

Genevieve Ryan
Company Secretary

Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Rd
North Melbourne
Victoria, 3051
Australia

Appendix 4E

Financial year ended

31 December 2024

Results announcement to the market

Current Reporting Period:	**year ended 31 December 2024**
Previous Reporting Period:	year ended 31 December 2023

This page and the following pages comprise the year end information given to the ASX under Listing Rule 4.3A.

The results are prepared in accordance with IFRS, and also comply with Australian Accounting Standards. Amounts are presented in Australian dollars (AUD).

Revenue and net profit/(loss)

	2024 result	**Change**	**Change**	**Change**	**2023 result**
	$'000		**$'000**	**%**	**$'000**
Revenue from contracts with customers	783,207	Up	280,660	56	502,547
Profit after income tax for the year attributable to members	49,919	Up	44,708	858	5,211
Total comprehensive income/(loss) for the year attributable to members	92,617	Up	93,153	-	(536)

Dividends

No dividend was proposed or paid. Should any dividends be paid in the future, no assurances can be given as to the level of franking credits attaching to such dividends.

	2024	**2023**
	Cents	**Cents**
Profit/(loss) per share	15.07	1.63
Net tangible assets per share	31.81	3.59
Dividend per share	-	-

Brief explanation of results

Telix recorded an operating profit for the year of $49,919,000 (2023: profit of $5,211,000), primarily driven by continued strong growth in U.S. sales of Illuccix®. The Company generated total revenue of $783,207,000 (2023: $502,547,000). Operating expenditure in the year totalled $727,151,000 (2023: $499,460,000). Included within operating expenditure was $194,637,000 (2023: $128,537,000) related to R&D activities for the Company's assets and development programs. Income tax expense for the year was $6,137,000 (2023: benefit of $2,124,000).

For further commentary on the Company's results and other information required by Listing Rule 4.3A, please refer to the Company's investor releases and Annual Report, including the Operating and financial review and Financial report lodged with the ASX today.

Audit report

This Appendix 4E is based on the audited Financial report for the year ended 31 December 2024, contained in the attached Annual Report.

The Appendix 4E and Annual Report have been approved for release by the Board of Directors.

Genevieve Ryan
Company Secretary
20 February 2025



2024

Telix Pharmaceuticals
Annual Report

Legal notice. This report is intended for global use.

This 2024 Annual Report is a summary of Telix Pharmaceuticals Limited (Telix) operations and activities for the year ended 31 December 2024 and its financial position as at 31 December 2024.

This report covers Telix's global operations, including subsidiaries, unless otherwise noted. A reference to Telix, Telix Group, we, us and our and similar expressions refer collectively to Telix Pharmaceuticals Limited and its related bodies corporate. The information contained in this report is not intended to be an offer for subscription, invitation or recommendation with respect to securities of Telix in any jurisdiction, including the United States (U.S.). The information and opinions contained in this report are subject to change without notification. To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this report, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this report.

Telix products are currently investigational use only unless indicated and are subject to future regulatory developments and product approvals. Telix's lead imaging product, gallium-68 (^{68}Ga) gozetotide injection, (also known as ^{68}Ga PSMA-11 and marketed under the brand name Illuccix®), has been approved by the U.S. Food and Drug Administration (FDA), by the Australian Therapeutic Goods Administration (TGA), by Health Canada, by the Danish Medicines Agency, and by the United Kingdom Medicines and Healthcare Products Regulatory Agency (MHRA). Illuccix® is currently in national approval review in multiple European countries following a positive decentralized procedure opinion by The German Federal Institute for Drugs and Medical Devices (BfArM). Telix's osteomyelitis (bone infection) imaging agent, technetium-99m (^{99m}Tc) besilesomab, marketed under the brand name Scintimun®, is approved in 32 European countries and Mexico. Telix's miniaturized surgical gamma probe, SENSEI®, for minimally invasive and robotic-assisted surgery, is registered with the FDA for use in the U.S. and has attained a Conformité Européenne (CE) Mark for use in the European Economic Area. No other Telix product has received a marketing authorization in any jurisdiction. Registrations vary country to country. Some statements about products, registered product indications or procedures may differ in certain countries. Therefore, always consult the country specific product information, package leaflets or instructions for use. Any content relating to third party products is based on publicly available data and is accurate at the date of publication.

Forward-looking statements

This report contains forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as "may", "expect", "intend", "plan", "estimate", "anticipate", "believe", "outlook", "forecast" and "guidance", or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix's good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix's business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix's business, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress and results of Telix's preclinical and clinical trials, and Telix's research and development programs; Telix's ability to advance product candidates into, enrol and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix's product candidates, manufacturing activities and product marketing activities; Telix's sales, marketing and distribution and manufacturing capabilities and strategies; the commercialization of Telix's product candidates, if or when they have been approved; Telix's ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix's expenses, future revenues and capital requirements; Telix's financial performance; developments relating to Telix's competitors and industry; and the pricing and reimbursement of Telix's product candidates, if and after they have been approved. Telix's actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.

Readers should read this report together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our registration statement on Form 20-F filed with the SEC, or on our website. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable laws or regulations, Telix does not undertake to publicly update or review any forward-looking statements. Past performance cannot be relied on as a guide to future performance.

Non-IFRS

References to AASB refer to the Australian Accounting Standards Board and IFRS refers to the International Financial Reporting Standards. There are references to IFRS and non-IFRS financial information in this report. Telix uses various non-IFRS financial information to reflect its underlying performance. For further information, the reconciliation of non-IFRS financial information to Telix's statutory measures, reasons for usefulness and calculation methodology, please refer to the Alternative performance measures section in this report. Non-IFRS financial information should be considered in addition to, and is not intended to be a substitute for, IFRS financial information and measures. Non-IFRS financial measures are not subject to audit or review.

Telix Pharmaceuticals Limited ABN 85 616 620 369 / ACN 616 620 369

Front cover images, left to right: Telix employee at Telix Manufacturing Solutions, Brussels South; Illustration showing TLX250 binding to carbonic anhydrase IX and internalization; Telix employees; TLX250-CDx PET showing uptake in clear cell renal cell carcinoma (Phase 3 ZIRCON trial, patient representative scan – individual results may vary); patient undergoing TLX591 therapy on ProstACT GLOBAL trial, used with permission.

Contents

About Telix

We are a global, commercial-stage biopharmaceutical company focused on the development and commercialization of therapeutic and diagnostic radiopharmaceuticals and associated medical technologies in urologic oncology (prostate, kidney, and bladder), neuro-oncology (glioma), musculoskeletal oncology (sarcoma) and hematologic oncology.

We are committed to the principles of precision oncology. By this we mean developing both therapeutic and diagnostic modalities for the benefit of patients, an innovative precision medicine concept generally referred to as 'theranostics'. As an established leader and innovator in this field, Telix is differentiated by our deep expertise in radiopharmaceutical drug development and commercialization, our innovative pipeline that spans the cancer care continuum, and our ability to deliver patient outcomes globally.


artms
Vancouver (BC)
Isotope production
IsoTherapeutics
Angleton (TX)
Bioconjugation /isotope processing
Optimal Tracers
A Telix Company
Sacramento (CA)
Clinical doses and process development
Indianapolis (IN)
US head office
RLS
RADIOPHARMACIES
Miami (FL)[1]
Manufacturing
RLS head office
Liege (BE)
Regional office /Quality control
Herstal (BE)
GMP and secondary packaging
Brussels South (BE)
GMP manufacturing / R&D
Geneva (CH)
Commercial hub
Kyoto (JP)
Regional office
Melbourne (AU)
Corporate head office
Hotlab/dosimetry
Brisbane (AU)
Regional office
Sydney (AU)
Regional office

- **2015** – Founded by Dr. Christian Behrenbruch and Dr. Andreas Kluge
- **2017** – Listed on the ASX
- **2021** – First approvals: Illuccix® in Australia and U.S.
- **2022** – First Phase 3 trial completes (ZIRCON for kidney cancer imaging)
- **2023** – Opened radiopharmaceutical production facility in Brussels South, Belgium
- **2023** – Commenced first Phase 3 therapeutic trial (ProstACT GLOBAL)

1. As of 31 January 2025 following completion of the acquisition of RLS.

Delivering for patients at every step of their journey

Diagnosis and staging → Primary intervention → Systemic therapy

Telix is reaching patients in **29 Countries**

A Telix dose is delivered to a patient every **5min**

- 2024 — Acquired ARTMS and IsoTherapeutics
- 2024 — In-licensed clinically validated FAP[1]-targeting therapeutic
- 2024 — Dual-listed on Nasdaq
- 2025 — Acquired RLS Radiopharmacies
- 2025 — Acquired pipeline and platform assets from ImaginAb
- 2025 — Approval for Illuccix® in the UK, positive decision for Europe

1. Fibroblast activation protein.

Our Purpose

We help people with cancer and rare diseases live longer, better quality lives

Our Mission

To deliver on the promise of precision medicine through targeted radiation



Our Values

Everyone counts

We strive to be extraordinary

We act with determination and integrity

The theranostic approach to seeing and treating cancer

The powerful pairing of insight (seeing the tumor) and action (treating the tumor), is what sets apart theranostics, resulting in a patient-centric, highly targeted and optimally personalized approach.

"See it, Treat it"

- Highly-targeted
- Patient-centric
- Personalized

TLX101, LAT-targeted therapy
Patient with glioblastoma, demonstrating response at 4 months[1]

1 We characterize the extent of disease using a companion diagnostic. This also helps understand if a patient is likely to respond to therapy.

Before



Baseline T=0
TLX101-CDx PET[2]

Treatment



TLX101
SPECT[3] overlay

After



Follow up T=4 months
TLX101-CDx PET

TLX400, FAP-targeted therapy
Patient with breast cancer, demonstrating significant reduction in tumor mass reduction[4]

Before



Baseline T=0
TLX400-CDx PET

2 We see the biodistribution of the therapeutic.

Treatment



TLX400
SPECT

After



3 We observe the response to therapy.

Follow-up
TLX400-CDx PET after treatment with 4 cycles of TLX400

1. TLX101 Compassionate use program. Case study presented at EANM October 2024. Credit N. Tolboom, UMC Utrecht.
2. Positron emission tomography. 3. Single photon emission computed tomography. 4. AIIMS, New Delhi, India. Data on file.
Patient representative scans - individual results may vary.

Operating and financial review

A message from the Chair



"Telix is now a global radiopharmaceutical company with a specialist commercial organization, a deep pipeline of late-stage and next-generation theranostic programs, and global manufacturing capabilities. We are further differentiated by our end-to-end solutions for patients and our fully integrated radiopharma ecosystem."

Dear Shareholders,

I am pleased to present our results, operating review and product developments for the financial year ended 31 December 2024.

This was a year where Telix delivered fundamental growth, organically and by acquisition, which advanced our goal to be a global leader in radiopharmaceuticals and precision medicine.

During the year, we expanded our extensive commercial footprint in the United States (U.S.), achieved key development milestones across our commercial and clinical theranostic portfolio of innovative treatments for cancer, and further expanded our in-house manufacturing and development capabilities and capacity.

Telix is now a global radiopharmaceutical company with a specialist commercial organization, a deep pipeline of late-stage and next-generation theranostic programs, and global manufacturing capabilities. We are further differentiated by our end-to-end solutions for patients and our fully integrated radiopharma ecosystem.

We continued to build an industry-leading PSMA[1] imaging franchise. The growth in sales of Illuccix® was key to delivering a 56% uplift in revenue for the year, to a total revenue of $783.2 million[2]. Our financially sustainable business has funded $194.6 million in research and development activities. Our investment is focused predominantly on the delivery of our late-stage therapeutic programs.

Our precision medicine business is expanding Illuccix® into global markets including Europe and the United Kingdom, and, subject to regulatory approval, has planned commercial launches of our new prostate cancer imaging agent TLX007-CDx (Gozellix®[3]), our kidney cancer imaging agent TLX250-CDx (Zircaix®[3]), and TLX101-CDx (Pixclara®[3]) our imaging agent for cancerous brain lesions.

We are also progressing our therapeutic pipeline, through the Phase 3 ProstACT GLOBAL[4] trial of TLX591, a therapeutic agent for prostate cancer. This trial has been expanded in 2024 to include U.S. sites. An interim read-out of Part 1 is expected in H1 2025.

The acquisitions of ARTMS, Inc. (ARTMS) and IsoTherapeutics Group, LLC (IsoTherapeutics), in the first half of 2024, added vital skills, resources and technologies to expand our supply chain and manufacturing capabilities. This is further enhanced by the acquisition of RLS (USA), Inc. (RLS; RLS Radiopharmacies) completed as of January 2025, which augments our existing distribution network for last-mile delivery across the U.S. and provides expansionary space to build out a radiometal production network to meet future demand for radiopharmaceuticals.

Telix's strong performance translated to an impressive return for shareholders. Telix entered the ASX100 and was one of the top performing stocks on the ASX in 2024, delivering a share price increase of 144% over 12 months. We strengthened our balance sheet with the $650 million issuance of convertible bonds[5], and completed our dual listing on the Nasdaq. The Nasdaq listing aligns with our strategic goals to broaden our global investor base and create shareholder value, by raising our visibility in one of the most dynamic global markets for buying biopharmaceutical investment stock; it is also an important step in our maturation, particularly given our growing presence in the U.S., our largest commercial market and where the majority of our workforce, which is now approaching 1,000 employees, is based.

Telix remains proud to be an Australian-headquartered, global success story.

Our commitment to governance and sustainability

In 2024, your Board has sought, through good governance and risk management, to maintain shareholder confidence and market trust.

1. Prostate-specific membrane antigen.
2. All subsequent figures are in AU$, unless otherwise indicated.
3. Brand name subject to final regulatory approval.
4. ClinicalTrials.gov ID: NCT06520345.
5. Convertible bonds are listed on the Singapore Stock Exchange.

Our sustainability strategy, which continues to evolve, is designed to integrate sustainability into all that we do. Importantly, we continue to focus on innovation and operations in a sustainable way in order to drive better patient outcomes, engage and develop our talent. You can read more about our progress and vision for a sustainable future in the Sustainability section of this Report.

The Board

Following the retirement of co-founder and Non-Executive Director, Dr. Andreas Kluge, from the Board in October, our Board continues to assess the skills and experience needed for strong stewardship-in-governance and intends to make new appointments in the near future.

Given that the majority of our revenue occurs outside Australia, the Board has a program of traveling to the U.S. and Belgium. The Board met with senior executives, local leadership and top talent, and key partners, during our visits to the Belgium facility in Brussels South and the U.S. headquarters in Indianapolis during the year.

An acknowledgment of our people

Our talented employees have contributed to our outstanding success in 2024, and on behalf of the Board and shareholders, I express our gratitude for their continued hard work and commitment. We have an ongoing process of succession planning at the executive level, together with development opportunities for all Telix employees. During the year, I am pleased to report that this has resulted in material appointments and internal promotions that refresh the skills required to take the Company forward. It is a sign of the maturation of Telix that internal appointments have occurred.

In conclusion, on behalf of the Board, I would like to thank our Managing Director and Group Chief Executive Officer, Dr. Christian Behrenbruch, for the commitment, vision and energy he continues to bring to Telix, and also to the dedicated Group Executive Team he leads.

Once again, my Board colleagues have been supportive of me in my role as Chairman. The Telix Board is collegiate, effective and hardworking, and its activity has contributed to many of the Telix achievements during 2024.

Now, as we look forward to the 2025 year, we have some very significant milestones ahead for the Company. The Company continues to be faithful to its purpose and to making the lives of cancer patients better.



H Kevin McCann AO
Independent Non-Executive Chairman



Telix Board members and management visit Telix Manufacturing Solutions in Brussels South Belgium (September 2024).

A message from the CEO



"Having built a strong foundation over the last few years, and with several major inflection points achieved in 2024, we are on the cusp of exponential growth. I believe that Telix can be the global leader of this rapidly growing field of medicine, setting the standard and charting the course ahead for radiopharmaceuticals to change the way we 'see and treat' cancer."

Dear Shareholders,

Telix stands at the forefront of a growing recognition that radiopharmaceuticals are playing a major role in the delivery of cancer care. This powerful modality presents a compelling and cost-effective proposition for patients, from initial diagnosis and staging, through primary intervention and throughout the cancer care continuum. The result is rapid growth in the global radiopharmaceutical industry, but also a need for companies to better align their decision-making and capacity-building with the fundamentals of clinical care. This is now a highly competitive field, and success will be defined by delivery infrastructure, global access to medicine, product quality, and innovation in the pipeline.

A year of organizational change

Telix is a pioneer in the field of nuclear medicine and has established a differentiated leadership position. During the year, we undertook an internal reorganization to align operations across five operating segments: Therapeutics (Tx), Precision Medicine (Px), International, MedTech and Telix Manufacturing Solutions (TMS). This structure reflects our focus as a therapeutics-led radiopharmaceutical company, while recognizing that the delivery of nuclear medicine has unique clinical and delivery requirements that require a more vertical approach to ultimately be successful.

In this Annual Report and going forward, we will be reporting financial results by the three reportable segments: Tx, Px (including International and MedTech) and TMS. The aim is to increase earnings and investment transparency, and to demonstrate how we are delivering on our corporate strategy.

Our strategy

We have a clear strategy in place to leverage the near-term clinical and commercial opportunities within our Px (imaging) business, while continuing to develop the therapies that will define our future clinical and shareholder value creation. Our Px and Tx businesses share a common investment in the infrastructure we are building, both through direct investments in supply chain and manufacturing capabilities, as well as strategic partnerships in key markets.

2024 has therefore been a transformative year, in which we have laid the strategic foundation for the next phase of growth. Our strategy is simple: deliver, grow, build and expand.

1. **Deliver** our focused portfolio of late-stage Tx products, supported by a clear theranostics strategy (including precision medicine), with well-defined clinical focus areas where we can build clinical and commercial depth.
2. **Grow** (rapidly) our industry-leading commercial Px business, working to develop 'best-in-class' products that validate our Tx business targets and finance our development programs. We achieve this through our highly skilled commercial team delivering an exceptional customer and patient experience.
3. **Build** the clinical products and services of the future, leveraging our research platform to develop a 'next gen' portfolio of products that include engineered proteins and alpha emitters.
4. **Expand**, both organically and through mergers and acquisitions (M&A), Telix's global infrastructure for Px and Tx radiopharmaceutical products, which is critical for the reliable delivery of just-in-time manufactured products, and to guarantee patient outcomes.

This strategy is evident in our execution. We filed three new drug applications for Px products that have the potential to significantly impact the standard of care while super-charging Telix's cash generation capability.

We advanced our highly-differentiated Tx radiopharmaceutical pipeline, which, we believe, is the deepest in the industry. This included the acquisition of new targets and modalities with the potential to considerably broaden our future clinical impact.

Our clinical and regulatory activities are driving geographic expansion across multiple markets with the goal of being commercially active in over 30 countries by the end of 2025. Finally, our investments in supply chain, manufacturing and distribution capabilities are designed to ensure Telix and select partners achieve best-in-class delivery performance and reliability to patients – *wherever we operate*.

Investing for growth

By the end of 2025, we expect Telix to look like a different company yet again. Our metamorphosis is well underway, as we become a globally active, multi-product company, with the infrastructure in place to scale for future demand.

Telix continues to invest earnings into the commercial organization, pipeline and delivery infrastructure. This year we bolstered our balance sheet via a $650 million convertible bond offering, providing us with the resources to further accelerate investments into our late-stage clinical programs, including label-expansion studies for our kidney and brain cancer imaging agents and, in parallel, advance next-generation theranostics into the clinic.

Our strengthened balance sheet also provided the option to pursue several strategic M&A opportunities. Notably, this included the acquisition of ARTMS Inc (completed in April 2024) and RLS Radiopharmacies (completed in January 2025). These transactions exemplify Telix's strategy of allocating capital to initiatives that support sustainable, scalable growth, with both near-term financial impact and long-term performance differentiation.

Telix is collaborative. We are not just building a company; we are also part of a new oncology ecosystem. As such, we continue to work closely with industry and manufacturing partners, patient advocacy groups, regulators, researchers and academia. This is not only good for business, but it also ensures that we access the very best talent and ideas in our field, while creating opportunities for learning and professional development for our team.

Headwinds

Despite our success in 2024, the Telix leadership team remains grounded. Our business faces three categories of headwinds that impacted performance in 2024 and inform our execution plans for 2025.

1. **Competition**. For the first time, nuclear medicine and radiopharmaceuticals have become highly competitive. The old norms of indirect access to customers, reliance on third-party product delivery, and disintermediated supply chain, no longer deliver guaranteed commercial outcomes. This complexity is further challenged by an uncertain geopolitical climate that may impact supply chains and the cost of clinical delivery.
2. **Talent.** We grew dramatically this year – almost doubling the size of our workforce. However, there is a shortage of talent and domain-specific experience in our industry, which impacts execution timelines across the entirety of the business, particularly clinical trials. While we made significant progress across the portfolio, some of our clinical and product regulatory milestones were not achieved as rapidly or smoothly as expected. We believe that our investment in workforce development sets us up for success in 2025, but it remains an area of vigilance in both our technical and commercial teams.
3. **Healthcare policy, reimbursement and regulators**. Governments in major healthcare markets are not delivering consistent and predictable policies for the benefit of patients. We experienced commercial tailwinds in the form of CMS[1] reform, improving how Px products are reimbursed in the United States, a major market for our products. This is in contrast to the Australian and Canadian governments, where inconsistent policy agendas are effectively limiting access to life-prolonging medicines or directing access to lower quality products. We also experienced negative impacts on dossier review times of under-resourced European Union (EU) and United Kingdom (UK) healthcare agencies. We do not expect these uncertainties to abate in 2025.

Conclusion

Having built a strong foundation over the last few years, and with several major inflection points achieved in 2024, we are on the cusp of exponential growth. I believe that Telix can be the global leader of this rapidly growing field of medicine, setting the standard and charting the course ahead for radiopharmaceuticals to change the way we 'see and treat' cancer. It's an amazing time to be part of nuclear medicine and it is my absolute privilege to lead an extraordinarily talented and diverse team of people who share my personal passion for this field.

To our dedicated employees and our collaborators across the industry, I thank you for your continued effort and commitment to what we do. To our shareholders, I thank you for your continued flexibility and support and, as always, we look forward to sharing the next stage of our journey with you.

Dr. Christian (Chris) Behrenbruch
Managing Director and Group CEO

1. Centers for Medicare & Medicaid Services.

2024 performance highlights

2024 was a transformative year, in which we laid the foundation for the next phase of growth while continuing to deliver strong commercial and financial performance.

Group financial metrics:

Revenue growth of 56%
$783.2M
($502.5M in 2023)

Profit after tax up by 860%
$49.9M
($5.2M in 2023)

Operating cash inflow up by 80%
$43.0M
($23.9M in 2023)

Adjusted EBITDA up 70%
$99.3M
($58.4M in 2023)

Our strategy

Telix's goal is to be the recognized global leader in the delivery of therapeutic radiopharmaceuticals and precision medicine.

Our strategy is to launch innovative imaging agents in our core disease areas, while financing the development of therapeutic product candidates, including next-generation radiopharmaceuticals. This strategy is underpinned by a vertically integrated approach to supply and manufacturing, and supported by a first-class commercial organization ensuring global patient access to our products.

Our strategy is designed to deliver on our purpose and mission and reflects the evolution of our business into a global, multi-product, commercial-stage company with a deep theranostic pipeline. We believe this approach will deliver benefits to patients and returns to shareholders over the near- and long-term.

Our strategic pillars and goals are outlined below, along with our key achievements in delivering on the strategy.

Strategic pillars

Deliver
our late-stage therapeutic pipeline

Build
the next generation of radiopharmaceuticals

Grow
our industry-leading precision medicine business

Expand
our global infrastructure for product delivery

Executing on our strategy

Each business area is accountable for delivering on our strategic pillars. The MedTech and International businesses report strategy and financials under Precision Medicine.

Therapeutics

Accelerating the development of Telix's late-stage and next-generation therapeutic pipelines.

Strategic pillars

- Deliver our late-stage therapeutic pipeline.
- Build the next generation of radiopharmaceuticals.

2024 highlights

Late-stage candidates

TLX591: Continued patient dosing on the Phase 3 ProstACT GLOBAL trial in prostate cancer; positive radiographic progression-free survival (rPFS) readout from ProstACT SELECT.

TLX250: Established maximum tolerated dose (MTD) when administered in combination with nivolumab in the Phase 2 STARLITE-2[1] trial in patients with kidney cancer. Continued patient dosing with the possibility of an expansion cohort at the MTD before concluding.

TLX101: Completed Phase 2 IPAX-Linz[2] investigator-initiated trial (IIT) in recurrent glioblastoma (GBM); continued patient dosing in Phase 1 IPAX-2 trial[3] (front-line GBM). Held pre- investigational new drug (IND) application meeting with FDA on pivotal trial design: will move forward with an IND submission in H1 2025.

Next-generation radiopharmaceuticals

TLX592: Completed successful proof-of-concept in the CUPID trial[4] in patients with prostate cancer. Phase 1/2 trial in planning, designed to evaluate the safety profile of ^{225}Ac-labelled TLX592.

TLX300: Received ethics approval and activated lead sites for ZOLAR[5], a first-in-human Phase 1 proof-of-concept targeting and biodistribution trial in soft tissue sarcoma (STS).

TLX400: In-licensed a clinically validated FAP-targeting therapeutic, with bladder cancer as the lead indication, while also exploring pan-cancer potential[6].

TLX090: Held positive Type B pre-IND Meeting with FDA and continued planning for Phase 2 bridging trial in bone metastases and pain palliation.

QDOSE® dosimetry software platform: Acquired a validated, versatile software platform for therapeutic radiopharmaceuticals.

Next-generation therapeutic candidates, proprietary novel biologics technology platform, and protein engineering and discovery research facility acquired from **ImaginAb.**

Key 2025 deliverables

Continue TLX591 ProstACT GLOBAL Phase 3 trial, expand sites in U.S., Europe and Asia Pacific (APAC), and deliver interim data readouts.

Advance TLX250 (kidney), TLX101 (brain) and TLX090 (bone metastases) into pivotal clinical trials. We also expect to advance the next-generation of alpha therapies into the clinic.

Commence therapeutic study for TLX592 in prostate cancer, based on CUPID outcomes, evaluate safety and preliminary efficacy.

Continue TLX300 first-in-human trial in STS.

Finalize trial designs for TLX252 (pan-cancer, CAIX[7] expressing tumors) and TLX102 (follow-on candidate for brain cancer) alpha therapies.

1. ClinicalTrials.gov ID: NCT05239533.
2. EudraCT Number: 2021-006426-43.
3. ClinicalTrials.gov ID: NCT05450744.
4. ClinicalTrials.gov ID: NCT04726033.
5. ClinicalTrials.gov ID: NCT06537596.
6. Subject to completion of customary closing conditions.
7. Carbonic anhydrase IX.

Precision Medicine

The commercial arm of Telix, focused on maximizing near term revenue, while growing our market opportunity through expansion into new geographies and new indications.

Strategic pillar

Grow our industry-leading precision medicine business.

2024 highlights

- Illuccix® approved in UK[1] and Denmark[2], positive decision on marketing authorization application for Illuccix® in the European Economic Area (EEA)[3] (subsequent to reporting period).
- Received FDA acceptance of our NDA for Gozellix[4].
- Received FDA acceptance of our NDA with priority review for Pixclara[4].
- Submitted Biologics Licence Application (BLA) for TLX250-CDx on 27 December 2024[5].
- Phase 3 ZIRCON trial[6] published in The Lancet Oncology[7].
- TLX250-CDx included in European Association of Urology (EAU) Guidelines for the first time[8].

Key 2025 deliverables

New product launches: Prepare to launch Gozellix[4], Pixclara[4] and Zircaix[4] in the U.S., subject to regulatory approvals, and re-launch TLX66-CDx (Scintimun®) in current approved markets[9].

Geographic expansion: Further diversify revenue from Illuccix, including launch in 19 countries across the EEA, and in the UK and Brazil, subject to regulatory approvals. Commence global regulatory filings for Gozellix[4], Zircaix[4] and Pixclara[4].

Indication expansion: Label expansion studies to support broader clinical utilization and market opportunity expansion: Illuccix® / Gozellix[4], Digital biopsy study, PSMA imaging for initial diagnosis; Zircaix[4] / Pixclara[4], Kidney and brain imaging in the metastatic disease setting with the goal of expanding clinical use.

Leverage technology for enhanced imaging: Roll out SubtlePET™ technology to be used with Illuccix®.

Telix Manufacturing Solutions

A global network of facilities for in-house production and distribution, while working collaboratively with strategic partners.

Strategic pillar

Expand our global infrastructure for product delivery.

2024 highlights

- Expanded North American manufacturing footprint and capabilities with three acquisitions:
  - ARTMS, Inc.
  - IsoTherapeutics Group, LLC.
  - RLS (USA), Inc.
- Installed two cyclotrons and completed Good Manufacturing Practice (GMP) inspection at Brussels South facility in Belgium.
- Progressed GMP and Wholesaler Distribution Authorisation (WDA) accreditations in our European facilities. GMP accreditation for the Herstal and Liège facilities renewed, new WDA granted for Herstal site.
- Commenced construction of a new facility in Melbourne, Australia, for early-phase clinical research and radiopharmaceutical production to support APAC translational research and clinical trials.

Key 2025 deliverables

Integrate the RLS business to significantly expand Telix's North American manufacturing footprint, and work to establish a next-generation radiometal production network to benefit Telix and strategic commercial partners.

Complete accreditation and increase production in our state-of-the-art GMP production facility in Brussels South – one of the largest of its kind in Europe. This will serve as Telix's primary manufacturing site for the EMEA region, and has also been designed as a central hub for collaborative R&D, including a dedicated laboratory for alpha therapies.

Expand the deployment of the ARTMS QIS technology in our production network to increase efficiency and improve radioisotope yields.

Integrate and grow IsoTherapeutics and Optimal Tracers.

1. Telix ASX disclosure 13 February 2025.
2. Telix media release 11 February 2025.
3. Telix ASX disclosure 17 January 2025.
4. Brand name subject to final regulatory approval.
5. Telix ASX disclosure 30 December 2024.
6. ClinicalTrials.gov ID: NCT03849118.
7. Telix media release 11 September 2024.
8. Telix media release 12 April 2024.
9. Telix media release 13 January 2025.

The role of mergers and acquisitions

Since becoming a commercial-stage company in 2021, Telix has demonstrated our ability to effectively reinvest earnings to deliver new clinical capabilities and, in turn, create value for shareholders.

However, the field of nuclear medicine is at a unique inflection point. A surge of new clinical applications, technologies and delivery solutions means it is no longer sustainable to simply outsource product delivery and customer interactions. In recent years, there has been significant capacity pressure on raw materials, supply chains, manufacturing infrastructure and clinical service provision. Failing to manage and mitigate these challenges and risks can lead to delivery delays, sub-optimal clinical service provision, and reduced patient access. Telix faces an additional level of challenge because we believe that a medicine is only meaningful and impactful if it can be delivered globally.

We have embarked upon a growth strategy that goes beyond re-investment of earnings, to include strategic M&A, licensing and partnership activities. Our inorganic growth strategy is focused on four areas of capacity building:

1. **Tools and technologies to rapidly drive new product indications, clinical capabilities and label expansion**. Recent examples included the acquisition of ARTMS, Inc., which delivers the fundamental production technology for Zircaix[1], Telix's investigational renal cancer product as well as enabling the delivery of Gozellix[1], Telix's investigational second-generation prostate cancer imaging product. The acquisition of LightPoint Medical opens the potential to use Telix's Px products in the operating room, expanding clinical use beyond simply imaging. Telix's acquisition of DedicAid GmbH and partnership with Subtle Medical, Inc. is delivering throughput- and workflow-enhancing AI solutions to clinicians. The criterion is that a tool or technology must be able to deliver clinical differentiation and revenue within 18 months.
2. **Delivery infrastructure.** The traditional nuclear medicine manufacturing and distribution infrastructure is not equipped to deliver on our portfolio of products, now or in the future. We are working closely with select partners in major markets to ensure we have the production capacity we need, and making investments in specific parts of the value chain to ensure commercial performance and reliability. The most recent example is the acquisition of RLS Radiopharmacies, a platform that, when combined with Telix's isotope production capabilities, can reach the majority of patients in the U.S. while delivering critical backup and supply chain support to partners. We are making similar investments in key EU and APAC markets, such as our facility in Belgium. These are long-term investments but have an immediate impact on both product margins and – vitally – domain knowledge retention.
3. **Pipeline expansion.** Telix has a large pipeline and most of it is clinically mature. Several products are now at commercial stage, so we have been focused on how to architect the pipeline for future growth and clinical expansion. Recent examples include the acquisition of QSAM Biosciences, Inc. and in-licensing a suite of Px and Tx FAP assets. We remain focused on specific areas of clinical concentration where we think we can build deep scientific and commercial domain knowledge, particularly urologic oncology, where our solutions in development can comprehensively cover prostate, renal and bladder cancer.
4. **Platforms.** When Telix was founded, we focused on in-licensing clinical stage assets with promising data. Today, we have a greater appetite for internal innovation and early (pre-clinical) pipeline development using our own proprietary technology platforms. This is because we recognize the 'blue oceans' where we can commercially win, and because the cost of quality asset acquisition has increased rapidly as the field gains clinical and commercial momentum. The recent acquisition of the ImaginAb biologics platform and IsoTherapeutics Group are examples of platforms that have the potential to enable the development of a multitude of novel medicines in the future, and life-cycle management in the near-term.

For Telix, successful M&A, licensing and partnering go beyond simply identifying and acquiring interesting assets. Effective integration, compliance and workforce development are crucial to our growth. Where teams have developed capabilities and excellence that can benefit the wider organization, we adopt those best practices. The talent and momentum that we have been able to inject into Telix in recent years distinguishes us from our competitors and embeds capabilities that are now significant commercial barriers to entry.

1. Brand names subject to final regulatory approval.

Our commercial and clinical focus

Our focus areas

Our theranostic approach is focused on urologic oncology, neuro-oncology (glioma), musculoskeletal oncology (sarcoma) and hematologic oncology. These represent markets with clear opportunities for improved oncology approaches and high unmet patient need.


Urologic Oncology
Major market opportunity across prostate, kidney and bladder cancer
Musculoskeletal & Hematologic Oncology
Potential for first-mover advantage in an area of high unmet need
Neuro-oncology
Opportunity to innovate in an established market for radiation oncology

Urologic oncology

Prostate cancer

Our goal is to unlock the full potential of PSMA-targeted therapies.

The need

In 2022, the global incidence of prostate cancer was estimated to be 1,349,000, and this is expected to reach approximately 1,455,000 by 2027[1].

Our approach

Our prostate cancer programs target PSMA – a protein that is overexpressed on the surface of prostate cancer cells and is low or absent on most normal healthy cells. Imaging with targeted radiation can identify prostate cancer wherever it is in the body and help guide patient treatment. The PSMA receptor is expressed in over 80% of prostate cancer tumors. This expression of PSMA provides a specific target to design therapeutic and diagnostic agents for the treatment and imaging of prostate cancer.

Our portfolio

Therapeutic

TLX591 (^{177}Lu rosopatamab tetraxetan) is our investigational radio antibody-drug conjugate (rADC) directed at PSMA. We are evaluating the efficacy and safety profile of TLX591 in the ProstACT series of clinical trials in prostate cancer, from first recurrence to advanced metastatic disease. In 2024, we dosed the first patients in ProstACT GLOBAL, a multicenter, international Phase 3 study to investigate and confirm the benefits and risks associated with TLX591, when administered in combination with standard of care (SoC) and compared to SoC alone. The study consists of two parts: Part 1 Safety & Dosimetry Lead In; and Part 2 Randomized Treatment Expansion, with an overall target enrolment of ~500 patients. We expect to provide an update on Part 1 in H1 2025.

TLX592 (^{64}Cu/^{225}Ac-RADmAb®) is our investigational next-generation targeted alpha therapy (TAT) based on our proprietary RADmAb® engineered antibody technology. The Phase 1 CUPID trial evaluated copper-64 (^{64}Cu) labelled TLX592 in patients with advanced prostate cancer and delivered successful pharmacology and biodistribution proof-of-concept in 2024, prior to commencing therapeutic studies with actinium-225 (^{225}Ac).

1. Pharma Intelligence prostate cancer. Accessed February 2025.

Precision medicine

Illuccix® (^{68}Ga-PSMA-11), also referred to as TLX591-CDx in some territories where approval has not yet been granted, is our preparation for imaging prostate cancer with PET. It is currently approved in the U.S., Australia, Canada, Denmark and the United Kingdom, and is in national approval review in Europe following a positive decentralized procedure opinion from BfArM[1]. Sales of Illuccix® have been the primary source of revenue for Telix in 2024.

Gozellix[2] (TLX007-CDx) – In 2024, Telix submitted an NDA for a new PSMA imaging product with a considerably extended geographic distribution radius from the nuclear pharmacy compared to currently approved gallium-68 (^{68}Ga) based agents including Illuccix®. Its innovative properties are designed to facilitate more flexible production and further enhance patient access to PSMA-PET imaging and the clinical benefits of ^{68}Ga imaging to underserved populations across the U.S. TLX007-CDx was accepted for filing by the FDA with a PDUFA[3] goal date of 24 March 2025.



CMS changes

Navigating the reimbursement landscape

A key development in November 2024 was the announcement by the U.S. Centers for Medicare & Medicaid Services (CMS) that it will change the way it pays for specialised diagnostic radiopharmaceuticals. For Medicare fee-for-service patients in the Hospital Outpatient Prospective Payment System (OPPS), products that have gone beyond the transitional pass-through payment period (pass-through) will now be paid for separately by CMS. In 2025, these payments will be calculated on Mean Unit Cost (MUC), derived from hospital claims data, and applied to any specialised diagnostic radiopharmaceutical without pass-through status and with a threshold per-day cost greater than US$630.

For physicians in the hospital outpatient setting, it means purchasing decisions can be made based on the latest clinically significant diagnostic tools and evidence of utility, and not purely on reimbursement structure.

Under the changes announced by CMS, Illuccix® will remain eligible for reimbursement after July 2025, when its pass-through status is set to end. It should be noted that this funding model could be subject to further review under the new U.S. government.

Telix's focus on product lifecycle management and innovation means that we will also have a new addition to our PSMA imaging franchise, Gozellix[2], which is expected to attain pass-through status in mid-2025[4].

Kidney (renal) cancer and other cancers expressing CAIX

Our goal is to pioneer new theranostic approaches in kidney and other cancers expressing the biomarker CAIX where there is a significant unmet medical need.

The need

In 2022, the global incidence of kidney cancer was 434,840[5]. Clear cell renal cell carcinoma (ccRCC) is the most common and aggressive subtype of malignant kidney tumor, at 80-90%, and survival can depend on how early it is detected.

There are unmet needs for improvements in the diagnosis of ccRCC from indeterminate renal masses, and the staging of advanced disease through more accurate and specific imaging techniques. Despite the transformative impact of immunotherapies on the prognosis of patients with metastatic kidney cancer, a considerable number of patients fail to respond adequately to these therapies and eventually progress.

1. The German Federal Institute for Drugs and Medical Devices (Bundesinstitut für Arzneimittel und Medizinprodukte). Telix ASX disclosure 17 January 2025.
2. Brand name subject to final regulatory approval.
3. Prescription Drug User Fee Act.
4. Subject to regulatory and CMS approval.
5. Global Cancer Statistics 2022: GLOBOCAN survey. Published August 2024.

Our approach

Our target for kidney cancer is CAIX; a scientifically validated target in ccRCC, which is the most prevalent and aggressive form of kidney cancer. CAIX is a cell surface protein highly expressed in ccRCC and in many other solid tumors in the hypoxic tumor micro--environment. To target CAIX, we use a monoclonal antibody – girentuximab – which has been designed to have a high degree of selectivity and affinity for the target and is cleared from the body by the liver. The lack of kidney excretion is an advantage for patients with primary kidney disease. We believe the target profile and the properties of girentuximab make the ccRCC phenotype promising as the first therapeutic indication for TLX250.

Our portfolio

Therapeutic

TLX250 (^{177}Lu-girentuximab) is our investigational rADC therapy for the treatment of advanced metastatic kidney cancer. It is being evaluated in two Phase 2 IITs in first and second-line kidney cancer, in combination with checkpoint inhibitors, and in STARSTRUCK[1], a company-sponsored Phase 1 trial in combination with a Merck KGaA (Darmstadt, Germany) DNA-dependent protein kinase (DNA-PK) inhibitor candidate, peposertib.

The combined diagnostic and therapeutic potential of girentuximab may also extend into other cancers that significantly express CAIX, including certain Von Hippel Landau (VHL)-induced cancers, ovarian cancer, triple-negative breast cancer (TNBC) and bladder cancer. We have observed encouraging preliminary clinical data in TNBC and bladder cancer.

TLX252 (^{225}Ac-girentuximab) is our investigational next-generation TAT that we are developing as a potential complement to the TLX250 (beta) program in ccRCC. TLX252 has demonstrated pre-clinical proof-of-concept and a first-in-human study is currently being planned.

Precision medicine

TLX250-CDx (Zircaix[2], ^{89}Zr- girentuximab) is a PET diagnostic imaging agent for the characterization of renal masses as ccRCC. Telix completed its U.S. BLA for TLX250-CDx PET imaging of ccRCC in December 2024. We continue to target a U.S. commercial launch in H2 2025, pending acceptance of the BLA for filing, and regulatory approval.



Potential to be practice-changing

ZIRCON trial featured in The Lancet Oncology

Results from the Phase 3 ZIRCON trial, published in *The Lancet Oncology,* report that TLX250-CDx is highly accurate in detecting and characterizing ccRCC in patients with indeterminate renal masses (IRMs)[3].

The paper's authors explain that small masses in the kidney are increasingly being detected incidentally when patients undergo routine abdominal imaging, contributing to "an era of gross overtreatment". Up to 30% of patients undergo unnecessary surgery, removing masses that are later determined to be benign. If confirmed, however, ccRCC is the most common and aggressive form of kidney cancer and delays in diagnosis can significantly reduce survival rates.

In this peer-reviewed paper, Professor Brian Shuch (University of California, Los Angeles) and colleagues, reported results from the prospective, open-label, multicentre, Phase 3 trial. They reported sensitivity of 86% and specificity of 87%, and positive predictive value of 93% in patients with cT1 IRMs (≤7cm). The authors concluded that TLX250-CDx "has a favourable safety profile and is a highly accurate, non-invasive imaging modality for the detection and characterisation of ccRCC, which has the potential to be practice changing."

You can read the full article here: **www.thelancet.com/journals/lanonc/article/PIIS1470-2045(24)00402-9/fulltext**

1. ClinicalTrials.gov ID: NCT05868174.
2. Brand name subject to final regulatory approval.
3. Shuch et al. *Lancet Oncology*, 2024.

Expanded access and compassionate use programs are active at more than 30 sites in the U.S.[1], Europe and Australia. New studies were also launched exploring indication expansion for staging and recurrence, and surveillance[2].

The Phase 3 ZIRCON-CP registration study in China dosed the first patients in November 2024[3] and continues to recruit well.

Bladder cancer

Our goal is to leverage a novel mode of action to improve outcomes for patients with both localised and disseminated, advanced disease.

The need

In 2022, the global incidence of bladder cancer was 614,298[4], making it the ninth most common cancer worldwide and the sixth most common cancer in men.

The standard treatment for early-stage bladder cancer is endoscopic surgery. For advanced disease, more invasive surgery or radiation therapy is combined with chemotherapy or immunotherapy, which is associated with significant ill health and life-long impacts on quality of life. With few effective therapeutic options and the risk of complete cystectomy (bladder removal), a more targeted treatment approach is urgently needed.

Our approach

Our bladder cancer programs target CAIX and fibroblast activation protein (FAP), two well-validated targets with pan-cancer potential. This complementary approach targeting hypoxia and fibrosis is a potential "double hit" at the tumor micro-environment, with the potential to provide a synergistic benefit when combined with other systemic therapies like immuno-oncology.

Our portfolio

We have observed encouraging preliminary clinical data in bladder cancer with our CAIX-targeting TLX250 platform, and in November 2024, we announced an expansion of our theranostic pipeline with the in-licensing of a portfolio of next-generation FAP-targeting assets[5]. Our FAP development program will initially focus on the treatment of bladder cancer, complementing our existing successful urology franchise. We also plan to explore the potential for our FAP portfolio in a range of solid tumors, as many cancers are known to express this target either in the tumor micro-environment, like breast cancer, or directly on malignant lesions, like sarcomas. Our lead incoming therapeutic candidate has been administered in over 500 patients in a compassionate use setting covering multiple tumor types.


FAP
CAIX
CAIX targeting antibody (hypoxia)
FAP targeting small molecule (fibrosis / stroma)
Glioblastoma
Nasopharyngeal carcinoma
Adenoid cystic carcinoma
Thyroid cancer
Lung cancer
Neuroendocrine tumours
Hepatocellular carcinoma
Pancreatic cancer
Insulinoma
Gastric cancer
Desmoid
Small Intestine cancer
Bladder cancer
Prostate cancer
Head and neck carcinoma
Chordoma
Salivary gland cancer
Esophageal cancer
Thymus cancer
Breast cancer
Cholangiocarcinoma
Sarcoma
Renal cell carcinoma
Ovarian cancer
Cervical cancer
Colorectal cancer
Anal cancer

1. ClinicalTrials.gov ID: NCT06090331.
2. ClinicalTrials.gov ID: NCT06447103.
3. Telix media release 28 November 2024.
4. Global Cancer Statistics 2022: GLOBOCAN survey. Published August 2024.
5. Subject to completion of customary closing conditions.

Neuro-oncology

Brain cancer (glioma)

Our goal is to improve the treatment options for patients with glioma based on a theranostic approach.

The need

In 2022, the global incidence of brain and nervous system tumors was 321,731[1]. Gliomas make up approximately 30% of all brain and central nervous system (CNS) tumors and 80% of all malignant brain tumors.

Glioblastoma (GBM) – the most aggressive sub-type of glioma – has a poor prognosis, primarily due to there being few effective treatment options, with a median survival from initial diagnosis typically in the range of 12-15 months. The mainstay of treatment for GBM is surgical resection, followed by combined radiotherapy and chemotherapy. Despite such treatment, recurrence occurs in almost all patients.

Our approach

Our brain cancer program targets two membrane transport proteins known as large amino acid transporter 1, and large amino acid transporter 2 (LAT1 and LAT2): validated targets that are highly expressed in several solid tumors, including malignancies of the CNS.

We believe the LAT1 and LAT2 receptors, expressed on both sides of the blood-brain barrier (BBB), are suitable targets for the delivery of radiation to both primary CNS malignancies and metastases from non-CNS cancers such as lung and breast cancer. As such, we see several potential indications for theranostic radiopharmaceuticals targeting LAT1 and LAT2.

Our portfolio

Therapeutic

TLX101 (^{131}I-IPA) is our LAT1-targeting investigational therapy for patients with brain cancer. We use a small molecule for this therapy due to the need to cross the BBB. TLX101 has received orphan drug designation (ODD) in the U.S. and Europe for the treatment of glioma.



Promising preliminary data

IPAX-1 trial featured in Neuro-Oncology Advances

Results of the Phase 1 IPAX-1[2] study were published in Neuro-Oncology Advances, confirming the safety and tolerability profile, and early efficacy of TLX101 therapy, in combination with external beam radiation therapy (EBRT) in recurrent GBM, the most common and aggressive form of primary brain cancer.

In the first peer-reviewed publication of the IPAX-1 study, Professor Josef Pichler (Kepler University Hospital, Austria) and colleagues reported that single or fractionated doses of TLX101 plus EBRT were associated with acceptable tolerability and specific tumor-targeting in patients with recurrent GBM. The authors explained that the study delivered encouraging preliminary efficacy data, demonstrating a median overall survival (OS) of 13 months from the initiation of treatment, or 23 months from initial diagnosis. The authors concluded that findings from the IPAX-1 study "support further investigation into the use of TLX101 plus EBRT, including its potential as a first line treatment"[3].

You can read the full article here: **www.academic.oup.com/noa/article/6/1/vdae130/7723438**

1. Global Cancer Statistics 2022: GLOBOCAN survey. Published August 2024.
2. ClinicalTrials.gov ID: NCT03849105.
3. Pichler et al. *Neuro-Oncology Advances*. 2024.

We are currently evaluating TLX101 in the front-line (Phase 1)[1] and recurrent (Phase 2)[2] disease settings, where we have observed promising preliminary clinical evidence of anti-tumor effect and disease stabilization.

TLX102 (^{211}At-APA) is our investigational next-generation TAT that we are developing as a potential complement to the TLX101 (beta) program in GBM. TLX102 has demonstrated pre-clinical proof-of-concept, and a first-in-human study is in planning.

Precision medicine

Our investigational imaging agent, Pixclara[3], also known as ^{18}F-floretyrosine or ^{18}F-FET, is a PET diagnostic agent designed to image cancerous lesions in the brain, and targets both LAT1 and LAT2.

Telix's NDA was accepted by the FDA in October 2024 and granted a Priority Review, with a PDUFA goal date of 26 April 2025, paving the way for a U.S. commercial launch in 2025.

An expanded access program is active in the U.S.[4]

Musculoskeletal and hematologic oncology

Soft tissue sarcoma

Our goal is to leverage a successful pre-clinical program and established clinical safety profile to provide new treatment options for this disease, known to be susceptible to radiation.

The need

Soft tissue sarcoma (STS) is a complex disease encompassing a diverse group of relatively rare cancers, with more than 50 histological subtypes. Standard treatments for STS include surgery, radiation therapy and chemotherapy. For patients with advanced, unresectable or metastatic disease, treatment typically involves chemotherapy with single agents (e.g., doxorubicin) or anthracycline-based combination regimens. However, the prognosis for these patients remains poor, with treated patients with metastatic disease having a median overall survival of typically around 12 to 18 months.

Our approach

Our investigational products, TLX300 and TLX300-CDx employ antibody-directed targeted radiation for both therapeutic and diagnostic applications, respectively, against platelet-derived growth factor receptor alpha (PDGFRα), which is a tyrosine kinase receptor involved in fibrogenesis. We believe that the targeting of activated fibroblasts in the tumor micro-environment is a promising strategy to drive durable treatment responses in certain solid tumors. Eli Lilly and Company provided Telix with a licence for olaratumab, a naked antibody that was formerly marketed as Lartruvo®. We have repurposed olaratumab as a radiopharmaceutical.

Our portfolio

TLX300 has completed pre-clinical validation and we are enrolling patients on the Phase 1 ZOLAR trial[5] of TLX300-CDx (^{89}Zr-olaratumab) in patients with advanced, metastatic STS at the Melbourne Theranostic Innovation Centre (MTIC) in Melbourne, Australia. ZOLAR is a first-in-human, proof-of-concept and biodistribution trial that uses PET to evaluate olaratumab as a therapeutic radiopharmaceutical targeting platform.

Bone metastases and pain palliation

Our goal is to provide new, cost-effective solutions for treating pain associated with bone metastases, to improve the quality of life for patients.

The need

Most prostate cancer patients and 20% of breast cancer patients progress with bony (osteoblastic) lesions, which cause considerable pain. The current standard of care relies heavily on opioids, bisphosphonates and steroids, creating significant compliance and cost issues, and offering low quality of life for patients. Relief from pain due to bony metastases needs new, cost-effective solutions.

1. ClinicalTrials.gov ID: NCT05450744.
2. EudraCT Number: 2021-006426-43.
3. Brand name subject to final regulatory approval.
4. ClinicalTrials.gov ID: NCT06743100.
5. ClinicalTrials.gov ID: NCT06537596.

Our approach

We use a next generation chelating agent known as DOTMP[1] to deliver a proprietary formulation of Samarium-153 (^{153}Sm) radioisotope. DOTMP selectively targets sites of high bone mineral turnover, a known characteristic of bone metastases, and minimizes off-target migration.

Our portfolio

TLX090 (^{153}Sm-DOTMP) is our novel bone-seeking product candidate that, unlike earlier products, avoids skeletal saturation and reduces the amount of free metal that would form colloids, resulting in lower marrow dose and improved clearance organ dosimetry. A single dose of TLX090 potentially offers up to four months of pain relief and quality of life.

A Phase 1 trial demonstrated highly targeted uptake in bone tumors, favorable safety profile and efficacy in reducing bone pain. In December 2024, a Type B pre-IND meeting with the FDA provided clear direction on the pathway to a Phase 2 bridging trial and we are now finalizing the protocol and study design based on FDA guidance.

Hematologic oncology

Our goal is to leverage existing and novel products to improve the imaging and treatment of blood- and bone-related cancers and infections.

The need

According to the Worldwide Network of Bone and Marrow Transplantation, there were approximately 90,000 first hematopoietic stem-cell transplantations (HSCT) performed in 2019[2], most often in patients with hematologic (blood) cancers, such as multiple myeloma or leukemia. Prior to HSCT, patients undergo a bone marrow conditioning (BMC) treatment; however the current standard of care - typically multi-drug chemotherapy regimens - can be highly toxic, and patients may not tolerate treatment. This creates an important unmet medical need for more tolerable BMC regimens.

Our approach

Our BMC program uses a monoclonal antibody called besilesomab to target distinct members of cluster of differentiation 66 (CD66), a family of receptors expressed on specific types of immune or blood cells that serve as attractive biomarkers for novel experimental conditioning radiopharmaceuticals.

Our portfolio

Therapeutic

Our product candidate for HSCT conditioning, TLX66 (^{90}Y-besilesomab), has a broad clinical indication. It has been studied in acute myeloid leukemia (AML), multiple myeloma and systemic amyloid light-chain amyloidosis (SALA) through IITs. TLX66 has been granted ODD status in the U.S. and Europe.

Clinical data suggest TLX66 could be a well-tolerated (and therefore highly versatile) BMC agent, which could be utilized alone or in combination with reduced or high-intensity conditioning agents preceding HSCT.

Approximately 100 patients treated in several Phase 1 and 2 IITs of TLX66 in different hematological diseases requiring autologous or allogeneic stem cell transplantation have shown minimal uptake in non-hematopoietic organs such as liver, kidneys and gut.

We plan to evaluate TLX66 in a Phase 2 clinical trial as a BMC agent in patients with AML who are not suitable for conventional BMC regimes. We expect to submit an IND to the FDA for this trial and to commence the trial in 2025.

Precision medicine

The incidence of osteomyelitis (bone infection) is estimated to be as high as 21.8 cases per 100,000 persons per year[3]. The diagnosis of osteomyelitis is a challenge for diagnostic imaging and timely identification and localization of pathology can be of critical importance for appropriate management of patients.

TLX66-CDx (^{99m}Tc-besilesomab) is our commercial imaging agent for osteomyelitis. We previously out-licensed TLX66-CDx to Curium Pharma under the brand name Scintimun®. Under an agreement announced in January 2025, we have transferred the marketing and distribution rights back to Telix. We have identified significant potential to expand clinical utility, including as a companion patient selection and safety assessment tool for TLX66.

1. 1,4,7,10-Tetraazacyclododecane-1,4,7,10-tetrakis(methylenephosphonic acid)
2. Neiderwieser et al. *Haematologica.* 2022.
3. Kremers et al. *J Bone Joint Surg Am.* 2015.

Late-stage therapeutic pipeline

Indication	Targeting agent	Isotope	Phase 1 / Phase 2 / Phase 3
Prostate PSMA	Antibody	^{177}Lu	TLX591 (^{177}Lu rosopatamab tetraxetan)
Kidney + other CAIX	Antibody	^{177}Lu	TLX250 (^{177}Lu-girentuximab)
Brain LAT	Small molecule	^{131}I	TLX101 (^{131}I-IPA)
Hematology CD66	Antibody	^{90}Y	TLX66 (^{90}Y-besilesomab), CD66 targeting candidate for bone-marrow conditioning

Early-stage therapeutic pipeline

Indication	Targeting agent	Isotope	R&D / Pre-clinical / Clinical (Ph 0/1)
Prostate PSMA	Antibody	^{225}Ac (alpha)	TLX592 (^{225}Ac-RADmAb®)
Kidney + other CAIX	Antibody	^{225}Ac (alpha)	TLX252 (^{225}Ac-girentuximab)
Bladder FAP	Small molecule	Undisclosed	TLX400 (New in-license)
Brain LAT	Small molecule	^{211}At (alpha)	TLX102 (^{211}At-APA)
Musculo-skeletal	Antibody	Undisclosed	TLX300 (-olaratumab), PDGFRα[1] targeting candidate for soft tissue sarcoma
	Small molecule	^{153}Sm	TLX090 (^{153}Sm-DOTMP), bone-seeking agent for bone metastases and pain palliation

Precision medicine portfolio

Indication	Targeting agent	Isotope	Pre-clinical / Phase 1 / Phase 2 / Phase 3 / Commercial
Prostate PSMA	Small molecule	^{68}Ga	Illuccix® (^{68}Ga-PSMA-11)
	Small molecule	^{68}Ga	TLX007-CDx, Gozellix®[2] (^{68}Ga-PSMA-11)
Kidney + other CAIX	Antibody	^{89}Zr	TLX250-CDx, Zircaix®[2] (^{89}Zr-girentuximab)
Brain LAT	Small molecule	^{18}F	TLX101-CDx, Pixclara®[2] (^{18}F-floretyrosine)
Musculo-skeletal	Antibody	^{99m}Tc	TLX66-CDx (^{99m}Tc-besilesomab, Scintimun®), CD66 imaging agent for osteomyelitis (bone infection)

1. Platelet derived growth factor receptor alpha.
2. Brand name subject to final regulatory approval.

Our clinical trials

Telix is at the forefront of theranostic drug development and is committed to improving the quality of life for people with cancer. We put patients at the heart of everything we do and currently have 33 clinical trials underway globally, including partnered IITs, spanning a range of diseases. See the graphic below for Telix-sponsored trials and select IITs.

Find out more about our active and completed clinical trials at ClinicalTrials.gov



Glioma (brain cancer)

Ph	Name	Asset	Px/Tx
2	IPAX-Linz (IIT)	TLX101	Tx
1	IPAX-2	TLX101	Tx
EAP[2]	TLX101-CDx (U.S.)	TLX101-CDx	Px

Soft tissue sarcoma

Ph	Name	Asset	Px/Tx
1	ZOLAR	TLX300-CDx	Px

Multiple tumor types expressing CAIX

Ph	Name	Asset	Px/Tx
1b	STARSTRUCK	TLX250	Tx
2	STARBURST	TLX250-CDx	Px

Kidney cancer

Ph	Name	Asset	Px/Tx
2	STARLITE-1 (IIT)	TLX250	Tx
2	STARLITE-2 (IIT)	TLX250	Tx
NPP[1]	TLX250-CDx (EU)	TLX250-CDx	Px
EAP[2]	TLX250-CDx (U.S.)	TLX250-CDx	Px
3	ZIRCON-CP	TLX250-CDx	Px
2	CA-NINE (IIT)	TLX250-CDx	Px

Prostate cancer

Ph	Name	Asset	Px/Tx
3	ProstACT GLOBAL	TLX591	Tx
1/2	RHINO (IIT)[3]	RHN001	Tx
1	CUPID	TLX592	Tx
3	China Registration Study	TLX591-CDx	Px
1	Illuccix TB PET/CT (IIT)	TLX591-CDx	Px
Registry	Illuccix	TLX591-CDx	Px
Registry	NOBLE	TLX599-CDx	Px

Hematologic cancers

Ph	Name	Asset	Px/Tx
2	Acute myeloid leukemia	TLX66	Tx
2	Pediatric leukemia	TLX66	Tx

Px: Precision medicine (diagnostic).
Tx: Therapeutic.
1. Named patient program.
2. Expanded access program.
3. Collaboration through Rhine Pharma.

Looking over the horizon



"We have built an impressive R&I team that not only contributes to the rapid development of Telix's existing commercial and pre-commercial products, but is equipped to deliver the clinical products and services that will be our revenue generators five and ten years from now."

Dr. Michael Wheatcroft, Chief Scientist

Our research and innovation (R&I) journey

2025 marks ten years since Telix's inception and eight since it became a public company. While the Telix of today is still recognizable in our initial public offering prospectus, our growth and investment as a commercial-stage company have been transformative.

A significant part of our success is due to the work of our R&I team. In close collaboration with other technical and commercial functions of the business, they have identified new clinical applications of our technology, platforms that can expand and improve clinical workflow, and manufacturing optimizations that improve product margins. More generally, they have 'looked over the horizon' to where the field is going in terms of using targeted radiation in oncology.

However, using the term 'Research and Innovation' also reflects a philosophy central to the first decade of Telix's life, primarily about sourcing external innovation. A key driver of our rapid growth was collaborative, third-party access to technology. We generally preferred to 'buy' rather than 'build' technology, and sought clinically de-risked opportunities, reflecting the low cost of entry and the fact that the field of radiopharmaceuticals was commercially undeveloped.

Fast-forward from 2015 to 2025, and the world has changed. The cost of asset acquisition has skyrocketed, evidenced by recent transactions - even for pre-clinical assets. Like many other growth areas of pharmaceuticals, platform technologies -with the potential to produce multiple innovative medicines - are particularly attractive. This is especially so in radiopharma, where the mechanism-of-action (MoA) is dependent both on the pharmacology of a targeting agent and the radiobiology of a particular isotope. Radiochemistry, therefore, naturally lends itself to platforms.



Why chop and change chelators?

First-in-class dual-chelator theranostic on the cover of Chemical Science

Chemical Science, the flagship journal for The Royal Society of Chemistry, published the outcome of a joint research project between Telix, The University of Sydney, and The University of Queensland.

This research represents the culmination of a highly successful academic-industry collaboration and innovation, stemming from early conversations between Professor Rachel Codd and Telix Chief Scientist, Dr. Michael Wheatcroft, about future improvements that could complement the burgeoning field of theranostics. As a result, Prof. Codd and co-workers developed a proprietary, first-in-class, dual-chelator technology based on DFOB (Desferrioxamine B) and DOTA (1,4,7,10-tetraazacyclododecane-1,4,7,10-tetraacetic acid) that can deliver either therapeutic or diagnostic radiation to a tumor, when attached to a monoclonal antibody. By designing a single agent to bind complementary diagnostic and therapeutic radiometal pairs, this platform technology aims to streamline future development pathways and improve patient dosimetry in theranostics, an increasingly important direction of cancer care. We are excited to continue this collaboration and drive this platform technology - which has shown such promise in preclinical studies - through to clinical translation and commercialization.

You can read the full article here: **https://pubs.rsc.org/en/content/articlehtml/2024/SC/D4SC02851A**

Building a platform for success

In 2025, Telix's R&I engine will formally become an 'R&D' engine comprising several, well-established platforms that are significant generators of internal intellectual property and domain knowledge. These include:

- **A novel biologics / engineered antibody development platform:** able to produce new targeting agents against virtually any target of interest, engineered and optimised for use as a radiopharmaceutical.
- **Conjugation / linker technology:** with significant expertise in macrocyclic organic chemistry (including GMP scale-up in-house).
- **Isotope Center of Excellence (ICE):** dedicated to isotope processing and supply chain technical excellence, the ICE team includes extensive physics expertise in reactor-, generator- and cyclotron-based radionuclide production, including in-house research cyclotron resources.
- **In-house Phase 0/1 dosimetry and clinical translation capabilities:** including access to pre-clinical and clinical PET/CT and SPECT/CT.
- **Artificial intelligence (AI), image processing and machine learning:** a dedicated team within our MedTech group to support clinical decision support, optimize product workflows and support trial data analysis.

These platforms and capabilities are accessible to four key research themes, formally organized under Dr. Wheatcroft's leadership:

1. **Future radiopharmaceuticals:** primarily focused on the radiobiology, development and use of alpha-emitting isotopes (including conjugation techniques) underpinning Telix's next-generation pipeline.
2. **Tumor micro-environment:** exploring how targeted radiation can be used to interrogate/probe the tumor micro-environment (Px) and identify which combination therapies may be optimally developed with Tx radiopharmaceuticals. This group has a particular interest in key combination MoAs, such as immuno-oncology and mechanisms of DNA damage repair.
3. **New targets:** many of Telix's Px and Tx assets can be used in multiple validated clinical applications, however there are also gaps. There may be biology of interest that requires exploration of new targets, and targets that may be synergistic with our existing pipeline.
4. **Translational medicine and pre-clinical excellence:** fast and innovative strategies to quickly attain 'proof-of-concept' in patients for new radiopharmaceutical innovations, as well as fast-track strategies for life-cycle management of our existing Px and Tx pipeline that leverages our extensive clinical data.


Chemical Science
ROYAL SOCIETY OF CHEMISTRY

Our performance, strategy and future prospects

Financial review

Financial highlights

$783.2M
Total Group revenue
Up $280.7M from 2023

$49.9M
Net profit after tax
Significantly improved from $5.2M in 2023

$43.0M
Operating cash inflow
Improved from an inflow of $23.9M in 2023

$99.3M
Adjusted EBITDA
Up $40.9M from $58.4M in 2023

Group financial performance

It has been a transformative year for Telix, in which we have laid the foundation for the next phase of growth: preparing to launch three new products and advance our highly differentiated therapeutic pipeline, driving our geographic expansion across multiple markets, and building out a global manufacturing footprint.

From 2024 onwards, Telix has three reportable segments: Therapeutics, Precision Medicine (incorporating International and MedTech) and Telix Manufacturing Solutions. Details for each segment are provided in this section. All figures are in AU$ unless otherwise indicated.

Revenue and gross margin

Total revenue and gross margin by half-year



$M
500
400
300
200
100
0
70
60
50
40
%
48%
61%
63%
62%
66%
65%
24.0
136.1
220.8
281.7
364.0
419.2
H1 2022
H2 2022
H1 2023
H2 2023
H1 2024
H2 2024
Revenue
Gross margin

Revenue increased by $280.7 million (56%) to a total of $783.2 million, compared to $502.5 million for 2023, driven by the continued strong performance of Illuccix® in the U.S.

Gross margin increased during the year to end at 65% for 2024 (up from 63% in 2023), supported by a stable selling price for Illuccix® within each market segment.

Looking forward, we expect to further diversify revenue as we launch new products in the U.S. (Zircaix, Pixclara and Gozellix[1], subject to regulatory approval) and continue the global rollout of Illuccix® with our European launch.

Research and development

Telix funds its research and development (R&D) from earnings. R&D increased by $66.0 million to $193.9 million, compared to $127.9 million in 2023, with expenditure predominantly focused on our late-stage assets. Our investment into research and development was within guidance (40-50% above 2023 expenditure).

In Precision Medicine, R&D focused on regulatory filings for Zircaix, Pixclara and Gozellix[1] and scale-up of inventory in preparation for their commercial launches. This accounted for approximately half of our investment in 2024, with these assets expected to generate revenue in 2025.

In Therapeutics, R&D was concentrated on the progression of late-stage assets for prostate, kidney and brain cancer therapies. Starting the ProstACT GLOBAL trial represented the largest investment for Therapeutics, and included production of clinical doses.

R&D investment is outlined below:

Projects	2024	% of total R&D	2023	% of total R&D
	$M		$M	
Therapeutic Programs				
Late-stage clinical	57.3	30%	34.4	27%
Early-stage clinical	10.9	6%	4.5	4%
Pre-clinical research and innovation	14.4	7%	8.6	7%
Precision Medicine Programs				
Lifecycle management	14.7	8%	10.6	8%
New product development	88.8	46%	59.6	47%
Pre-clinical research and innovation	7.8	4%	10.2	8%
Total product development R&D	**193.9**		**127.9**	

Profitability

Telix is a financially sustainable business, delivering its second full year of profitability. Net profit after tax was $49.9 million, (compared to $5.2 million in 2023). This was the result of strong operational performance in the Precision Medicine business and effective expenditure control, while investing in the development of late-stage pipeline assets and build-out of manufacturing capabilities and capacity.

1. Brand names subject to final regulatory approval.

Operating profit to Adjusted EBITDA


120M
90M
60M
30M
0M
$
82.1
8.2
0.9
8.2
8.0
(8.1)
99.3
Operating profit
Level III ADR listing costs
Level II ADR listing costs
Acquisition related costs
Depreciation and amortization
Other (gains)/losses (net)
Adjusted EBITDA
Increase
Total
Decrease

Group adjusted earnings before, interest, tax, depreciation and amortization (adjusted EBITDA) was $99.3 million, an increase of $40.9 million compared to the prior year ($58.4 million). This included a number of one-off expenses, as detailed below.

U.S. listing costs

In 2024 we incurred $8.2 million in legal and compliance costs in preparation for an initial public offering on the Nasdaq through a Level III American Depositary Receipt (ADR) program. In June, we elected to withdraw the proposed initial public offering based on the view that the proposed discounts did not align with our duty to existing shareholders. Subsequent to this decision, we incurred $0.9 million in legal and compliance fees. In October 2024, Telix listed on the Nasdaq as a Level II American Depositary Receipt (ADR) program.

Acquisition-related costs

In 2024 we incurred $8.2 million in legal, due diligence and related transaction costs on strategic M&A opportunities - notably, the acquisitions of RLS, ARTMS, and IsoTherapeutics Group. These transactions exemplify Telix's strategy of allocating capital to initiatives that support the scale-up of manufacturing and the continued build-out of our therapeutics platform for sustainable, scalable growth. The opportunities these acquisitions presented are a key component of our strategy to meet the demands of a rapidly growing market, and the unique needs of radiopharmaceuticals.

Expanding our manufacturing capabilities

In 2024, Telix Pharmaceuticals made significant strategic investments to enhance our global development and manufacturing capabilities, with the acquisitions of ARTMS and IsoTherapeutics, alongside the build-out of the Brussels South manufacturing facility. This represents a critical step in securing long-term supply chain resilience, reducing dependency on external suppliers, and ensuring financially sustainable growth in key markets. Together, these investments significantly expand our operational footprint in North America and Europe. These strategic initiatives required near-term investment which resulted in an increase in TMS operating losses to $25.0 million (2023: $5.9 million).

Cash balance and activities

Cash and cash equivalents were $710.3 million at 31 December 2024 (2023: $123.2 million). On 30 July 2024, we received net proceeds of approximately $635.0 million from the issue of convertible bonds on the Singapore Exchange. We have a disciplined and shareholder-focused approach to capital allocation, with the proceeds of the convertible bond issuance and cash generated from operations providing a strong capital structure to support continued investment in our pipeline and strategic acquisitions.

Closing cash bridge


900M
800M
700M
600M
500M
400M
300M
200M
100M
0M
$
123.2
718.1
(488.6)
(153.9)
(35.9)
3.3
43.0
(34.7)
(100.5)
639.9
39.4
710.3
Opening cash and cash equivalents
Customer receipts
Supplier payments
Employee costs
Contingent consideration, operating
Other operating
Operating cashflow
Acquisitions
Capital expenditure
Net proceeds from borrowings
Net financing cash flows and FX
Closing cash and cash equivalents

Operating activities

Net cash generated from operating activities was $43.0 million (2023: net cash from operating activities was $23.9 million). The primary sources of cash from operating activities were collections from sales of Illuccix® of $718.1 million (2023: $463.7 million). The improved customer receipts reflect sales growth and sound debtor management during the year.

Payments to suppliers and employees of $642.5 million (2023: $414.1 million) included commercial manufacturing and research and development costs, selling and marketing costs for Illuccix® and employee costs. Other operating cash flows include interest income received, interest paid and income taxes paid in the U.S. and Belgium. Cash outflows also included a $35.9 million (2023: $16.3 million) contingent consideration payment to former ANMI shareholders.

Investing activities

Net cash used in investing activities of $135.2 million (2023: $25.5 million) comprised payments including $30.9 million for the acquisitions of ARTMS and IsoTherapeutics, $19.7 million for intangible assets including QSAM Biosciences, Inc. and $14.5 million for isotope raw material purchases.

We also invested $52.0 million into financial assets, which included a $50.0 million cash deposit into a cash security account to establish a working capital facility.

Financing activities

Net cash provided by financing activities totaled $638.9 million (2023: $10.2 million), comprising net proceeds received from borrowings of $639.9 million (2023: $5.8 million) related to the $635.0 million proceeds received from the issue of convertible bonds and $4.9 million of net loan proceeds provided for the construction of TMS Brussels South.

Precision Medicine

	2024	% of revenue	2023	% of revenue
	$M		$M	
Revenue	771.1		496.7	
Cost of sales	(270.8)		(188.2)	
Gross profit	**500.3**	**65%**	**308.5**	**62%**
Research and development costs	(111.3)	(14%)	(80.3)	(16%)
Selling and marketing expenses	(84.6)	(11%)	(50.0)	(10%)
Manufacturing and distribution costs	(7.8)	(1%)	(7.6)	(2%)
General and administration costs	(42.8)	(6%)	(31.0)	(6%)
Other losses (net)	(8.9)	(1%)	(35.1)	(7%)
Operating profit	**244.9**	**32%**	**104.5**	**21%**

Revenue growth and a stable cost base delivering higher profits

Strong sales of Illuccix® were the key driver of revenue, through a combination of increased market share and category growth for PSMA imaging, predominantly in the U.S.

Gross margin continued to improve, ending the year at 65% (up from 62% in 2023), reflecting higher realized prices and steady product manufacturing costs.

We invested in sales and marketing to facilitate further sales growth of Illuccix® and capture a greater share of this growing market. In addition, the sales and marketing expenditure included promotional advertising preparation for the launch of three new imaging agents in the U.S. and Illuccix® in Europe in 2025[1].

R&D focused on lifecycle management, geographical expansion for our PSMA imaging portfolio, and preparation for the commercial launch of three new imaging agents in the U.S. (Zircaix, Pixclara, and Gozellix[2]), which we plan to launch in 2025[1]. This included commercial manufacturing process qualification and validation, as well as preparation of regulatory filings.

General and administration costs increased in line with revenue by $11.8 million (38%) to $42.8 million, compared to $31.0 million for 2023. This increase was primarily driven by investments in corporate infrastructure to support the expansion of services assisting commercial operations in each region.

Therapeutics

	2024	2023	% change
	$M	$M	
Revenue	9.3	5.4	72%
Cost of sales	-	-	
Gross profit	**9.3**	**5.4**	**72%**
Research and development costs	(82.6)	(47.6)	74%
Selling and marketing expenses	(0.1)	(0.1)	0%
Manufacturing and distribution costs	-	(0.1)	(100%)
General and administration costs	(0.1)	(0.1)	0%
Operating loss	**(73.5)**	**(42.5)**	**73%**

1. Subject to regulatory approval.
2. Brand names subject to final regulatory approval.

Focused investment in late-stage therapeutic asset pipeline

We increased our investment in R&D for our late-stage therapeutics pipeline. The increase is predominantly related to the growing momentum of the Phase 3 ProstACT GLOBAL trial, and the related costs of clinical manufacturing and patient recruitment.

Telix Manufacturing Solutions

	2024	2023	% change
	$M	$M	
Revenue	2.8	0.4	600%
Cost of sales	(2.7)	-	
Gross profit	**0.1**	**0.4**	**(75%)**
Research and development costs	(0.7)	(0.6)	17%
Selling and marketing expenses	(0.8)	-	
Manufacturing and distribution costs	(17.9)	(2.2)	714%
General and administration costs	(5.8)	(3.5)	66%
Other income (net)	0.1	-	
Operating loss	**(25.0)**	**(5.9)**	**324%**

In 2024, Telix completed the acquisition of ARTMS Inc. (ARTMS) and IsoTherapeutics Group (IsoTherapeutics), in order to drive vertical integration and build a foundation for long-term commercial success across the breadth of our product pipeline. Revenue for TMS was primarily generated by IsoTherapeutics' manufacturing services.

Manufacturing and distribution costs increased in 2024 as we integrated two new businesses (ARTMS and IsoTherapeutics). Investment also reflected the ramp-up of operations at the Brussels South manufacturing facility, as we prepare for commercial production to commence in 2025.

On 28 January 2025, Telix completed the acquisition of RLS, a radiopharmacy network distributing PET, SPECT and therapeutic radiopharmaceuticals. The acquisition was finalized after the reporting date and these financial results do not include the financial performance of RLS. The financial results of RLS will be included in Telix Manufacturing Solutions from 2025 onwards.

Forward strategy and operational targets

To achieve our mission and deliver on our strategy, in 2024 we announced a new business structure for the Company, which comprises five operating segments: Therapeutics, Precision Medicine, International, MedTech and Telix Manufacturing Solutions[1]. In this Annual Report and going forward, we will be reporting financial results by the three reportable segments: Therapeutics, Precision Medicine (including International and Medtech) and TMS.

We have also continued to evolve our business strategy in line with the maturity of the Company. Following a period of significant growth and commercial development, we have merged the strategic pillars of 'Grow Illuccix® revenue globally' and 'Expand commercial imaging portfolio' into one strategic goal of 'Grow our industry-leading Precision Medicine franchise.' The goal to 'Build next-generation radiopharmaceuticals' is no longer limited to alpha theranostics, to ensure we have sufficient flexibility in our approach to innovation.

The future prospects of our growth and operational targets depend on:

- Continued revenue growth of Illuccix®.
- Marketing authorization and successful commercial launches of follow-on precision medicine agents: TLX007-CDx TLX101-CDx and TLX250-CDx.
- Advancement of our therapeutic pipeline.
- Integration and expansion of the RLS business.
- Operationalization of the TMS network.

1. Telix ASX disclosure 27 August 2024.

More information relating to the factors that could affect our growth and operational targets is provided in the Managing risk section of this Annual Report.

Managing risk

Risk governance

The Board and its supporting committees, including the Audit and Risk Committee (ARC) and People, Culture, Nomination and Remuneration Committee (PCNRC) oversee and approve Telix's strategic direction. The Board also retains ultimate oversight of material risks and opportunities. The Board has delegated responsibility to the ARC for risk management, governance and oversight. The ARC receives quarterly reports relating to strategic risks, risk management activities, and the effectiveness of - and operational compliance with - the Group's Enterprise Risk Management Framework (ERMF) and risk appetite and tolerances. The Board, through the ARC, sets the Group's risk appetite, which constitutes the boundaries within which Management operates while achieving strategic and corporate objectives.

The MD & CEO, and the Group Executive Team (GET), are ultimately responsible for identifying and managing financial and non-financial risks (including compliance risks) and opportunities relevant to the delivery of the Group's strategic objectives and operational targets. Accountability for developing and implementing the ERMF sits within our Enterprise Risk Management function, formerly part of the Governance Risk and Compliance (GRC) function, led by the Senior Vice President of Risk and Sustainability.

Our strategy for the management of risk and opportunity substantially follows the guidelines of ISO 31000:2018 – Risk Management and is designed to enable us to: identify and manage risks and opportunities to improve business performance; remain innovative and establish competitive advantage; anticipate and communicate uncertainties; reduce operational losses and surprises; and protect our corporate reputation. Our ERMF data informs leaders in their decision-making from prioritising activities, to resourcing, to escalation.

We manage risk and opportunity through objective and consistent identification, assessment, monitoring, measurement and reporting across the Group. Management executes daily risk management activities, including by making decisions within stated Board-delegated authority; ensuring employees understand their responsibilities for managing risk through a 'three lines' model; and establishing internal controls and guidance for the implementation of the ERMF.

In the three lines model, the first line - consisting of the business units and expert teams - executes core processes and controls. The second line - comprising the Enterprise Risk Management function - sets policies and establishes frameworks to manage risks. The third line, which constitutes internal and external audit, provides independent review of the first and second lines.


BOARD OF DIRECTORS
Governance and ultimate oversight of enterprise risk management
AUDIT AND RISK COMMITTEE OF THE BOARD
Risk management oversight and key strategic risk review
INTERNAL AUDIT
(3rd line)
ENTERPRISE RISK MANAGEMENT FUNCTION
(2nd line)
EXECUTIVE RISK FORUM
Review and agree on strategic risks
(1st line)
FUNCTIONAL LEADERSHIP
Assess and manage function/BU level risk (1st line)
Risk and reporting lines
RISK CHAMPIONS AND COMMITTEES
Assess and manage risk within business areas (1st line)

Principal risks

The risk context within which we operate is underpinned by:

- our purpose to help people with cancer and rare diseases live longer, better quality lives
- our mission to deliver on the promise of precision medicine through targeted radiation
- our various business activities, including innovation of new products, product development, commercialization and marketing of approved products, service delivery, and research and manufacturing operations
- the global regulatory regime, and
- our intent to deliver adequate shareholder returns in a complex and/or competitive environment.

We actively manage a range of principal risks and uncertainties with the potential to have a material impact on the Group and our ability to achieve our strategic and business objectives.

During 2024, we reassessed our strategic risk profile to ensure we had appropriately identified risks and opportunities relating to our short, medium and long-term objectives. These principal risks have formed the basis of our forward-looking three-year internal audit plan.

While we have made every effort to identify and manage all material risks, there may be currently unknown risks, or risks that are not detailed below, that may impact our future performance.

Because of the specialised nature of our business and our rapid growth, we are highly dependent on attracting and retaining qualified, scientific, technical and managerial personnel. A failure to do so could harm our R&D and commercialization programs, and materially and adversely affect our business, operating results and financial prospects. The management of people-related risks and opportunity is one of the five pillars of our sustainability strategy. More detail on our programs to build a safe, inclusive and rewarding workplace is included in the Sustainability section of this Annual Report.

A summary of our principal risks is provided below.

Principal risk area	Description of risk	Key mitigation strategies and tactics
Successful commercialization of assets	Telix's operating and financial performance is dependent on its ability to develop and successfully commercialize its product portfolio. The Group will need to manage and optimally develop its business model and global presence to support the commercialization of its existing and future portfolio. Successful commercialization is subject to the following risks: • clinical trials may not succeed or may be delayed • regulatory approvals may not be granted or may be delayed • accelerated reviews may not be granted or may be delayed • acceptable pricing and reimbursement/insurance coverage of products may not be achieved • development programs may be delayed • the oncology therapy industry is highly competitive and radiopharmaceuticals is increasingly competitive • reliance on effective exclusivity and intellectual property protection • reliance on licence agreements for key products • reliance on third parties for performing studies, research and clinical trials • dependence on commercial partnering • effective integration of businesses we aquire • public and health care provider perception of Telix and Telix products • dependance on licensing agreements	Telix's purpose and mission are implemented through short, medium and long-term strategies, clear near-term objectives restated on at least an annual basis, and forward-looking measurable targets. Telix dedicates resources to attracting , developing and retaining talent to key roles and has implemented dedicated global commercial strategy and global asset development business units. Telix also maintains internal development programs for senior executives. Telix has embedded program development and commercialization planning and reporting systems into its operations - including asset lifecycle management planning, an intellectual property development and management strategy, market access planning, competitive awareness, sales team targets, training and maturity activities. The Group is committed (with appropriate cost/benefit analysis) to investment into required internal infrastructures to support its ongoing commercial success in its complex global environment. Telix has an enterprise risk management approach and an internal audit function dedicated to protecting and enhancing company value. Telix seeks to drive competitive success through its identification and hiring of experienced key talent into senior management, sales, marketing and strategic commercialization roles. Lifecycle planning strategies are in place to enable the identification of opportunities and risks associated with the continuing success of Illuccix®.

Principal risk area	Description of risk	Key mitigation strategies and tactics
	Telix faces risks in respect to the ongoing success of its first commercial product, Illuccix®. This includes the impact of new and existing competitive products in the market, adequate pricing and reimbursement to address unmet patient need in the longer term, and Telix's ability to continue to drive market growth and market penetration. Changes in the U.S. Federal Government Administration may bring focus and change to tariff regimes and drug pricing, which may impact Telix revenue and operations	
Supply chain resilience and responsibility	Nuclear medicine products and technologies have inherently complex manufacturing, supply and logistics chains. Telix is dependent on third parties, including Contract Development and Manufacturing Organizations and radiopharmacy networks, for the manufacture and supply of a substantial portion of our products, both commercial and those under development. Telix is also dependent on the global radioisotope supply chain which can be subject to periodic limitations and disruptions. Disruptions to Telix's supply chain caused by an interruption to the availability of key product components or cost-effective transportation, satisfactory performance of third-party services, or the loss of a key third-party partner, may result in unexpected delays or increased costs.	Telix has dual supply surety where possible and continues to seek viable and sustainable opportunities for end-to-end supply chain integration within the Group structure - for example, through the acquisition and development of in-house manufacturing capability at its TMS facilities, reducing exposure to third-party risk. Supplier risk programs are critical elements of Telix's risk mitigation tactics in this area and we aim to continuously improve our vendor selection, diligence and vendor management strategy and framework to manage supply chain resilience and related risk.
Compliance, including legal and regulatory	As a complex global organization, Telix has substantial compliance obligations across its business units, including legal and healthcare compliance, commercial, pricing and regulatory compliance, financial, statutory and taxation compliance, and environmental compliance. The profitability of Telix's operations and its continued viability - including its ability to have assets successfully approved or commercialized in its operating regions - may be adversely impacted by material non-compliance and/or regional specific legal or regulatory regimes. This could result in delays or rejections of applications (or sanctions if not appropriately managed), fines, civil penalties, changes in legal, regulatory or fiscal regimes, difficulties in interpreting or complying with local laws and reversal of current political, judicial or administrative policies, including as a result of geopolitical tensions.	The risk function is in place to establish and embed the framework to help ensure Telix meets its obligations under applicable laws, regulations, codes and corporate policy. Telix aims to continuously improve its integrated program, which is consistent with ISO 37301:2021 Compliance Management Systems. The pillars of Telix's compliance framework are: • **inform** - ensuring employees are aware of their obligations and the legislative changes that may impact their business units/activities • **comply** - via ongoing review of the compliance register, recorded obligations and completion of activities, and • **assure** - via internal and/or external audit and review of activity where appropriate. Telix has teams and structures in place to enable it to maintain awareness of relevant legal and regulatory changes, including as relates to market access, pricing and reimbursement.
Product pipeline	Telix's long-term sustainable viability will be determined in part by its ability to continue to identify and successfully develop and fund a pipeline of products capable of commercialization, and will need to be successful in this in a dynamic and changing competitive landscape. Telix will also need to protect and enhance the intellectual property position surrounding its portfolio in the long-term.	Telix has a strong Research and Innovation (R&I) ethos and has developed an R&I team and strategy which is driven to continuously identify and progress early development on a broad pipeline of pre-clinical and clinical assets. Revenue growth from the commercialization of Telix assets, including Illuccix®, will provide the Company with optionality to fund the research and development of its core pipeline assets to address unmet patient needs. The commercial and business development teams remain alert to scientific, medical and market developments and the Group engages expert scientific advisors. The Group dedicates resources to intellectual property protection strategy, competitive monitoring and implementation.

Principal risk area	Description of risk	Key mitigation strategies and tactics
Financial risk	In addition to the above-mentioned risks associated with securing financial viability through the successful commercialization of its product portfolio, Telix faces a variety of risks arising from the unpredictability of financial markets, including the cost and availability of funds to meet its business needs and movements in market risks, such as interest rates and foreign exchange rates. Telix may need to raise additional capital. Telix also faces risks related to maintaining internal controls, including SOX compliance and other financial reporting requirements. Non-compliance may result in regulatory investigations, fines or other penalties, and could adversely affect investor confidence and the value of our stock. Changes in international trade policies or laws may adversely impact our business and operating results.	In addition to mitigation strategies and tactics - as described above - to seek long-term financial sustainability through the successful commercialization of its product portfolio, Telix implements financial risk management practices and procedures aimed at protecting value by managing exposure to financial risks, including those for sound internal controls, cash flow management and controls, customer diligence and payment management, treasury management, and relevant business insurances. Telix is dedicating resources to track changes to international trade policies, tariffs, export controls, or other new laws or regulations that may impact our operations. Telix will continue to investigate and implement strategies to minimize impact, where possible.
Product quality	Telix is committed to delivering high quality innovative medicines to patients and conducting our clinical trials with a philosophy and in a manner that recognizes the importance of patient safety and respecting the rights of participants. Telix's products are required to comply with a wide range of jurisdictionally unique regulatory requirements aimed at ensuring the quality and efficacy of its products and the safety of patients. Telix's financial performance and social licence to operate could be adversely impacted by poor or sub-optimal quality products.	Telix has a Quality Management System (QMS) in place based on the international ISO 9001 series of Quality Management standards that is consistently implemented, and risk-based to maintain quality product for clinical and commercial distribution. Telix monitors the health and the continuous improvement of the Quality Management System as part of the Quality Management Review process. This process is governed by Quality Policy QPOL-0064, Telix Global Quality Management Review Policy. High quality clinical research is conducted in accordance with all applicable laws and regulations. When conducting multinational, multi-site trials we follow all applicable legal, ethical and scientific standards. Telix products are researched, manufactured and tested at certified Good Laboratory Practice (GLP), Good Distribution Practice (GDP) and Good Manufacturing Practice (GMP) facilities, and processes, methods and change control are validated. Telix has a Global Safety Review Committee (GSRC) that meets quarterly to oversee safety signal assessments across all Telix products in human use including clinical trials, compassionate use, and post market use. Telix's Quality and Safety Evaluation Board (QSEB) is responsible for reviewing and evaluating product release and quality and safety issues. The QSEB comprises the CDO, CMO and senior representatives of the quality, regulatory, medical and risk and compliance functions.
Information management and information security including cybersecurity	As a global company, we are exposed to a broad range of information security risks that may compromise our ability to protect sensitive data, maintain operational integrity, and comply with regulatory requirements. These risks include but are not limited to: • cyber threats (external) • data privacy compliance • third-party vendor exposure • insider threats • emerging technologies • business continuity and disaster recovery • human error.	Telix has aligned our information security controls to ISO27001:2022. We have in place an Information Security and Information Management (ISMS) program that is subject to ongoing review and internal audit. Telix undertakes business continuity, crisis and disaster preparedness planning. This includes monitoring and enhancing information security capabilities to keep pace with the evolving nature and sophistication of cyber threats. Telix's Information Technology team seeks to continuously enhance our ability to prevent, detect and respond to cyber-attacks both through implementing new tools and a cyber awareness program for team members.

Principal risk area	Description of risk	Key mitigation strategies and tactics
Environmental risk	Radiopharmaceutical products use radioactive materials, which generate radioactive, medical and other regulated wastes. The possession and disposal of these materials and waste products present the risk of accidental environmental contamination, personnel exposure and physical injury.	We have designed manufacturing, use, disposal and storage processes for radioactive compounds to mitigate the risk of exposure of employees, contractors and others to radioactive materials. These processes are subject to internal and (where relevant) external audit. We have systems and processes in place to enable us to maintain awareness of national radioprotection laws in the jurisdictions in which the Company operates. We have a vendor assurance program whereby we conduct due diligence and internal audit on material suppliers. This includes ensuring our relevant vendors have the appropriate licenses and standard operating procedures (SOPs) as well as regulatory compliance certifications (as relevant) for the safe disposal of radiopharmaceuticals.

Sustainability

Our five pillars of sustainability

At Telix, our commitment to sustainability is intrinsically linked to our mission of transforming lives through precision medicine. As pioneers in targeted radiation for cancer and rare diseases, we recognize that our responsibility extends beyond medical innovation to encompass environmental stewardship and social impact.

Our sustainability strategy centres on five pillars - our 'Five Ps': Purpose. People. Principles. Performance. Planet.

OUR PURPOSE

We help people with cancer and rare diseases live longer, better quality lives

OUR VALUES

Everyone counts	**We strive to be extraordinary**	**We act with determination and integrity**

SUSTAINABILITY PILLARS


PURPOSE
We will improve the lives of people living with cancer and rare diseases through the development of new and innovative diagnostics and therapies
PEOPLE
We will build a safe, inclusive and rewarding workplace
PRINCIPLES
We will lead by example and demonstrate that ethical business is good business
PERFORMANCE
We will live our culture of being extraordinary
PLANET
We will reduce environmental impact across our operations

This is our third Sustainability report, and describes how we have progressed on this journey to improve our performance across our five sustainability pillars. For a more comprehensive description of our policies and frameworks relating to sustainability, please refer to the Sustainability section of our website.

Sustainability governance

Robust governance underpins our approach to sustainability, with oversight cascading from Board level through to operational management. Our comprehensive Risk Management Framework integrates sustainability considerations into core business strategy, while a three-tiered governance model ensures clear accountability and effective implementation. The Board drives strategic direction and monitors performance against established targets. This is supplemented by quarterly Board reviews of material environmental risks and opportunities, ensuring regular evaluation of climate-related initiatives, diversity and inclusion efforts, and operational sustainability metrics.

During 2024 we delivered against an operational plan to capture and record data (including data integrity and assurance processes) to help us understand our environmental footprint and inform our goals for disclosure and future setting of science-based targets.

Sustainability materiality

How we determine material sustainability issues

Identify sustainability materiality topics

by reviewing legislation, regulation and reporting frameworks as well as considering topics specific to our industry and mission

Gather feedback from internal and external stakeholders

by interviewing, surveying and workshopping topic areas to determine relative importance

Validate the results

via our enterprise risk management framework to assess the greatest risks and opportunities to the Group's business and objectives

2024 Materiality assessment update

Following our comprehensive 2021 materiality assessment, we conducted a strategic review of our priorities in 2024. This evaluation has elevated two existing material topics to highest priority status:

Access to Medicine moved to the highest priority, reflecting:

- Expansion of our product portfolio
- Strategic focus on underserved communities
- Commitment to broader patient reach

Climate Strategy elevated to the highest priority in response to:

- Increased regulatory focus on climate reporting
- Enhanced investor expectations for environmental action
- Growing recognition of climate impact on business resilience

While these areas were previously identified as material in our 2021 assessment, their elevation to highest priority status in 2024 reflects evolving stakeholder expectations and our maturing business strategy. We continue to monitor and assess all material topics identified in our 2021 assessment to ensure our sustainability framework remains responsive to stakeholder needs and emerging global challenges.

Sustainability materiality matrix



Other Priorities

1. Supply chain responsibility
2. Labour practices and human rights
3. Executive compensation and benefits
4. Environmental sustainability
5. Employee engagement, satisfaction and development

Highest Priorities

1. Access to medicine
2. Climate strategy
3. Product and service safety including clinical trial safety
4. Risk management
5. Employee health and wellbeing
6. Data privacy and cybersecurity
7. Board composition and governance
8. Business ethics and integrity
9. Diversity, equity and inclusion
10. Transparency and reporting

Bringing our sustainability pillars to life

Purpose

- Access to medicine
- Product and service safety, including clinical trial safety

Patients. The reason we strive for excellence.

Our commitment to patient care extends beyond product development to encompass comprehensive engagement and support programs. We actively collaborate with patients and advocacy groups throughout our product lifecycle, ensuring their voices shape our research, development, and accessibility initiatives.

During 2024, we strengthened our patient engagement through multiple channels. Our Patient Advisory Boards provided valuable insights that influenced the design of key clinical studies, including the ProstACT GLOBAL study of TLX591 and TLX250-CDx development program. We enhanced disease awareness through educational partnerships, notably collaborating with U.S. kidney cancer groups to develop patient materials and digital resources for TLX250-CDx.

Our support extends to Early Access Programs, enabling compassionate use of TLX250-CDx and TLX101-CDx, while our grant program helps patient groups deliver vital education and support services. Additionally, our employees demonstrated their personal commitment through participation in fundraising events, including the Prostate Cancer Foundation of Australia's 'The Long Run' and the ZERO Prostate Cancer Run/Walk series in the U.S., complemented by corporate matching donations.

Access to medicine

At Telix, we improve quality of life through targeted radiation in cancer care, while addressing global disparities in healthcare access. Through partnerships with industry and patient advocacy groups, we support healthcare system development from clinical trials to compassionate use programs. Our patient-centric approach drives innovation in radiopharmaceuticals that are both advanced and practical for diverse healthcare settings.



Delivering more equitable care

Increasing prostate cancer awareness

When Dr. Eddie Wright Senior (pictured above) found out he had prostate cancer in 2012 he was hit with a whirlwind of emotions. These emotions soon made way for a stern resolve to beat the disease and understand what his treatment options were. After a series of biopsies identified the disease was still at an early stage, he met his physician who explained his options.

"I found out about active surveillance, which means to basically watch and wait. I think that was one of the most empowering moments on my journey."

Throughout his prostate cancer journey, Eddie often found it challenging to find clear answers to questions he had about his diagnosis and treatment. As an African American man, he had also experienced how a lack of disease awareness was having a fatal impact in his own community and recognized there was a critical unmet need to educate men of color about prostate cancer and the importance of early detection. This critical need for disease education in his community inspired Eddie to start his own patient advocacy organization, the We Can Win Foundation.

His message to men is simple. "Go to the doctor and get checked out," he says. "Prostate cancer is 99% curable. Those are very good statistics, but the key is early detection and screening. It's lifesaving to have your PSA test done and it's only a three second blood test."

Used with permission.

Advancing global access through innovation: Rhine Pharma

Telix's commitment to expanding global access to radiopharmaceuticals led to the creation of Rhine Pharma, a wholly-owned subsidiary established in 2024. Born from a strategic collaboration between Telix and Heidelberg University Hospital (UKHD), Rhine Pharma is pioneering the development of generator-produced isotopes for cancer diagnosis and treatment.

The need: Radiopharmaceuticals based on more common therapeutic radioisotopes (on market or in development) such as lutetium-177 (^{177}Lu) and actinium-225 (^{225}Ac), are typically centrally manufactured in facilities that require significant investment and infrastructure to operate, such as reactors or cyclotrons. By contrast, a generator is a convenient system for on-site production of some commonly-used radionuclides.	**Our solution:** Through Rhine Pharma, Telix is advancing RHN001, a next-generation theranostic compound that utilizes on-site generator-produced isotopes (^{99m}Tc and ^{188}Re). This approach significantly reduces infrastructure requirements while maintaining therapeutic efficacy. The ongoing RHINO Trial at South Africa's Nuclear Medicine Research Infrastructure (NuMeRI) facility demonstrates Telix's commitment to expanding treatment accessibility. "NuMeRI is working to bring the benefits of precision medicine and radiopharmaceutical therapy to more people, regardless of their location or income. It's only through innovation and collaboration that we can marshal the resources needed to achieve this goal, and partnering with Rhine Pharma on this clinical trial is an exciting opportunity to advance research in this area." - *Professor Mike Sathekge, CEO and President, NuMeRI*

Promoting access to healthcare

Telix maintains an active role in supporting policy and legislative measures that foster innovation and enhance patient access to nuclear medicine. Our commitment to improving healthcare systems is demonstrated through our strategic involvement in several key coalitions. As a member of Nuclear Medicines Europe, we advocate on critical issues relating to EU Pharmaceutical Legislation. We are also proud to be one of 123 organizations, alongside industry partners, patient organizations, and medical societies, working collaboratively on the FIND Act in the United States. In Australia, we contribute meaningfully to the Federal Health Technology Assessment Review through both written submissions and direct participation in in-person consultations. These engagements reflect our dedication to advancing global healthcare accessibility and innovation in nuclear medicine.

Advancing equity in prostate cancer diagnostics: NOBLE Registry

Telix's partnership with the Oncidium foundation marked a significant milestone in November 2024 with the publication of the NOBLE Registry results for TLX599-CDx in the *European Journal of Nuclear Medicine and Molecular Imaging Reports*. This achievement underscores our commitment to expanding access to advanced prostate cancer diagnostics globally.

The need: While PSMA imaging represents a powerful diagnostic tool for prostate cancer, its accessibility remains limited by the availability of PET scanners and associated radiopharmaceuticals. The global healthcare landscape reveals a striking disparity: SPECT machines outnumber PET scanners by a ratio of 4:1, highlighting an opportunity to leverage existing infrastructure for improved patient care.	**Our solution:** The NOBLE (Nobody Left Behind) Registry exemplifies Telix's approach to addressing healthcare inequities through innovative solutions. This global real-world evidence study combines Telix's intellectual property with the Oncidium foundation's oncology expertise to develop TLX599-CDx, an investigational prostate cancer imaging agent. By utilizing ^{99m}Tc-based SPECT imaging, the initiative capitalizes on widely available technology and established supply chains to expand diagnostic capabilities. Initial findings published in EJNMMI Reports confirm that "technetium-based imaging is a promising option to identify PSMA-positive prostate cancer on SPECT and could improve patient access to PSMA imaging worldwide," addressing the needs of millions of patients without direct access to PET imaging. "The NOBLE Registry is an important initiative for increasing access to medicine globally, particularly for men in regional and remote locations. The interim results reported in our manuscript are promising, and we believe they provide a compelling basis for the further clinical study of technetium-99m-based PSMA imaging of prostate cancer." - *Pete Tually, Director, TeleMed Remote Nuclear Medicine and Principal Investigator, NOBLE Registry Australia*

People

- Employee health and wellbeing
- Diversity, equity and inclusion
- Employee engagement, satisfaction and development

Everyone counts

Our success starts with our people. We are committed to providing a safe, healthy and inclusive workplace for our employees and contractors and have a comprehensive Health, Safety, Wellbeing and Environment (HSWE) strategy.

HSWE leading and lagging statistics are reported to the GET, PCNRC, and Board. Statistics include incidents, accidents, near misses, training, wellbeing surveys, utilization of the Employee Assistance Program, anonymous reports, hazardous environmental working practices and/or working practices that may impact the environment (considered from the context of employee wellbeing).

Our wellbeing program aims to advance the conversation on psychosocial health and support employees where and when they need it. Through the Employee Assistance Program, employees and their families can access early intervention and clinical resources, such as free, independent, confidential support from trained professionals and self-assessment tools across a range of wellness areas.

We monitor and address employee wellbeing through regular surveys and initiatives to drive wellness, encourage work-life balance, and offer direct support for employees. We provide employees with up to four paid wellness days every calendar year (in addition to statutory leave requirements).

Creating a safe workplace and culture that foster diversity, equity, inclusion, belonging and wellbeing drives a healthy, innovative and high-performing workforce. Cultivating a diverse and inclusive workforce, and fostering an environment that empowers wellbeing, helps us attract and retain top talent. Our programs and practices include:

- hybrid work and flexible working
- global paid parental leave policy and entitlement
- Respect in the Workplace training for all employees
- mental health awareness surveys and initiatives, and
- engagement surveys.

Developing our future leaders

We have a broad portfolio of internal and external learning and development opportunities available to employees at all levels. We provide internal development through lunch-time webinars and seminars by subject matter experts, access to tens of thousands of self-paced online learning modules through the Learning Management System, and an opt-in 'Learning Ladies Network' available to all Telix learners.

In 2024, we launched Telix's *Rise Leadership Series*, targeting leadership development at all levels. The Series has three tiers:

- **Basecamp** (ongoing) – designed to empower new and aspiring leaders with the confidence and competence needed to begin their leadership journey
- **Ascend** (9 month program) – targeted at Manager to Director level employees which offers the next level of leadership skill development – focussed on a leadership mindset and building relationships
- **Summit** (9 month program) – designed for Senior Directors and VP's seeking to refine their strategic vision and drive organizational excellence – navigating the complex challenges of a modern and innovative workplace.

These programs run cross-regionally and cross-functionally to maximise the opportunity to connect and learn from employees across the Company. In 2024, Telix concluded the first cohort of the Ascend level program, graduating 24 leaders, and commenced the second cohort.

Professional development is a cornerstone of our organization's success. In the past year, we hosted 19 learning sessions featuring both internal specialists and external experts in oncology, radiology, and other relevant fields. By providing our workforce with continuous access to industry leaders and current best practices, we ensure our employees remain at the forefront of their respective disciplines.

Diversity

We are committed to advancing diversity – in all its forms – in the workplace. Telix collects information from employees regarding their age, gender, education level and any other data required for local reporting requirements. In 2024, we also began collecting additional demographic information, requesting employees to voluntarily disclose ethnicity and disability status. These practices have been developed in collaboration with our data privacy officer and are regularly reviewed for compliance.

Gender diversity has been a focus throughout our history and employees identifying as women represent 51% of our global workforce. The Board and the GET monitor gender balance in the workforce, with a particular focus on increasing representation of employees identifying as women in senior management. Our gender representation progress through the 2024 financial year is as follows:

- we have met the gender representation goal set by the ASX Corporate Governance Council, of at least 30% of each gender on the Board, with NEDs identifying as women represented at 40%,
- employees identifying as women represent 29% of our senior positions, comprised of 0% of GET and 46% of senior management (Senior Vice President and above), and
- employees identifying as women represent 39% of our Band 3 employees.

See our Corporate Governance Statement for more information available at https://ir.telixpharma.com/governance/documents-charters

Principles

- Business ethics and integrity
- Transparency and reporting
- Supply chain responsibility
- Labour practices and human rights

We act with determination and integrity

We have established policies and procedures, including our Code of Conduct, that articulate our principles and values and provide a framework for ethical conduct. Our Code of Conduct establishes our expectation that management, employees, and agents of Telix act in accordance with all applicable laws and Telix policies and procedures, as well as the highest standards of ethics. The Code of Conduct emphasizes a strong culture of integrity and ethical conduct in association with independent Anti-Bribery and Anti-Corruption and Whistleblower Protection Policies.

Supply chain responsibility and transparency

We expect our employees and relevant business partners to adhere to our values and commitments, wherever they operate. We strive to have a transparent supply chain and to report in a way that complies with applicable modern slavery and human rights laws where we operate. More details can be found in the Modern Slavery Statement on our website.

Labour practices

We respect human rights and are committed to creating a safe workplace with a culture that fosters diversity, equity, inclusion, belonging and wellbeing. We are committed to operating our business with integrity and accountability, including respecting worker rights, complying with employment and human rights laws, and working to prevent any child labour, modern slavery or human trafficking from occurring in any part of our business operations or supply chain.

Our philosophy is based on and informed by the United Nations' (UN) Universal Declaration of Human Rights, the UN Guiding Principles on Business and Human Rights, and the International Labour Organization's Declaration on Fundamental Principles and Rights at Work. During 2024, we updated the Company's Modern Slavery Statement for the 2023 financial year, which can be found on our website.

In Australia, Telix is subject to the requirements of the Payment Times Reporting Scheme which requires us to publicly report on payment terms and practices for our Australian small business suppliers. During 2024, we received a total of 432 invoices from 38 small suppliers and based on the invoice value, paid a total of 89% within 60 days of receiving the invoice, with 49% being paid within 30 days.

Ethical and appropriate research conduct

We are involved in testing potential new medicines in animals and humans. This is an essential requirement of international medicine development and regulatory approval processes. Telix has and enforces an ethical use of animals policy that requires all studies undertaken involving animals or humans are developed in association with medical, scientific and regulatory advisors. These studies reference national and international ethical and scientific codes, including Australia's National Health and Medical Research Council and the International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use. Studies are only undertaken when there are no alternatives, represent the only feasible option to advance investigational agents, and only commence after necessary ethics approvals have been received from the institution or clinical site at which studies are to be carried out.

Performance

- Data privacy and cybersecurity
- Board composition and governance
- Executive compensation and benefits

Privacy and information security

We are committed to protecting the privacy of all individuals with whom we engage. Telix's global Privacy Policy describes how we collect, use, disclose, protect and store personal information collected, and what choices and rights individuals have with respect to that information. We do not generally collect 'sensitive information' (defined as including, for example, information about racial or ethnic origin, political opinions, religious beliefs or affiliations, membership of trade unions or associations, and sexual preferences or practices), other than health information in very limited circumstances in relation to a clinical trial, or reasonably necessary to ensure the health and safety of personnel at Telix premises around the world.

Board skillset and shareholder alignment

The Board is committed to ensuring that it comprises individuals who collectively have the appropriate skills and experience to develop and support its responsibilities and Company objectives. See our Corporate Governance Statement available at www.telixpharma.com/investor-centre/corporate-governance for further information on the Board's composition, role and responsibilities.

We promote Director and employee ownership of shares to foster shared ownership and commitment to company, stakeholder, partner and patient outcomes. All Directors own shares in Telix, and the Company utilizes an Employee Incentive Plan to encourage and enable share ownership by all employees across the organization.

Performance-driven executive remuneration

See Operating and financial review section of this Report for a snapshot of financial and operational performance. Additional details on business performance can be found in the Financial report section of this Report.

Planet

- Climate strategy

Climate-related disclosures

As part of our commitment to transparency and sustainable business practices, we have aligned our climate-related disclosures with leading international standards. Our 2024 reporting framework incorporates guidance from the Australian Sustainability Reporting Standard AASB S2 and the International Sustainability Standards Board's inaugural standards IFRS S1 and IFRS S2. We continue to evolve our disclosure methodology in accordance with emerging frameworks, including the Corporate Sustainability Reporting Directive adopted by the EU Parliament in November 2022.

Our comprehensive disclosure framework encompasses several critical areas. We report on our governance structure for managing climate-related risks and opportunities, examining both current and anticipated effects on our strategy, business model, and value chain. This includes consideration of potential impacts on cash flows, access to finance, and cost of capital across various time horizons. We also detail our processes for identifying, assessing, and managing climate-related risks, supported by specific metrics and targets used to evaluate and manage these factors.

Climate impact and risk assessment

Climate scenario analysis forms an integral part of our strategic planning and risk management approach. The Board and management team recognize that understanding potential impacts of current and future climate scenarios, coupled with proactive mitigation strategies and targeted investments, is essential for maintaining our long-term sustainability.

This understanding particularly supports our mission to develop and commercialize theranostics for patients living with cancer and rare diseases.

Throughout 2024, we strengthened our environmental risk assessment capabilities through comprehensive cross-functional evaluations. Our teams conducted detailed assessments of how extreme weather and climate-related events could affect various aspects of our operations. This analysis spanned multiple business units, including manufacturing, logistics and supply chain, people and culture, finance, asset and program development, research and innovation, and workplace health and safety. Looking forward, we are developing more sophisticated strategies to quantify the financial implications of extreme weather events, such as supply chain interruptions. This enhanced understanding will enable us to mature our mitigation and intervention plans. These financial impacts will undergo continuous assessment, with material findings incorporated into our disclosure reporting. A key priority for 2025 is the implementation of a robust methodology to fully integrate climate-related considerations into our business planning processes.

Our approach to climate risk assessment operates across three distinct time horizons. Short-term considerations (0-2 years) align with our annual budgeting and operational planning cycles. Medium-term analysis (2-5 years) focuses on achieving interim sustainability goals and targets. Long-term planning (5+ years) encompasses the complete lifecycle of our assets, from initial concept through to full commercialization.

Through our ongoing assessment process, we have identified that climate-related risks and opportunities primarily concentrate on two critical areas: asset development and supply chain resilience. The global impact of both acute and chronic physical risks, combined with transition risks related to regulatory and commercial changes, is expected to have the most significant influence on our ability to achieve strategic objectives over the long term. This understanding drives our commitment to developing comprehensive strategies that address both environmental impact and business sustainability.

Scenario analysis and future planning

To strengthen our climate resilience strategy, we have developed detailed qualitative scenario analyses based on two potential future states: a 1.5°C increase in global average temperature above pre-industrial levels by 2040, and a more severe scenario of 2.5°C or higher by 2065. These analyses inform our understanding of potential impacts across our global operations and supply chain.

As we look toward 2025, our strategic priorities encompass several key initiatives. We are developing sophisticated methodologies to quantify the financial impact of extreme weather events on our operations. This includes implementing energy efficiency initiatives and renewable energy projects where practicable, while incorporating both qualitative and quantitative physical climate scenarios into our supply chain, built asset, and operational decisions.

Metrics and progress

The year 2024 marked substantial progress in our capabilities to capture and report absolute gross greenhouse gas emissions. Following the Greenhouse Gas Protocol, we have successfully implemented systems and processes to track both Scope 1 and Scope 2 emissions, using market-based and location-based methods. Our internal systems have met all targeted benchmarks, positioning us to leverage this comprehensive data in 2025 to establish our baseline carbon footprint and develop science-based measurable targets.

This progress enables us to implement an internal carbon pricing mechanism, providing a framework to assess the financial implications of changes in investment, production, and consumption patterns. We continue to evaluate potential technological advancements and future emissions-abatement costs as part of our commitment to long-term environmental sustainability and business resilience.

Risk and Opportunity Category	Short Term	Medium Term	Long Term
Climate change impacts	Our global operations face interconnected climate risks affecting workforce productivity and supply networks, with particular vulnerability in radioactive material transportation and water-dependent manufacturing across our international locations.	Supply chain vulnerabilities center on temperature-sensitive materials, especially declining horseshoe crab populations, and increasing reliance on climate-controlled logistics.	Operational costs are expected to rise due to climate-related healthcare expenses, wastewater management challenges, and increased energy demands for temperature control.
Policy and legal	Evolving climate regulations, particularly EU requirements affecting TLX66, coupled with carbon pricing mechanisms and disclosure requirements, are driving up operational costs and compliance demands across our supply chain.	Evolving regulations around materials, vehicle fleets, and emissions are reshaping our operational processes and acquisition strategies, requiring enhanced due diligence and adaptation of our distribution networks.	Balancing ESG disclosure expectations and managing radiation safety compliance poses strategic challenges, particularly as our cyclotron operations generate increasing radioactive waste.
Technology	Our transition to sustainable operations faces key challenges in our reliance on fossil fuel-based reactor products for medical isotope production, while opportunities exist in advancing temperature-controlled storage technologies and implementing green chemistry processes.		Increased investment required to develop medicines for rapidly evolving new and worsening infectious and chronic diseases
Market	ESG performance considerations shape our supplier selection and acquisition strategy, while carbon credit costs influence our operational planning and sustainability investments.	Operational growth through acquisitions faces mounting challenges from water usage restrictions, waste management requirements, and increasing competition for renewable energy resources, potentially affecting our sustainability targets.	Scarcity of fossil fuel dependent raw materials.
Reputation	Meeting stakeholder ESG expectations requires significant investment in climate risk management and carbon reduction initiatives, demanding additional resources for implementation and monitoring.	Our ability to attract capital and maintain valuations depends increasingly on meeting investor ESG disclosure requirements and maintaining competitive sustainability performance. Inadequate climate action or supply chain transparency could impact talent acquisition, customer retention, and value chain integrity, particularly as stakeholders scrutinize Scope 3 emissions and modern slavery risks.	
Resource efficiency	Our sustainability initiatives include implementing ARTMS technology to streamline manufacturing, capitalizing on remote work energy reductions, offering EV incentives to employees, upgrading facilities for energy efficiency, and optimizing transportation material reuse.	Infrastructure modernization focuses on fleet electrification and expansion into resource-efficient, green-certified buildings.	Achieve carbon neutrality while increasing in-house radionuclide production to reduce third-party transportation dependencies.
Energy resources	Lower costs associated with renewable energy.	Develop a renewable energy strategy to encompasses partnerships with green energy providers through virtual power purchase agreements (VPPAs) and power purchase agreements (PPAs), exploration of on-site solar installations at owned facilities, and prioritization of leased properties with renewable energy capabilities.	Deploy small module reactor in high energy need location.
New products and services	Product innovation focuses on optimizing cyclotron efficiency through ARTMS technology to reduce customer energy consumption, while implementing circular economy practices in our shipping operations, particularly in the reuse of lead shielding materials.	Through Rhine Pharma's generator-based isotopes and Oncidium foundation partnerships, we're expanding healthcare access in underserved regions while advancing green chemistry practices and precision medicine initiatives.	Precision medicine precipitating resource and waste reduction.
New markets	Our market expansion strategy leverages Telix 599 to reach underserved regions, complemented by partnerships with end-manufacturers to extend our therapeutic reach beyond our direct market presence.	Healthcare expansion strategy prioritizing access in climate-stressed and nationalized healthcare markets, ensuring our climate profile aligns with market entry requirements while addressing increasing healthcare demands during global health crises.	Increase in climate-related health conditions leading to increased product demand.
Resilience	We plan to assess and harden our facilities against physical climate risks while optimizing our footprint through shared office spaces and mobile office solutions. This strategy will be complemented by community engagement initiatives, including employee-led environmental programs.	Prioritize climate resilience in site selection, with comprehensive evaluation of regional climate risks. This includes plans to assess supply chain vulnerabilities to climate-related disruptions and implement location-specific resilience measures in new facility designs to withstand increasing climate events.	Build new sites in areas where transportation is efficient and accessible.

Governance

Governance at a glance

The Board of Directors is committed to achieving and demonstrating standards of corporate governance appropriate to the size and operations of Telix. It continuously refines and improves Telix's governance framework and practices to ensure they meet the interests of shareholders and other key stakeholders.

The Board believes good corporate governance:

- is an integral part of the culture and business practices of Telix;
- will add to Telix's performance to create shareholder value, while having regard to other stakeholders; and
- is a key part of our enterprise risk management framework (ERMF).

Telix was compliant with the Recommendations of the 4th edition of the ASX Corporate Governance Council's Corporate Governance Principles and Recommendations (ASX Principles) throughout 2024. The ASX Principles are available at asx.com.au. Telix is also subject to additional corporate governance requirements from our convertible bonds listing on the Official List of the Singapore Exchange Securities Trading Limited (SGX), our Nasdaq Global Stock Market (Nasdaq) listing and our registration with the Securities and Exchange Commission (SEC) in the United States (U.S.).

More information about our corporate governance framework and practices can be found in our Corporate Governance Statement, together with key corporate governance documents referenced in the Corporate Governance Statement, at https://ir.telixpharma.com/governance/documents-charters.

2024 corporate governance highlights

Diversity and Board composition

Our Board continued to be gender balanced in 2024, with Directors identifying as female representing 40% of our Board at 2024 year end. Following the retirement of co-founder and Non-Executive Director Dr. Andreas Kluge, our Board continues to assess the skills and experience needed for strong stewardship and governance and intends to make new appointments.

Charters and policies

During the year, we updated our Board and Committee Charters and key corporate governance policies for currency of practice and to incorporate the governance requirements of the SGX, Nasdaq and the SEC.

Investor engagement

We facilitated several investor engagement events and held our hybrid Annual General Meeting, in addition to our Extraordinary General Meeting held during the year.

Site visits

Our Board visited our Americas headquarters in Indiana, U.S. and our European headquarters and manufacturing facility in Brussels South, Belgium, during the year and met with local leadership teams, other top talent and key partners.

Nasdaq listing

In the second half of 2024, we complemented our Australian Securities Exchange (ASX) listing through our listing of American Depository Shares, each representing one Telix ordinary share, on Nasdaq.

Corporate governance structure

Our corporate governance framework fosters a high-performing and respectful culture and underpins our values. Our Board Charter is central to the governance framework and embodies our purpose, strategy, and values. It documents membership, and sets out the operating procedures and allocation of responsibilities between the Board and management.

The Board, with assistance from its standing Committees, in particular the Audit and Risk Committee, and the People, Culture, Nomination and Remuneration Committees:

- approves Telix's strategic objectives, budgets, statutory financial reports and other periodic corporate reports
- monitors operational and financial performance, and strategic people and culture matters

- sets the risk appetite within which the Board expects management to operate and oversees Telix's risk management framework, compliance system and internal control framework, and
- oversees Telix's management, performance and corporate governance frameworks, including ensuring that mechanisms are in place for making timely and balanced disclosure to shareholders and the market regarding Telix's performance and major developments affecting its state of affairs.

The Board has delegated the day-to-day management of Telix and the implementation of approved business plans and strategies to the MD & CEO, who in turn further delegates to senior management (as appropriate).

Processes are in place to ensure the delegation flows through the Board and its Committees to the MD & CEO, the GET and other senior management, and into the organization. The MD & CEO and GET are responsible for the day-to-day management of the Group. This governance framework also facilitates the flow of information and accountability from our people, through management levels, to the Board.


Shareholders and other key stakeholders
Board
Committees
Audit & Risk
People, Culture, Nomination and Remuneration
Disclosure
Managing Director & CEO
Group Executive Team
Company Secretary
Our People
Values
Everyone counts
We strive to be extraordinary
We act with determination and integrity
Code of Conduct

Board composition as at 31 December 2024

The Board focuses on maintaining an appropriate mix of skills and diversity in its membership, including relevant industry experience, international business and mergers and acquisitions experience, finance and accounting, and risk, compliance and people management, and gender diversity. A detailed matrix of Board skills is available in our 2024 Corporate Governance Statement, available at ir.telixpharma.com/governance/documents-charters.

Tenure


1
4
0-3 Years
6-9 Years

Gender diversity


2
3
Female
Male

Location


1
4
Australia
Americas

Board of Directors

The names and details of the Company's Directors at the date of this report are set out below. All Directors served on the Board for the full financial year ended 31 December 2024.



Board committee membership



Chair Chair

H Kevin McCann AO

BA LLB (Hons) (Syd), LLM (Harvard), LLD (Syd) (Hons), Life Fellow AICD

Independent Non-Executive Director and Chairman, 17 September 2017

Skills and experience

Mr. McCann has extensive Board experience with some of Australia's most recognized companies. He is a former corporate lawyer and experienced Chairman and Director of listed private and government companies, and government agencies.

In his roles as Chairman of the Board and Chair of the People, Culture, Nomination and Remuneration Committee, his experienced leadership promotes a cohesive, constructive challenge and oversight environment. Mr. McCann's expertise in shaping culture (including through organizational and remuneration design), public policy, social performance and stakeholder engagement, enables him to bring valuable insights in these areas.

Mr. McCann received a Bachelor of Arts and a Bachelor of Law (Honours) from Sydney University, a Master of Law from Harvard University and has been awarded an honorary Doctor of Laws from Sydney University. He is a Life Fellow of the Australian Institute of Company Directors.

Career summary

Previously, Mr. McCann served as Chairman of Macquarie Group and Macquarie Bank Limited (from December 1996 to March 2016), Chairman of Origin Energy Limited from (January 2000 to October 2013), Chairman of the Sydney Harbour Federation Trust (from June 2001 to June 2010 and from June 2015 to June 2018), Director of Bluescope Steel Ltd from (May 2002 to April 2013), Director of E&P Financial Group Ltd (from February 2020 to November 2021) and Chairman of China Matters (from November 2018 to December 2023). He was also a Director of the United States Studies Centre at the University of Sydney (from June 2010 to June 2020) and was a Trustee of the Sydney Opera House (from January 2018 to December 2023). He has served as a Member of Champions of Change Founding Group (since April 2010), Chairman of Sydney Harbour Foundation Management (since August 2015), Director of Australian Haydn Ensemble (since December 2020), Chair and Board Advisor of Blueprint Institute (since June 2022) and Director of Billard Leece Partnership Pty Limited (since October 2024).

Mr. McCann practised as a commercial lawyer as a partner of Allens Arthur Robinson from 1970 to 2004 and was Chairman of Partners from 1995 to 2004. He was made an Officer of the Order of Australia for services to business, corporate governance and gender equality in January 2020.

People, Culture, Nomination and Remuneration Committee · Disclosure Commitee · Audit and Risk Commitee

Country flags represent the primary place of residence of each Board member



Christian Behrenbruch

BEng (Hons), DPhil (Oxon), MBA (TRIUM), JD (Melb), FIEAust, GAICD

Co-Founder. Managing Director and Group Chief Executive Officer since 3 January 2017

Board committee membership

Skills and experience

Dr. Behrenbruch has more than two decades of radiopharmaceuticals experience and a strong track record in global healthcare and biotechnology entrepreneurship and technology commercialization. He brings a unique blend of technical expertise and executive leadership to guide Telix as it enters the next stage of its strategy.

Dr. Behrenbruch has a strong focus on purpose and values-leadership, and is well versed in all aspects of running a publicly listed company as both CEO and Director in the U.S. and Australia.

Dr. Behrenbruch holds a DPhil (PhD) in biomedical engineering from the University of Oxford, an executive MBA jointly awarded from New York University, HEC Paris and the London School of Economics (TRIUM Program) and a Juris Doctor from the University of Melbourne. He is a Fellow of Engineers Australia in the management and biomedical colleges and a Graduate of the Australian Institute of Company Directors.

Career summary

Previously, Dr. Behrenbruch served as Chief Executive Officer at Mirada Solutions (now Mirada Medical Limited) (from July 2001 to December 2002), President at CTI Molecular Imaging (now Siemens Healthcare) (from August 2003 to September 2006), Chief Executive Officer at Fibron Technologies, Inc. (from June 2008 to December 2011) and Chief Executive Officer at ImaginAb, Inc. (from October 2007 to February 2015). He served as a Director at Siemens Molecular Imaging Ltd (from May 2005 to September 2006), Momentum Biosciences LLC (from July 2007 to June 2009), Radius Health Ltd (now Adaptix Ltd) (from May 2009 to February 2011), Factor Therapeutics Limited (ASX: FTT) (from October 2015 to May 2021) and Amplia Therapeutics Limited (ASX: ATX) (from May 2016 to February 2020). Dr. Behrenbruch was the Chairman of Cell Therapies Pty Ltd (a partnership with the Peter MacCallum Cancer Centre) (from October 2012 to July 2014).

People, Culture, Nomination and Remuneration Committee · Disclosure Commitee · Audit and Risk Commitee

Country flags represent the primary place of residence of each Board member



Board committee membership

Mark Nelson

BSc (Hons) (Melb), MPhil (Cantab), PhD (Melb)

Independent Non-Executive Director since 17 September 2017

Skills and experience

Dr. Nelson's vast experience in the investment community, including in life sciences, brings a sound investment perspective to the implementation of Telix's strategy and makes him a highly valued member of the Telix Board.

Dr. Nelson received his BSc from the University of Melbourne, his MPhil from the University of Cambridge and his PhD from the University of Melbourne.

Career summary

Dr. Nelson has served as Chairman of the Caledonia Investments Group (since January 2012) and as a Director of The Caledonia Foundation (since August 2002). He previously served as Chief Executive Officer and Co-Chief Investment Officer of the Caledonia Investments Group (from February 1992 to January 2012). Dr. Nelson has served as Chairman of Art Exhibitions Australia (since 2019), Director of the Mindgardens Neuroscience Network (since February 2018), Governor of the Florey Neurosciences Institute (since October 2007), and Director of Kaldor Public Art Projects (since October 2005).



Board committee membership

Tiffany Olson

MBA (Minnesota), BSB (Minnesota)

Independent Non-Executive Director since 31 March 2022

Skills and experience

Ms. Olson brings a depth of experience in commercialization and corporate strategy in oncology, including in the radiopharmaceuticals sector, which the Telix Board values highly as it oversees the implementation of the Company's strategy.

Ms. Olson received her MBA and BSB from the University of St. Thomas and BSB from the University of Minnesota.

Career summary

Ms. Olson's most recent executive role was with Cardinal Health, the largest provider of radiopharmaceuticals in the U.S.. As President of Cardinal Health Nuclear & Precision Health Solutions (from July 2013 to October 2021), overseeing Cardinal's radiopharmaceutical manufacturing and nuclear pharmacy network, she led a significant business transformation that increased market share and profit growth.

Prior to Cardinal Health, Ms. Olson served as President of NaviMed (from August 2011 to July 2013), as Vice President Diagnostics at Eli Lilly and Company (from November 2009 to July 2011), and as President and Chief Executive Officer at Roche Diagnostics Corporation (from June 2005 to May 2008). Previously she was a Director at Asuragen, Inc (from August 2016 to March 2021) and at BioTelemetry, Inc. (from February 2019 to February 2021). She currently serves as a Director of Castle Biosciences, Inc. (since April 2021), an Advisory Board member at Langham Logistics (since August 2021), a Director at Education and Research Foundation,

Nuclear Medicine & Molecular Imaging (since April 2022), a Partner at Trusted Health Advisors (since August 2023) and Director of MiMedx Group, Inc. (since March 2024).



Jann Skinner

BCom (UNSW), FCA, FAICD

Independent Non-Executive Director since 19 June 2018

Skills and experience

Ms. Skinner has significant financial acumen, accounting and auditing expertise, with a strong understanding of risk management compliance frameworks and control oversight. Her listed company experience and expertise in capital management and corporate development enable her to challenge management constructively.

Ms. Skinner is a Fellow of both Chartered Accountants Australia & New Zealand and the Australian Institute of Company Directors. She received her Bachelor of Commerce from the University of New South Wales.

Board committee membership



Chair

Career summary

Ms. Skinner is a qualified chartered accountant with extensive experience in auditing, accounting and in the insurance industry. She was a partner of PricewaterhouseCoopers for 17 years before retiring in 2004.

She has served as a Director of Create Foundation Limited (since June 2004). She previously also served as a Director of HSBC Bank Australia Limited (from April 2017 to April 2023) and as an independent Non-Executive Director of QBE Insurance Group Limited (from October 2014 to May 2024).



Genevieve Ryan

BSc (Hons), LLB (Hons) (Monash), FGIA, FCG

Company Secretary since 5 December 2022

Career summary

Ms. Ryan has over 19 years' experience in legal and governance roles, including with ASX-200 companies. Previously, she was General Counsel – Governance, Corporate and Commercial at Orora Limited. Ms. Ryan has also been Senior Legal Counsel and Alternate Company Secretary at Australian Pharmaceutical Industries Limited (acquired by Wesfarmers Limited). Ms. Ryan began her career as a lawyer with law firm Ashurst (formerly Blake Dawson) and is a Fellow of the Governance Institute of Australia.

People, Culture, Nomination and Remuneration Committee | Disclosure Commitee | Audit and Risk Commitee

Country flags represent the primary place of residence of each Board member

Group Executive Team



Christian Behrenbruch BEng (Hons), DPhil (Oxon), MBA (TRIUM), JD (Melb), FIEAust, GAICD

Managing Director and Group Chief Executive Officer

Dr. Behrenbruch is a co-founder of Telix and was appointed Managing Director and Group Chief Executive Officer on 3 January 2017. See above for further biographical details.



Darren Smith FCPA, MBA

Group Chief Financial Officer

Mr. Smith has over 20 years' experience in executive finance and general management across a broad range of industries, including in life-sciences, for publicly listed, private, international, and Australian government organizations. Prior to joining Telix, Darren was Global Chief Financial Officer and Company Secretary at Sirtex Medical Ltd (from June 2008 to March 2019).



Dr. David Cade MBBS, MBA, GAICD

Group Chief Medical Officer

Dr. Cade has over 20 years' experience as an industry physician spanning the fields of novel biotechnology, pharmaceuticals and medical devices. Prior to joining Telix, David held senior executive roles at Cochlear Ltd, where he served as Chief Medical Officer, and at Sirtex Medical Ltd, where he served as Chief Medical Officer and in other senior roles across the US, Europe and Australia, gaining deep experience in the oncology, interventional radiology and nuclear medicine therapeutic areas.

Country flags represent the primary place of residence of each Board member



Darren Patti PharmD

Group Chief Operating Officer

Dr. Patti has over 20 years of experience in radiopharmaceutical and device manufacturing with particular expertise in network management and operations, including new radiopharmaceutical manufacturing, implementation and compliance. Previously, as U.S. COO and GM for the Americas region, Darren led the successful U.S. and Canada launches of Illuccix® and ongoing market development for Telix in Brazil and the Latin America (LATAM) region. Prior to joining Telix, Darren held a variety of roles at Sofie Biosciences over a period of 15 years, most recently as Vice President of Operations where he led the operationalization of the Sofie-Lantheus PSMA-PET imaging program.



Lena Moran-Adams LLB, GCLP

Group General Counsel[1]

Ms. Moran-Adams has over 25 years' experience driving proactive, results driven legal and compliance solutions worldwide, including more than 20 years' experience in the pharmaceutical industry in various country, regional and global leadership roles. Prior to joining Telix, Lena was the Head of Legal and Business Conduct, Intercontinental at Gilead Sciences and a Global Head of Legal at Novartis. Lena is admitted to the bar and entitled to practice law in Australia, the UK and in New York.



Richard Valeix MBA

Chief Executive Officer, Telix Therapeutics

Mr. Valeix leads the Company's therapeutic pipeline commercialization and business development. He has more than 20 years of pharmaceutical industry experience, including radiopharmaceuticals, gained in senior executive leadership roles across a broad range of therapeutic product areas. Previously, Richard worked at Advanced Accelerator Applications (AAA), a Novartis Company (from January 2014 to April 2021) where he served in the roles of General Manager for France, Switzerland, Belgium, Netherlands and Luxembourg, and Global Head of Marketing and Sales.

1. Ms. Moran-Adams is an advisor to the Group Executive Team.



Kevin Richardson MBA

Chief Executive Officer, Telix Precision Medicine

Mr. Richardson leads the development of the Company's diagnostics, global marketing and commercial operations in the U.S. and Canada. He has more than 25 years' experience in the healthcare industry, including seven years focused in sales, marketing and business operations in the radiopharmaceutical segment. Immediately prior to joining Telix, Kevin was the Chief Operating Officer of UroShape Medical, a technology company which has developed and successfully commercialized a medical device for a large, undertreated segment in the women's health market. Prior to this, he spent seven years in the Americas division of Sirtex Medical Ltd.



Raphaël Ortiz LLB, MIA, MBA

Chief Executive Officer, Telix International

Mr. Ortiz leads the "rest of world" commercial operations for Europe, Middle East and Africa (EMEA), Asia Pacific (APAC) and Latin America regions. He joined Telix with more than 20 years of pharmaceutical industry experience in a variety of roles, including in finance, business development, marketing and sales, as well as general management in Europe, Latin America and Asia. Prior to joining Telix, Raphaël worked at Advanced Accelerator Applications, a Novartis Company, and most recently in the role of Asia-Pacific Cluster Head, setting up the radioligand therapy operations in the region.



James Stonecypher MSc, RAC

Chief Development Officer

Mr. Stonecypher has over 25 years of experience in the life science industry in research, development, and commercialization of novel human medicines. An expert in Regulatory Affairs and Quality, James is passionate about rapidly advancing innovative therapies for high unmet needs and improving access to medicine. James has held senior leadership roles at major and emerging bio pharmaceutical companies in the US and Europe, including Amgen, Allergan, Micromet, and BioNTech.

Directors' report, including the Remuneration report

This Directors' report is presented by the Board of Directors of Telix Pharmaceuticals Limited, together with the Group's Financial report, for the financial year ended 31 December 2024.

Directors

At the date of this report, the Directors in office are:

- H Kevin McCann – appointed 17 September 2017
- Christian Behrenbruch – appointed 3 January 2017
- Mark Nelson – appointed 17 September 2017
- Tiffany Olson – appointed 31 March 2022
- Jann Skinner – appointed 19 June 2018

Information about Directors' qualifications, skills and experience, specific Telix responsibilities, and other external appointments is outlined in the Governance section of this Annual Report.

Andreas Kluge, Telix co-founder and Non-Executive Director, retired from the Board on 17 October 2024.

Meetings and attendance

The following table documents Directors' meetings, including meetings of standing Board Committees, held during the financial year ended 31 December 2024, and the number of meetings attended by each Director. All Directors are welcome to attend Committee meetings even if they are not members.

	Board of Directors		Audit and Risk Committee		People, Culture, Nomination and Remuneration Committee		Disclosure Committee	
	Eligible to attend	Meetings attended	Eligible to attend	Meetings attended	Eligible to attend	Meetings attended	Eligible to attend	Meetings attended
H K McCann	19	19	4	4	4	4	6	6
C Behrenbruch[1]	19	19	4	4	4	4	6	5
A Kluge[2]	17	14	-	-	-	-	-	-
M Nelson	19	19	4	4	4	4	-	-
T Olson[3]	19	19	4	4	3	3	-	-
J Skinner	19	18	4	4	4	4	4	4

1. C Behrenbruch attends the ARC and PCNRC meetings by invitation.
2. A Kluge retired from the Board on 17 October 2024.
3. T Olson became a member of the People, Culture, Nomination and Remuneration Committee effective 21 May 2024.

Directors' interests in the securities of Telix

The relevant interests of each Director in the share capital of Telix as at the date of this report are as follows:

	Ordinary shares	Options/PSARs
H K McCann	1,150,000	-
C Behrenbruch	23,228,298[1]	504,685
M Nelson	3,628,750	-
T Olson	95,235	52,070
J Skinner	595,000	-

1. Total interest includes 400,000 American Depositary Shares (each representing 1 ordinary share) in Telix Pharmaceuticals Limited.

Details are set out in the Remuneration report of this Annual Report.

Company Secretary

Ms. Genevieve Ryan (BSc (Hons), LLB (Hons) (Monash), FGIA, FCG) was appointed Company Secretary effective 5 December 2022. She has over 19 years' experience in legal and governance roles, including with ASX-200 companies. Previously, she was General Counsel – Governance, Corporate and Commercial at Orora Limited. Ms. Ryan has also been Senior Legal Counsel and Alternate Company Secretary at Australian Pharmaceutical Industries Limited (acquired by Wesfarmers Limited). Ms. Ryan began her career as a lawyer with law firm Ashurst (formerly Blake Dawson) and is a Fellow of the Governance Institute of Australia.

Principal activities of the Company in the year under review

Telix's principal activities during the year were directed to further advancing our standing as a globally recognized theranostics company through executing on our strategy across four strategic pillars:

- **Delivering our late-stage therapeutic pipeline:** development of TLX591 (for prostate cancer), TLX250 (for kidney and other CAIX-expressing cancers), TLX101 (for glioblastoma) and TLX66 (for hematologic cancers).
- **Building the next generation of radiopharmaceuticals:** development of TLX592 (TAT for prostate cancer), TLX252 (TAT for kidney and other CAIX-expressing cancers), TLX102 (TAT for glioblastoma), TLX300 (TAT for STS), and TLX090 (bone seeking agent for bone metastases and pain palliation).
- **Growing our industry leading precision medicine business:** development and commercialization of Illuccix® (focus on additional markets and indications), TLX007-CDx (Gozellix[1]), TLX250-CDx (Zircaix[1]) and TLX101-CDx (Pixclara[1])
- **Expanding our global infrastructure for product delivery:** grow manufacturing footprint and capabilities across North America, Europe and Australia.

Review of operations, likely developments and expected results

A review of the Group's operations for the financial year ended 31 December 2024, together with Telix's business strategies and prospects for future years, can be found in the operating and financial review section of this Annual Report. Certain information regarding developments in operations in future years and expected results is excluded, to the extent permitted by law, on the basis that such information relates to the impending developments or matters in the course of negotiation and disclosure would likely result in unreasonable material prejudice to the Group.

Telix discloses its financial performance by operating segments. The Group's operating segments represent components of the Group that engage in distinct business activities. This provides the most meaningful insight into the nature and financial outcomes of Telix's activities and is consistent with the way in which the MD & CEO monitors and assesses business performance and resource allocation decisions. Further details on Telix's segment reporting can be found in Note 3 of the Financial report.

State of affairs

There have been no significant changes in the state of affairs of the Group during the financial year ended 31 December 2024 other than as disclosed in this Annual Report.

Events subsequent to the end of the financial year

Acquisition of RLS (USA), Inc.

On 28 January 2025 Telix completed the acquisition of RLS (USA), Inc. (RLS), a radiopharmacy network distributing PET, SPECT and therapeutic radiopharmaceuticals. The acquisition of RLS is aligned to Telix's investment strategy around vertically integrated supply chain, manufacturing, and distribution, further enabling the delivery of future clinical and commercial radiopharmaceutical products.

The total upfront consideration was US$230 million paid in cash. A further US$20 million is payable in cash, contingent on achievement of certain milestones related to demonstration of accretive financial and operational performance during the four-quarters following closing. Refer to note 39.1 for a provisional purchase price allocation.

Acquisition of assets from ImaginAb, Inc. (ImaginAb)

On 30 January 2025, Telix completed the acquisition of a pipeline of next-generation therapeutic candidates, proprietary novel biologics technology platform, and a protein engineering and discovery research facility from ImaginAb.

1. Brand name subject to final regulatory approval.

The purchase price for the transaction is US$45 million comprised US$10 million in cash and US$31 million in equity at closing, and a deferred payment of up to US$4 million in equity at the conclusion of a 15-month indemnity period.

Upon achievement of specific key development and commercial milestones, Telix will pay up to a total of US$185 million, a portion of which may be paid in cash or equity at Telix's election. Royalties are also payable on net sales in the low single digits on a limited number of platform and early-stage products after the first four products have been developed, as well as single-digit sublicense fees, as applicable. Refer to note 39.2.

Telix Managing Director and Group Chief Executive Officer, Dr. Christian Behrenbruch, is a non-affiliated shareholder of ImaginAb, holding less than 1% of its capital stock as his only interest in the company. Dr. Behrenbruch abstained from the transaction process and the Telix Board's approval of the arm's length acquisition. Dr. Behrenbruch has voluntarily elected, via a binding undertaking, to donate any enrichment from the transaction as the result of his shareholding to charity.

European approvals for Illuccix®

Illuccix® was approved in Denmark[1] and the United Kingdom[2] in February 2025.

This follows a positive decision from The German Federal Institute for Drugs and Medical Devices (BfArM[3]) on Telix's Marketing Authorization Application (MAA), which was submitted in Europe via a decentralized procedure (DCP).

Other

There were no other subsequent events that required adjustment to or disclosure in the Directors' report or the Financial statements of the Company for the year ended 31 December 2024.

Dividend

No dividend was declared or paid during the year. Telix did not return capital to any of its shareholders during the year.

Issue of convertible bonds

On 30 July 2024 the Group received net proceeds of approximately $635.0 million from the issue of convertible bonds on the Singapore Exchange. The convertible bonds are convertible into fully paid ordinary shares in Telix Pharmaceuticals Limited. The initial conversion price of the convertible bonds is $24.78 per share, subject to anti-dilution adjustments set out in the final terms and conditions of the convertible bonds.

The convertible bonds bear interest at a rate of 2.375 per cent per annum. Interest will be payable quarterly in arrears on 30 October, 30 January, 30 April and 30 July in each year, beginning on 30 October 2024. The convertible bonds will mature on or about 30 July 2029, unless redeemed, repurchased, or converted in accordance with their terms. Refer to note 23.3 for further details.

1. Telix media release 11 February 2025.
2. Telix ASX disclosure 13 February 2025.
3. Bundesinstitut für Arzneimittel und Medizinprodukte. Telix ASX disclosure 17 January 2025.

Issue of unlisted equity securities

Unlisted ordinary shares under options or rights issued during the year were as follows:

Options/Rights granted	ASX code	Expiry date	Exercise price ($)	Number under option
TLXO015	TLXAO	27 March 2028	6.90	1,272,756
TLXO016	TLXAO	16 May 2028	9.07	337,661
TLXO018	TLXAO	20 September 2028	11.37	203,289
TLXO021	TLXAO	14 November 2028	8.72	297,608
TLXO022	TLXAS	31 March 2029	$Nil	220,000
TLXO023	TLXAS	31 March 3030	$Nil	220,000
TLXO024	TLXAO	31 March 2029	11.94	4,692,758
TLXO025	TLXAP	Various	$Nil	295,000
TLXO027	TLXAO	31 March 2030	18.45	300,000
TLXO028	TLXAP	1 November 2029	$Nil	157,000
TLXO029	TLXAP	1 November 2030	$Nil	157,000
Performance Rights	TLXAR	4 April 2029	$Nil	4,284,000

Unlisted share options or rights do not allow the holder to participate in any share or rights issue of the Company. Shares to be allocated to employees following vesting of options or rights are held in the Telix Employee Share Trust. Performance Share Appreciation Rights and other rights were issued to employees in line with Telix's Equity Incentive Plan rules. More information can be found in the Remuneration report. For details of all unlisted equity incentives on issue, refer to note 30 of the Financial report.

Performance Rights were issued to QSAM Biosciences, Inc. (QSAM) as part of the acquisition of QSAM's assets. Refer to note 21.3 and note 29.4 of the Financial report for further details.

Shares issued for acquisitions, on exercise of rights or options and lapse of options

Ordinary shares of Telix issued during the financial year ended 31 December 2024 on the exercise of options granted over unissued shares and lapse of options were as follows:

- a total of 525,434 fully paid ordinary shares were issued upon exercise of 619,205 unlisted share options, and
- a total of 2,620,994 share options lapsed unexercised. These options lapsed in accordance with the terms of their grant.

Since the end of the financial year ended 31 December 2024 to the date of this report, 2,147,823 shares have been issued for the ImaginAb asset acquisition and exercise of Lightpoint performance rights. No shares were issued from the exercise of options under Telix's Equity Incentive Plan.

Environmental regulation and compliance

Telix seeks to be compliant with all applicable environmental laws and regulations relevant to its operations, including but not limited to Australia, Belgium, Canada and the U.S. We monitor compliance on a regular basis to minimize the risk of non-compliance.

We conduct our activities at Telix Manufacturing Solutions (TMS) in Brussels South, Belgium, in accordance with applicable environmental regulations, including regular inspections by the Belgian Federal Agency for Nuclear Control (FANC). In 2022, TMS received updated authorizations from FANC, aligned with the scope of Telix operations, and Telix is complying with its obligations under these licences and existing Belgian regulation. In December 2022, TMS was granted an updated operation authorization and environmental permit from FANC, valid until 7 October 2042.

Telix also conducts its activities at Optimal Tracers and recently acquired IsoTherapeutics in the U.S. and ARTMS in Canada in accordance with applicable environmental regulations, including inspections by relevant authorities as required.

There were no known environmental breaches at Telix operations during the reporting period.

Information about Telix's sustainability program, including for environmental matters, is detailed in the Sustainability section of this Annual Report.

Beyond these matters, Telix is unaware of any environmental regulations matters applying to the Group's operating activities that require disclosure.

Indemnification

Indemnification of officers

Under Telix's Constitution, Telix has entered into agreements with each person who is, or has been, an officer of the Company. This includes the Directors in office at the date of this report, the Company Secretary and other executive officers, indemnifying them against any liability to any person other than Telix, or a related body corporate, that may arise from their acting as officers of the Company, notwithstanding that they may have ceased to hold office. There is an exception where the liability arises out of conduct involving a lack of good faith or is otherwise prohibited by law. During and since the end of the financial year ended 31 December 2024, Telix has paid or agreed to pay the premiums for an insurance policy to insure current and previous Directors and other executive officers against certain liabilities incurred in that capacity. Due to the confidentiality obligations and undertakings set out in these agreements, no further details regarding premiums paid, or the terms of the agreements, can be disclosed. No indemnity payment has been made under any document referred to above during or since the financial year ended 31 December 2024.

Indemnification of auditors

To the extent permitted by law, Telix has agreed to indemnify its auditors, PricewaterhouseCoopers, as part of the terms of its audit engagement agreement, against claims by third parties arising from the audit. No payment has been made to indemnify PricewaterhouseCoopers during or since the end of the financial year.

Auditor independence and non-audit services

Telix may decide to employ its auditor on assignments additional to statutory audit duties where the auditor's expertise and experience with the Group are important.

Details of amounts paid or payable to Telix's auditor, PricewaterhouseCoopers, for non-audit services provided during the year are set out in note 36 of the Financial report. The Directors, in accordance with advice received from the Audit and Risk Committee, are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001* for the following reasons:

- the Audit and Risk Committee has reviewed, or if required pre-approved, all non-audit services to confirm they do not affect the impartiality and objectivity of the auditor, and
- none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants, including reviewing or auditing the auditor's work, acting in a management or decision-making capacity for Telix, acting as an advocate for Telix, or jointly sharing the economic risks and rewards.

A copy of the auditor's independence declaration, as required under section 307C of the Corporations Act 2001, is included in this Report.

Rounding

The Company is of a kind referred to in ASIC Legislative Instrument 2016/191, relating to the "rounding off" of amounts in the Directors' report. Amounts in the Directors' report are rounded off in accordance with the instrument to the nearest thousand dollars or, in certain cases, to the nearest dollar.

Corporate governance

Telix complies with all relevant recommendations outlined in the 4th edition of the ASX Corporate Governance Council's Corporate Governance Principles and Recommendations. Telix is also subject to governance requirements from our convertible bonds listing on the SGX, and our Nasdaq listing and registration with the SEC. Our Corporate Governance Statement is available at ir.telixpharma.com/governance/documents-charters.

Remuneration report

This Remuneration report details Telix's remuneration policy and practice for Key Management Personnel (KMP) for the financial year ended 31 December 2024. This report has been prepared in accordance with the *Corporations Act 2001* (Cth) (Corporations Act) for the Company and its controlled entities (collectively Telix, or the Group). It has been audited by Telix's external auditor.

Letter from the Chair of the People, Culture, Nomination and Remuneration Committee

Dear fellow Shareholder,

On behalf of the Board of Directors, I am pleased to present Telix's Remuneration report (Report) for the year ended 31 December 2024. This Report contains details of Telix's Key Management Personnel (KMP) for 2024 and changes to our Remuneration Framework.

Bringing people and science together

Throughout the Annual Report you can read about our operational and financial highlights for the 2024 year. These accomplishments are a testament to the dedication of our employees around the world. It is greatly satisfying to serve a company full of people who each day strive to make a meaningful difference to society.

At Telix, we bring together innovative people and science to solve complex challenges. This requires significant investment in time and capital, together with passion, motivation, tenacity and deep technical expertise from our employees.

This section of the Directors' report focuses on the people side of the equation as it is vital that our Remuneration Framework is effective in attracting and retaining the right talent to Telix to continue our growth and discovery into the future, aligned to shareholder long term interests.

Telix 2024 performance

2024 has been a transformative year, with significant product performance highlights detailed earlier in the Annual Report, including the Chairman and CEO letters. Telix has also delivered total revenue growth of 56%, a significant increase to our market capitalization and strong financial results, as well as joining the ASX100 in July and listing on the Nasdaq in November. The adjusted EBITDAR result was $284,565,000 in 2024 compared to $181,583,000 in 2023. In addition, significant progress in both precision medicine and our therapeutic pipeline has contributed to 2024 achievements and long-term value for the Group and shareholders, with the closing share price in 2023 of $10.08 increasing to $24.61 on 31 December 2024.

This strong performance in 2024 has resulted in Short Term Variable Remuneration (STVR) outcomes for Executive KMP of between 76.5% and 85% of target, and Long Term Variable Remuneration (LTVR) outcomes for the 2022 Performance Share Appreciation Rights (PSARs) resulted in 100% of target achievement (66.7% of maximum) as measured for the Performance Period 1 January 2022 - 31 December 2024.

KMP changes in 2024

During 2024, following a robust recruitment process, Telix was pleased to promote two internal candidates to Executive KMP roles: Dr. Cade to Group Chief Medical Officer (CMO) and Dr. Patti to Group Chief Operating Officer (COO). The Board is pleased to appoint Group Executive Team roles via internal promotion, recognizing the benefits of developing and leveraging talent with knowledge of Telix's business and the radiopharmaceuticals industry. Internal promotions demonstrate to all Telix employees that working to their potential can lead to significant career growth and signals the success of our development and retention programs.

As part of our reorganization around the operating segments of Precision Medicine and Therapeutics, Mr. Richard Valeix was appointed to CEO, Therapeutics in August 2024, a non-KMP position.

Further, during 2024 the Board announced the retirement of one of our Founders, Dr. Andreas Kluge. We thank Dr. Kluge for his invaluable service over many years to the Board and his significant contribution to Telix.

The importance of employee equity at Telix

These examples of employee retention, development, and mobility are supported by our equity programs, with investment in our employees as shareholders at all levels of the Company. It has been our practice since 2022 to utilize PSARs when granting employees equity through our sign-on equity program. As PSARs require both share price appreciation and the achievement of financial and product development performance over a three-year period, every employee starts at Telix as a potential shareholder, thereby aligning their focus on long term value, strategic achievement, and future success.

Telix also provides opportunities to a small number of key employees to receive equity grants under our talent programs to retain excellent performers who are key to achieving business goals and objectives. Please refer to section 2.4 for further details regarding Telix's principles and philosophy on employee equity.

The 2022 PSAR grant was tested at 31 December 2024. Disclosure of the testing outcomes including delivery against the predisclosed financial and product measures is provided in section 7.2. This equity will vest

for eligible employees (including Executives) after results are announced to the market (aligned with our Securities Dealing Policy).

Updating our framework and remuneration changes in 2024

Each year we engage with numerous stakeholders on our Remuneration Framework to ensure it is appropriate and relevant to the needs of Telix and aligned to the long-term interests of shareholders.

As detailed in the 2023 Remuneration report, Executive KMP remuneration changes were adopted in 2024, aligned with remuneration recommendations prepared by Mercer Consulting (Australia) Pty Ltd (Mercer) (under section 9B of the *Corporations Act 2001)*. These changes in remuneration for 2024 are detailed in sections 2 and 8.2 of this Report.

We aligned the approach for stretch PSARs for the MD & CEO (granting at 150% of target) to all PSARs recipients via an additional grant in November 2024, improving transparency and governance. All performance and vesting conditions remain the same and continue to apply.

2024 outcomes

All Executive KMP and Non-Executive Director remuneration for 2024 is disclosed in sections 10 and 9.3. LTVR vesting at 100% of target for the 2022 PSARs will occur in March 2025.

MD & CEO remuneration outcomes

Fixed remuneration of base salary, superannuation and leave accruals was $640,558 for the 2024 year. An STVR outcome of $315,356 was awarded to the MD & CEO for the 2024 outcomes based on the performance as detailed in section 7.1.1, of which 25% will be deferred to equity and will be presented to shareholders for approval at the 2025 Annual General Meeting.

Board adjustments applied during 2024

The Board applied discretion to STVR outcomes for Executive KMP, starting with the Corporate Objectives achievement of 85% and then adjusting up or down, as detailed in section 7.1.2.

No Board discretion was applied to the 2022 LTVR PSAR vesting outcome. Commentary is provided on each measure in section 7.2, with the Board endorsing the results as they were realized, with no positive or negative discretion applied.

Looking forward to 2025

CEO remuneration opportunity

As at 1 January 2025, Dr. Christian Behrenbruch, Telix's MD & CEO, received a 40% increase to his base salary, an increase to his STVR to 110% of his base salary and LTVR to 150% at target (225% at maximum) of his base salary[1]. Further details are provided in section 8.2.

Other Executive KMP remuneration

Refer to section 8.2 regarding changes the Board has endorsed for 2025 for Executive KMP. These changes prioritize the continued strategic growth delivery that shareholders have come to expect from Telix as we further emphasize long-term value creation through performance based-variable remuneration.

Non-Executive Director remuneration

Section 9.4 details the changes to apply for Non-Executive Directors remuneration for 2025 to address the growth trajectory and increased workload and complexity required to perform the NED role, including as a dual ASX- and Nasdaq-listed company. These changes reflect the Board's considered, independent benchmarking against market peers, as well as the re-introduction of equity, which the Board believes is required to recruit and retain Board talent, and to achieve the NED Minimum Shareholding policy. The equity will be provided via a NED Rights Plan using a salary sacrifice arrangement, and the fees will be increased in 2025, following similar principles as for Executive KMP.

I invite you to read the Remuneration report which will be presented for adoption at Telix's 2025 AGM.



H Kevin McCann, AO
Chair, People, Culture, Nomination and Remuneration Committee

1. Key Management Personnel

KMP are individuals with the authority and responsibility for planning, directing and controlling the activities of the Group, either directly or indirectly. Telix's 2024 Remuneration report covers both the Non-Executive Directors (NEDs) and Executive KMP noted below during 2024 and up to the date of this report:

1. As detailed in Telix's ASX disclosure dated 30 December 2024.

Name	Position	Term as KMP during 2024
Non-Executive Directors		
H Kevin McCann AO	Non-Executive Director and Chairman of the Board	Full year
Andreas Kluge MD PhD[1]	Non-Executive Director	1 January to 17 October
Mark Nelson	Non-Executive Director	Full year
Tiffany Olson	Non-Executive Director	Full year
Jann Skinner	Non-Executive Director	Full year
Executive KMP		
Christian Behrenbruch PhD MBA	Managing Director and Group Chief Executive Officer (MD & CEO)	Full year
Darren Smith	Group Chief Financial Officer (CFO)	Full year
David Cade MD MBA[2]	Group Chief Medical Officer (CMO)	Full year
Darren Patti PharmD[3]	Group Chief Operating Officer (COO)	11 March to 31 December
Richard Valeix[4]	Group Chief Commercial Officer (CCO)	1 January to 18 August

1. Dr. Andreas Kluge ceased as Non-Executive Director upon retiring from the Board on 17 October 2024.
2. Dr. David Cade commenced as CMO effective 1 January 2024, promoted from his prior role as CEO, APAC.
3. Dr. Patti was promoted to COO on 11 March 2024, from his prior role as COO, Americas.
4. Mr. Valeix was appointed to the non-KMP role of CEO, Telix Therapeutics, and ceased as KMP on 18 August 2024.

2. Remuneration snapshot

2.1. 2024 performance highlights

During 2024, under the management of the Executive KMP, Telix delivered the following performance for the Group and shareholders:

2024 performance highlights

Global revenue

$783.2 million; a 56% increase on 2023 ($502.5 million)

Financial

Adjusted EBITDAR[1] $284.6 million, up 56% from $181.6 million in 2023

Share price growth

31 December 2024: $24.61, a 144% increase on 2023 ($10.08)

Market capitalization

$8.24 billion, a 153% increase on 2023 ($3.26 billion)

2.2. 2024 remuneration at target

The remuneration elements (at target) for Executive KMP are detailed on an annualized basis for 2024 in the following table. These are annualized remuneration values for the full year, so for part-year KMP (Dr. Patti and Mr. Valeix) these numbers exceed those reported in the statutory remuneration table in section 10.

1. Adjusted Earnings Before Interest, Tax, Depreciation, Amortization and Research and Development Expense.

Executive KMP	Base salary	Increase from 2023	Short Term Variable Remuneration (STVR)[1]		Long Term Variable Remuneration (LTVR)[1]	
		% of base salary	% base salary	Annual target	% base salary	Annual target[2]
Dr. Behrenbruch (MD & CEO)	AUD570,780	20%	65%	AUD371,007	100%	AUD570,780
Mr. Smith (CFO)	AUD504,000	20%	35%	AUD176,400	60%	AUD302,400
Dr. Cade (CMO)[3]	AUD490,000	n/a	35%	AUD171,500	60%	AUD294,000
Dr. Patti (COO)[3,4]	USD360,000	n/a	35%	USD126,000	60%	USD216,000
Mr. Valeix (CCO)[4]	CHF345,150	17%	35%	CHF120,803	60%	CHF207,090

1. Variable remuneration as a percentage of base salary increased in line with Mercer's recommendation.
2. LTVR maximum opportunity is 150% of target (subject to achievement of the stretch financial performance condition).
3. Base salary set at commencement of new role following internal promotion.
4. Dr. Patti and Mr. Valeix's remuneration is disclosed on an annualized basis, as noted above the table.

2.3. 2024 variable remuneration outcomes

In recognition of the significant contribution Executive KMP made to Telix's performance in 2024, their variable remuneration outcomes are aligned with the corporate outcome of 85% in 2024. Following consideration of modifiers, final STVR outcomes varied between Other Executive KMP as detailed in section 7.1.2. Further details are provided throughout the Remuneration report, and summarised below:

Short Term Variable Remuneration (STVR)	Long Term Variable Remuneration (LTVR)
MD & CEO 85% of target eligibility **Other Executive KMP** Between 76.5% and 85% of target eligibility	**2022 LTVR PSAR testing in 2024**[1] **MD & CEO** 100% of target eligibility **Eligible Other Executive KMP outcome** 100% of target eligibility

1. LTVR performance outcomes for the 2022 PSARs (performance period ended 31 December 2024), will be available to Executive KMP in March 2025, after the 2024 full year results announcement and in line with the Securities Dealing Policy.

2.4 Telix's equity focus

Since its inception, Telix has granted equity to all employees for both retention purposes, and to align employee and shareholder long term interests. Similarly, this aligns employees with Telix's long-term strategy. The predominant equity granted to Executives is Long Term Variable Remuneration (LTVR). The following section summarizes non-LTVR grants.

As predisclosed in the 2023 Remuneration report, the following non-LTVR equity grants were made to KMP in 2024:

- Mr. Valeix received the second and final tranche of 35,000 PSRs granted in April 2024 as detailed in section 5.4.1 These remain subject to performance conditions and there was no acceleration of vesting or changes to the grant on Mr. Valeix's change of role in August 2024, and
- Mr. Smith and Mr. Valeix received Performance Share Incentive Rights (PSIRs) granted in March 2024 as detailed in section 5.4.2.

Legacy equity awards (excluding sign on and LTVR grants) made to Telix's two internally promoted Executive KMP that remain on foot following their appointment to KMP roles are as follows:

- While CEO, APAC (pre-Executive KMP role), Dr. Cade received 100,000 rights on 19 July 2021, subject to the achievement of a cumulative revenue target from product sales in APAC for the period 19 July 2021 to 18 July 2026. Where the target is met these rights will automatically vest, however if the target is not met they will lapse. As at 31 December 2024 the target has not been achieved; these rights remain on foot subject to the initial terms. As this target is commercially sensitive, it and the outcome will be disclosed to the the market at the point of vesting and reported in the appropriate Remuneration report. Based on changes to the way Telix grants long term incentives, it is unlikely that another grant of this nature would be made to an Executive KMP

- Dr. Patti is a participant in Telix's 2022 Talent Equity[1] program, and received three tranches of 15,000 zero-priced rights over three years (45,000 in total). As detailed in section 11.2.2, he received these grants in April 2022, June 2023 and August 2024. These grants recognized his potential and the key contributions he made to Telix's value inflection points in his pre-Executive KMP role. These rights will auto-vest in line with local requirements in April 2025, and in compliance with the Securities Dealing Policy, and
- Dr. Patti is also a participant in the 2023 Talent Equity program, and received two separate tranches of 15,000 zero-priced rights (30,000 in total) in October 2023 as detailed in section 11.2.2. Tranche 1 will vest in December 2026 (after 3 years) and tranche 2 in December 2027 (after 4 years) subject to continued employment and contribution to Telix's strategic success. These rights will auto-vest in line with local requirements in December 2026 and 2027, and in compliance with the Securities Dealing Policy.

No awards vested to Executive KMP during the year ended 31 December 2024.

3. 2024 Executive KMP remuneration overview

3.1. Remuneration principles

Telix's remuneration principles are used to set Executive remuneration, and result in a structure that supports:

- appropriate base pay to attract, motivate and retain talent in the highly specialised field of radiopharmaceuticals
- short and long term variable remuneration to reward company performance - both financial and strategic delivery (with a focus on company performance over the long term)
- equity holdings align executive performance with shareholders - through sign-on equity and long term variable remuneration linked to company performance, and
- simplicity and transparency so all stakeholders understand the purpose and value of their remuneration and the deliverables required to achieve it.

Telix's remuneration principles are designed to:

- Attract, motivate and retain talent in Telix's operating markets
- Reward company performance and execution of Telix's strategy
- Align the interests of employees with shareholders
- Be simple and transparent

3.2. 2024 Remuneration framework

The 2024 remuneration framework for Executive KMP detailed in this report includes the following elements:

	Total Fixed Remuneration (TFR)	Short Term Variable Remuneration (STVR)	Long Term Variable Remuneration (LTVR)
Purpose	Attract and retain global talent capable of leading and delivering Telix's strategy.	Reward achievement of annual corporate objectives aligned to the delivery of Telix's strategy.	Reward long-term performance aligned with delivery of strategic objectives, with the potential to 'over-earn' where stretch financial targets are achieved.

1. The 2022 Talent Equity program was offered to under 10 key employees below KMP level who demonstrated continued high performance and are key contributors to Telix's success. Talent equity granted to these key performers, further aligns their interests with shareholders and rewards the achievement of shareholder value creation, and the long term success of the Company. The Board is delighted that Dr. Patti has demonstrated such potential identified in 2022 (and 2023) that he is now an Executive KMP.

	Total Fixed Remuneration (TFR)	Short Term Variable Remuneration (STVR)	Long Term Variable Remuneration (LTVR)
Approach and details	The Board targets TFR to be within 80-120% of the market median, considering each Executive KMP's: • competence and capability • relativity to market benchmark, and • motivational and retention impact of TFR adjustments. Base salary is used to determine STVR and LTVR targets rather than TFR so targets are not impacted by regional variations to pensions, etc.	Target STVR remuneration for Executive KMP is set as a % of base salary. STVR rewards annual financial and non-financial corporate objectives – maintaining a focus on underlying value creation within business operations.	Target LTVR remuneration for Executive KMP is set as a % of base salary, with a stretch opportunity to 150% over the performance period. LTVR aligns Executive KMP and shareholder interests and rewards the achievement of long-term, sustainable performance and shareholder value creation.
Composition and delivery	Base salary and pension contributions paid in equal monthly or two-weekly cash instalments (dependent on the Executive's location) over the year, and packaged benefits.[1]	Annual performance incentive delivered after the performance period and assessment: • 75% in cash (approx. February the following year), and • 25% in deferred share rights to vest approx. 12 months after the cash payment.	Award of Performance Share Appreciation Rights (PSARs)[2] is subject to achievement of 3-year performance and vesting conditions, as well as a service requirement. Vesting occurs approximately 2-3 months after the end of the performance period.
Peer Group	40 global listed companies selected by Mercer in the health care sector, with a focus on the biotechnology, pharmaceutical and health care supply industries. The companies were chosen based on the six-month average market capitalization and revenue (to 31 August 2023), with Telix positioned near the median of the comparator group for market analysis.		

1. Australian Executive KMP can elect to cap their superannuation at the statutory superannuation maximum and receive the additional 11% (1 January to 30 June 2024) and 11.5% (1 July to 31 December 2024) over the maximum as base salary. Refer to section 10 for full details in the 2024 statutory remuneration table.
2. PSARs and other equity incentives are granted in accordance with the Equity Incentive Plan rules (approved by shareholders at the 2024 AGM). Any equity grant to the MD & CEO is subject to shareholder approval.

3.3.1. Telix's equity focus

As detailed in section 2.4, to attract and retain a strong and cohesive Executive team, additional remuneration awards may be made including sign-on incentives, retention incentives and other one-off incentives, aligned to Telix's remuneration principles and philosophy. These awards are made in equity and subject to service and company performance conditions, aligning employee and shareholder interests.

Equity outside LTVR granted to Executive KMP in 2024 is detailed in section 2.4.

3.3. 2024 Remuneration delivery

The following diagram illustrates how remuneration was delivered to Executive KMP in 2024:


2024
2025
2026
2027
2028
2029
TFR
Equal monthly or 2 weekly instalments
STVR
Performance period
Deferral period
Cash (75%)
Equity (25%)
LTVR
Performance period
Exercise period
Performance testing
Payment / vesting

The STVR performance period is the calendar year of 2024, with the outcome determined in approximately February 2025, and the cash component paid. The equity component is granted in April/May 2025 and deferred until approximately one year from the cash payment date, with vesting to occur in line with the Securities Dealing Policy after the results announcement in late February/early March 2026.

3.4. 2024 Remuneration mix

The table and diagrams below reflect the annualised remuneration elements at target as a percentage of base salary and total remuneration mix for each Executive KMP. The remuneration mix in 2024 has moved to increase the weighting of variable pay, now at 46 – 60% of total target remuneration, in line with Mercer's recommendation.

For part-year KMPs (Dr. Patti and Mr. Valeix), the values reflect their annualized pay as KMP. Actual remuneration received in 2024 is provided in section 10.

Executive KMP	% of base salary			% of total remuneration mix		
	Base salary	STVR	LTVR	TFR	STVR	LTVR
Dr. Behrenbruch (MD & CEO)	100%	65%	100%	40%	24%	36%
Mr. Smith (CFO)	100%	35%	60%	54%	17%	29%
Dr. Cade (CMO)	100%	35%	60%	53%	17%	30%
Dr. Patti (COO)	100%	35%	60%	51%	17%	32%
Mr. Valeix (CCO)	100%	35%	60%	54%	17%	29%


MD & CEO
TFR: 40%
STVR: 24%
LTVR: 36%
CFO
TFR: 54%
STVR: 17%
LTVR: 29%
CMO
TFR: 53%
STVR: 17%
LTVR: 30%
COO
TFR: 51%
STVR: 17%
LTVR: 32%

4. Remuneration governance

4.1. Governance framework

The Governance of Telix's remuneration framework ensures that:

- the Board delegates specific responsibilities to the PCNRC which provides applicable recommendations to the Board
- Telix's strategic objectives, corporate governance principles, market practice and stakeholder interests are considered, and
- achievement of pre-determined financial results and strategic objectives is rewarded through sustainable means for KMP.

Roles in the Governance framework	
THE BOARD has overall responsibility for oversight of Telix's remuneration approach for KMP (NEDs and Executives). With input and guidance from the PCNRC, the Board is responsible for: • evaluating performance, determining remuneration outcomes and succession planning for the MD & CEO • determining remuneration outcomes, monitoring performance and succession planning of NEDs and Other Executive KMP, and • approving the Group's remuneration policies and practices.	**THE PCNRC** assists the Board in fulfilling its responsibilities to shareholders and regulators in relation to the Group's people and culture, nomination and remuneration policies and practices. From a remuneration perspective, the PCNRC assists and advises the Board with recommendations related to: • Telix's remuneration framework and policies, including Telix's Equity Incentive Plan rules; • remuneration arrangements and outcomes for KMP (NEDs and Other Executive KMP), including in respect of short term and long term variable remuneration, • remuneration related reporting and disclosures. The PCNRC may engage external advisors to provide information to assist in making remuneration decisions.
MANAGEMENT provides relevant information and analysis required to support effective decision making, including for remuneration related considerations. **AUDIT AND RISK COMMITTEE** assists the Board with the Group's risk management framework and risk appetite.	**EXTERNAL ADVISORS** may be engaged by the PCNRC to provide: • information to support effective decision making • an external perspective to assist in analysis with their expertize for remuneration related matters, and • on occasion, to provide remuneration recommendation/s as defined by section 9B of the Corporations Act.

Further information on the Board's role and Telix's corporate governance policies (including the Securities Dealing Policy) can be found in Telix's 2024 Corporate Governance Statement and on Telix's website at: ir.telixpharma.com/governance/documents/charters. Telix's Securities Dealing Policy prohibits hedging or margin lending in respect of Telix securities.

4.2. Malus and clawback

The Board in its sole discretion, may reduce, cancel in full, or seek to clawback any incentive provided to any Executive KMP, including former Executive KMP, if it determines that at any time the Executive KMP:

- acted dishonestly (including, but not limited to, misappropriating funds or deliberately concealing a transaction)
- acted or failed to act in a way that contributed to Telix making a material financial misstatement including where Telix is required to prepare an 'Accounting Restatement' for the purposes of Telix's Clawback / Dodd-Frank Compensation Recovery Policy
- acted or failed to act in a way that contributed to a breach of a significant legal or regulatory requirement relevant to Telix
- acted or failed to act in a way that contributed to Telix incurring significant reputational harm, a significant unexpected financial loss, impairment charge, cost or provision
- exposed employees, the broader community or environment to excessive risks, including risks to health and safety
- breached their post-employment conditions (unless otherwise determined by the Board)
- committed a material breach or non-compliance with Telix's Code of Conduct and/or any other employee or governance related policies, and/or
- took excessive material risks or contributed to or may benefit from unacceptable cultures within the Group.

During 2024 the Board exercised no malus and clawback.

5. Executive remuneration framework

5.1. Total fixed remuneration (TFR)

Executive KMP receive TFR in equal instalments, either monthly or two weekly (dependent upon location).

Element	2024 TFR principles
Setting TFR	In 2024, initial fixed pay increases and changes to increase variable pay were introduced following Mercer's recommendation. The 2024 market positioning was 60-71% of the TFR midpoint, below the Board's commitment to align Executive KMP TFR within 80-120% of the median (50th percentile) of the market over time as disclosed in the 2023 Remuneration report.
Timing of review	Following Board approval, Executive TFR is reviewed annually in line with Telix's performance review cycle for existing Executive KMP. Newly appointed or promoted Executives have their TFR set considering appropriate market data and internal relativities at the time of their appointment and also following Board approval.

5.2. Short Term Variable Remuneration (STVR)

Executive KMP participated in the 2024 STVR under the following terms:

<table>
<tr><th>Feature</th><th colspan="3">Key terms of the 2024 STVR</th></tr>
<tr><td>Performance period</td><td colspan="3">1 January to 31 December 2024</td></tr>
<tr><td rowspan="4">Opportunity</td><td colspan="3">The STVR opportunity as a percentage of base salary is:</td></tr>
<tr><td></td><td>MD & CEO</td><td>Other Executive KMP</td></tr>
<tr><td>Minimum</td><td>0%</td><td>0%</td></tr>
<tr><td>Target</td><td>65%</td><td>35%</td></tr>
<tr><td>Weighting</td><td colspan="3">All Executive KMP are measured against the STVR scorecard, which comprises 100% of their STVR opportunity.</td></tr>
<tr><td>Modifiers</td><td colspan="3">The Board has the discretion to apply modifiers to Executive KMP's STVR outcomes to either increase or decrease the result based upon non-corporate objective obligations: contribution to good corporate governance, company values and market engagement, and driving a performance culture throughout the organization.</td></tr>
<tr><td>Delivery</td><td colspan="3">2024 STVR outcomes for Executive KMP will be delivered:
• 75% in cash following completion of the performance period and assessment of performance (approximately February 2025), and
• 25% in equity (deferred share rights) granted in approximately April/May, and restricted for 12 months from the cash component payment, until approximately February 2026, after the release of the 2025 full year results announcement.
The equity grant to the MD & CEO is subject to shareholder approval at the 2025 Annual General Meeting.</td></tr>
<tr><td>Treatment on cessation of employment - cash component</td><td colspan="3">Participants who depart Telix prior to the cash payment date are generally treated as follows, although the Board retains discretion to determine a different treatment:
• Termination for cause: forfeited, and/or
• Provided notice of resignation: forfeited,
• Other circumstances such as death, disability, retirement, redundancy and mutually agreed separation: forfeit or pro-rata award based on service during the Performance Period</td></tr>
<tr><td>Deferral to equity</td><td colspan="3">Zero-priced STVR Share Rights (STVR SRs) will be calculated based on 25% of each Executive KMP's STVR outcome, using the allocation value period (the Volume Weighted Average Price (VWAP) for the 5 trading days after the release of the 2024 full year results). For US participants, their grants will be made using the USD value as the grant will be made in ADSs and disclosed accordingly. Participants in all other locations will receive their grants via the ASX.
Grants will be made to Other Executive KMP in approximately April/May 2025. The grant to the MD & CEO is subject to shareholder approval at the 2025 Annual General Meeting.
For Australian and Swiss participants, there will be a two-year exercise period for their STVR SRs. For American participants, STVR SRs should be automatically exercised in line with local requirements and the Securities Dealing Policy.</td></tr>
<tr><td>Treatment on cessation of employment - STVR SRs</td><td colspan="3">Participants who depart Telix prior to the STVR SRs vesting date are generally treated as follows, although the Board retains discretion to determine a different treatment:
• Termination for cause: forfeited,
• Other circumstances such as death, disability, retirement, redundancy and mutually agreed separation: generally the STVR SRs will be retained,
• The Board will automatically exercise vested unrestricted STVR SRs into shares for Departed Executive KMP who retain their STVR SRs after exit within 90 days of the STVR SRs becoming unrestricted.</td></tr>
</table>

5.3. Long Term Variable Remuneration (LTVR)

5.3.1. 2024 LTVR key terms

Feature	Key terms of the 2024 LTVR
Offer	LTVR is awarded in Performance Share Appreciation Rights (PSARs). PSARs are the right to acquire shares in Telix equal in value to the gain above the notional 'exercise' price, subject to the satisfaction of specific performance conditions set by the Board, plus terms and conditions over the Performance Period.
Notional 'exercise' price	$11.94, being the volume weighted average price (VWAP) of Telix shares over the 20 trading days following the announcement of the 2023 full year annual results (23 February to 21 March 2024).
Performance Period	1 January 2024 to 31 December 2026
Opportunity	**The LTVR opportunity as a percentage of base salary for Executive KMP is:** (see table below)

Opportunity – The LTVR opportunity as a percentage of base salary for Executive KMP is:

	MD & CEO	Other Executive KMP
Minimum	0%	0%
Target	100%	60%
Maximum (150% of target)	150%	90%

Feature	Key terms of the 2024 LTVR
Grant	PSARs were granted at stretch target (150%) to the MD & CEO on 22 May 2024 following shareholder approval at the 2024 Annual General Meeting. All Other Executive KMP were granted PSARs at target on 21 March 2024. The additional stretch component[1] (50% of original grant of the 2024 PSARs) was granted to all Other Executive KMP on 25 November 2024. This included both 2023 and 2024 PSARs, refer to section 11.2.2 for the split per Executive KMP. In future, PSARs grants will be made at the 150% maximum potential vesting for all KMP, noting that in line with the key terms of the LTVR, PSARs that do not vest at testing will lapse. As detailed in the 2024 Notice of Meeting, the number of PSARs granted was determined based on the concluded value of $5.9441, being the fair value price of $7.5882 (the independently determined Black Scholes valuation), adjusted for the probability of achievement of the non-market vesting conditions.
Performance conditions, targets, weightings and outcomes	The performance conditions will be tested over the Performance Period, following the release of the audited 2026 full-year results in approximately February 2027, when the PSARs that vest will be calculated as follows: (see table below)

Performance conditions, targets, weightings and outcomes

Performance condition	% of PSARs that vest at target
Financial measure (cumulative 3 year period):	
Adjusted EBITDAR (Earnings Before Interest, Taxes, Depreciation and Amortization and Research & Development expense):	
• threshold (US$410 million)	25%
• **target (US$450 million)**	**50%**
• stretch (US$490 million)	100%
Where the outcome is between threshold and target, or between target and stretch the % of PSARs that vest is based on a straight-line pro rata between the two values.	
Product Milestones (by 31 December 2026):	
Marketing authorization application submitted in a commercially relevant jurisdiction of prostate cancer therapy **(Product Milestone 1)**	
• Milestone met	25%
• Milestone not met	0%
Interim data readout from a global Phase 3 trial in renal cancer therapy **(Product Milestone 2)**	
• Milestone met	25%
• Milestone not met	0%
Maximum	**150%**

Feature	Key terms of the 2024 LTVR
	Further details regarding the performance metrics are provided in section 5.3.2.
Performance assessment / expiry period	At the end of the performance period and after the audited results are finalized and approved, performance will be assessed and subject to Board approval and achievement against the performance conditions, PSARs will vest. If the performance condition(s) are not met at the time of testing, PSARs are forfeited and not retested. Testing is completed at vesting in approximately March 2027, after the release of the audited results and in line with the Security Dealing Policy. The 2024 PSARs testing outcomes will be reported in the 2026 Remuneration report, with equity movements advised to the market via ASX disclosure, and reported in the 2027 Remuneration report. In certain circumstances the Board may determine that participants receive a cash equivalent value of the vested element after testing. Following vesting a two year exercise period will commence. PSARs that are not exercised before the end of their term will lapse.
Other details	Unvested and vested but unexercised PSARs have no dividend or voting rights. PSARs are held subject to Telix's Securities Dealing Policy. Treatment of PSARs are subject to Board discretion in the case of other events (e.g. change of control).
Treatment on cessation of employment	Executive participants who depart Telix prior to vesting are generally treated as follows, although the Board retains discretion to determine a different treatment: • Termination for cause: all unvested PSARs are forfeited, • Other reasons (death, disability, resignation and redundancy): a pro rata portion of the unvested PSARs based on the portion of the first year of the measurement period served remain on-foot to the usual testing and vesting date, • The Board will automatically exercise vested unrestricted PSARs into shares for Departed Executive KMP who retain their PSARs after exit within 90 days of the PSARs becoming unrestricted.

1. Refer ASX disclosure dated 28 November 2024.

5.3.2. 2024 LTVR performance conditions

Measures	Adjusted EBITDAR	Product Milestone 1	Product Milestone 2
Description	Adjusted EBITDAR on a 3-year cumulative basis.	Marketing authorization application submitted in a commercially relevant jurisdiction of prostate cancer therapy.	Interim data readout from a global Phase 3 trial in renal cancer therapy.
Rationale	Demonstrates Telix's underlying performance before non-operating expenditure, finance costs, depreciation and amortiaztion, taxation expense and research and development activities.	Supports Telix's growth strategy with the advancement of therapeutic products. Both milestones will accelerate Telix's pathway to a commercial therapeutics company.	
Complexity and strategic significance	Reflects Telix's commercial earnings.	Requires successful completion of a pivotal clinical trial and manufacturing validation. The completion of these major developmental milestones will signal near-term transition to a commercial stage therapeutic in a large indication, strengthening our urology franchise.	Requires positive data from prior studies, execution of a multi-site Phase 3 study, requisite regulatory clearances and manufacturing scale-up. An interim readout will provide valuable insights and opportunities to profile the candidate at major medical congresses and engage with key opinion leaders in the field.
Calculation	Refer to the Alternative performance measures section in the Annual report.	Either achieved (25%) or not achieved (0) milestone measure (hit/miss).	
Measure type	Financial	Strategic delivery	Strategic delivery

Measures	Adjusted EBITDAR	Product Milestone 1	Product Milestone 2
Setting of targets	The Board sets the targets at the outset of each performance period. Targets are set to be sufficiently challenging for Executives and deliver appropriate returns for shareholders. These measures reflect Telix's transition to a commercial, revenue-generating, financially sustainable company and balance with advancement of therapeutic programs as part of Telix's growth strategy.		

5.4. Other equity grants

5.4.1. 2024 Performance Share Rights (PSRs)

The key terms of the second and final tranche of the Mr. Valeix's sign on PSRs ('2024 PSRS') were granted in April 2024 and are restated here for completeness, noting they are subject to stringent and disclosed performance measures that mirror the 2024 PSARs in section 5.3.1 and 5.3.2:

Feature	Key terms of the 2024 PSRs
Offer	PSRs are the right to acquire shares in Telix subject to the satisfaction of performance conditions set by the Board, plus terms and conditions over the Performance Period. The performance requirements and timings (excluding the notional exercise price) are aligned to the 2024 PSARs. The PSRs have a zero exercise price.
Opportunity	The Board determined the CCO would receive a grant of 35,000 PSRs in December 2022, at the time Mr. Valeix was promoted to the role of CCO.
Grant	PSRs were granted on 26 April 2024.
Performance Period	All these elements are the same for the 2024 PSRs as detailed in section 5.3.1 and 5.3.2 (with substitution of 'PSAR' for 'PSR').
Performance conditions,targets, weightings and outcomes	
Performance assessment / expiry period	
Other details	
Treatment on cessation of employment	

5.4.2. Performance Share Incentive Rights (PSIRs)

As previously disclosed in the 2023 Remuneration report, PSIRs were granted to Mr. Smith (CFO) and Mr. Valeix (in the role of CCO) in March 2024. The metrics for the PSIRs are commercially sensitive and will be disclosed at testing after the end of the performance periods (the February following 31 December 2026 and 2027). The key terms are restated for completeness:

Feature	Key terms of the Performance Share Incentive Rights (PSIRs)
Offer	PSIRs are the right to acquire shares in Telix subject to the satisfaction of specific performance conditions and terms and conditions over the Performance Period. The PSIRs have a zero exercise price. There is no stretch opportunity attached to PSIRs, the maximum outcome is 100%.
Performance Period	Tranches 1: 1 January 2024 to 31 December 2026 Tranche 2: 1 January 2024 to 31 December 2027
Opportunity	Two Executive KMP (CFO and CCO) received grants of 70,000 PSIRs each in March 2024.
Grant	PSIRs were granted on 8 March 2024.
Performance conditions, weighting and outcomes	For the PSIRs to vest, the Board approved performance conditions must be met within the relevant Performance Period, and the employee must remain employed and in good standing, at the testing date for each tranche. If the performance conditions are not achieved, the tranche will lapse. The performance conditions are aligned to Telix's strategic objectives as follows:

Performance condition	% of PSIRs that vest at target

Feature	Key terms of the Performance Share Incentive Rights (PSIRs)	
	Tranche 1: *Financial measures (cumulative 3 year period: 1 January 2024 to 31 December 2026)*	
	Adjusted EBITDAR (Earnings Before Interest, Taxes, Depreciation and Amortization and Research & Development expense) • target achieved • target not achieved	25% 0%
	Revenue • target achieved • target not achieved	25% 0%
	Tranche 2: Product Milestone (by 31 December 2027)	
	• target achieved • target not achieved	50% 0%
	Maximum	**100%**
Performance assessment / expiry period	At the end of each performance period after the audited results are finalised (testing date), performance will be assessed and subject to achieving the performance conditions as set out above, PSIRs will vest. If the performance condition(s) are not met at the time of performance testing, PSIRs are forfeited and not retested. In certain circumstances, the Board may determine that participants may receive a cash equivalent value of the vested element after testing. PSIRs have an exercise period of two years from each testing date and PSIRs that are not exercised before the end of their term will lapse. The PSIRs targets and outcomes will be fully disclosed in the 2026 and 2027 Remuneration reports, as applicable. Vesting will be processed in approximately March 2027 and March 2028, after the release of the audited results and in line with Securities Dealing Policy, the resultant equity movements will be advised to the market via ASX disclosure, and reported in the 2028 and 2029 Remuneration reports.	
Other details	The same terms apply as for the 2024 PSARs detailed in section 5.3.1.	
Treatment on cessation of employment	Executive participants who depart Telix prior to vesting, are generally treated as follows, although the Board retains the discretion to determine a different treatment: • Termination for cause or resignation: all unvested PSIRs are forfeited, and • Other reasons (death, disability and redundancy): a pro-rata portion of the unvested PSIRs based on the Performance Period served will remain on-foot.	

5.5. Executive KMP employment arrangements

All Executive KMP are employed on ongoing, permanent contracts and have notice period and cascading non-compete and non-solicit clauses in their employment agreements as summarised below:

Role	Notice period	Non-compete and non-solicit
Dr. Behrenbruch (MD & CEO)	6 months	Non-compete and non-solicit: 6, 3 months Restricted area: Australia/United Kingdom/European Union or U.S.; Victoria; Melbourne
Mr. Smith (CFO)	4 months	Non-compete and non-solicit: 6, 3, 1 months Restricted area: Australia; Victoria; Melbourne
Dr. Cade (CMO)	4 months	Non-compete and non-solicit: 6 months Restricted area: Australia; Melbourne/Victoria/Australia
Dr. Patti (COO)	4 months	Non-compete and non-solicit: 6 months Restricted area: U.S.; Australia, United Kingdom and European Union; states, provinces or territories within U.S.
Mr. Valeix (CCO)[1]	3 months	Non-compete and non-solicit: 12 months Restricted area: Switzerland/European Union/United Kingdom/Australia/ U.S./ Canada/Japan and China

1. Mr. Valeix is included for completeness, he ceased as Executive KMP on 18 August 2024.

Employment may be terminated by either the Executive KMP or Telix on the provision of notice in the minimum period stated above. In the event of termination for cause, Telix may terminate an Executive KMP's employment immediately without notice.

6. Telix performance and shareholder wealth

In line with Telix's remuneration principles and philosophy, performance measures are chosen to align Executive KMP and shareholder interests and to ensure variable remuneration is contingent on outcomes that grow and protect long-term shareholder value.

The following table outlines Telix's financial performance for 2020 to 2024, noting there are some changes to historical figures as noted in Comparatives and rounding in the Basis of preparation section of the Financial Report.

Type	Measure	2024	2023	2022	2021	2020
Short-term measures	Revenue from contracts with customers ($'000)	783,207	502,547	160,096	7,596	5,213
	Net cash from/(used in) operating activities ($'000)	43,029	23,884	(63,970)	(59,328)	1,960
Long-term measures (non-IFRS measures)	Adjusted EBITRD ($'000)[1]	276,547	174,840	3,782	(35,622)	(14,804)
	Adjusted EBITDAR ($'000)[2]	284,565	181,583	9,162	(30,448)	(9,922)
Other measures	Profit/(loss) before income tax ($'000)	56,056	3,087	(98,622)	(80,465)	(47,935)
	Basic earnings/(loss) per share (cents)	15.1	1.6	(33.5)	(28.5)	(17.5)
	Net tangible assets per share ($)	0.3181	0.0359	0.0330	(0.2000)	6.4400
	Dividend per share ($)	-	-	-	-	-
	Closing share price ($)	24.61	10.08	7.27	7.75	3.78
	Increase/(decrease) in share price (%)	144	39	(6)	105	144
	Market capitalization ($'000)	8,237,570	3,263,165	2,299,812	2,209,315	1,059,932

1. Adjusted EBITRD (Earnings Before Interest, Taxes and R&D expense) on a 3-year cumulative basis is the 2022 LTVR financial metric
2. Adjusted EBITDAR (Earnings Before Interest, Taxes, Depreciation and Amortization and R&D expenses is the 2023 LTVR financial metric

7. 2024 Executive KMP remuneration outcomes

The outcomes of variable remuneration for 2024 and 2023 year are summarised below:

		MD & CEO		Other Executive KMP[1]	
		2024	2023[2]	2024	2023
STVR	% of Target	85%	79%[2]	79.7%	79%[2]
	% of Maximum	85%	79%[2]	79.7%	79%[2]
LTVR	% of opportunity vested	100%	n/a	100%	n/a

1. The average % for eligible Other Executive KMP relates to eligible KMP for each year. In 2023, Dr. Hayward was excluded as he was not eligible to receive an STVR due to his departure. In 2024, the results for Dr. Patti and Mr. Valeix represent the period they were KMP.
2. The maximum STVR opportunity in 2023 was 100% of target (there was no over-earn potential).

7.1. Short Term Variable Remuneration (STVR)

At the commencement of the financial year, the Board reviews and approves the objectives, weightings and targets for the STVR scorecard, aligned to Telix's strategic objectives. For 2024 the scorecard aligned to three key themes:

- Financial measures
  - Revenue (40%),
  - Earnings (10%) and Cost control (10%), and
- Clinical objectives (40%)

This approach was adopted to recognize Telix's move into a third year as a commercial business, the importance of financial results in order to deliver shareholder value, as well as cost control and continued investment in research and development, with 60% linked to financial measures.

Clinical objectives accounted for the remaining 40% and are included to recognize the importance of both financial and clinical objectives for the Company's success. It is important for clinical objectives to be met to allow progression to the Company's long term goals and objectives and future shareholder growth.

7.1.1. Performance against STVR Corporate Objectives scorecard

The 2024 outcomes achieved against the Corporate Objectives are as follows:

Objective (Target %)	Details	Outcome	% STVR achieved
Financial - Revenue (40%)	Telix achieved revenue of US$516.5 million in 2024, exceeding both the target and the 2023 result. This was achieved through strong U.S. Sales performance and reflected delivery against market expectations, maintaining commercial team focus and sales team motivation.	Exceeded target	40%
Financial - 1) Earnings (10%); and 2) Cost control (10%)	1) EBITDAR: Telix achieved an Earnings Before Interest, Tax, Depreciation, Amortization and Research and Development (EBITDAR) of US$179.6 million in 2024, exceeding the target. 2) Cost control: Telix invested US$128 million in Product Development, in line with planned investment. Collectively, these measures were achieved through strong revenue growth, inherent risk management, budgeting fidelity, a culture of cost control and expenditure management and recognition of the differentiation between commercial performance and product development delivery to plan.	Exceeded target	20%
Clinical performance (40%)	Partial achievement was made towards clinical performance targets in 2024, detailed as follows: • ProstACT GLOBAL, Telix's first Phase 3 therapeutic global study progressed, with ◦ Q1 patient recruitment target achieved ◦ Part 1 patient recruitment partially achieved ◦ Part 1 site enrollment achieved ◦ Part 2 patient recruitment not achieved ◦ Part 2 site enrollment partially achieved ◦ Australian based production of TLX291 doses suitable for ProstACT GLOBAL achieved • pre-IND (investigational new drug) meeting request submissions achieved to the FDA for ◦ TLX101, and ◦ TLX250	Below target	25%
Total			**85%**

7.1.2. 2024 Executive KMP STVR outcomes

In 2024 the Board assessed the STVR Corporate Objectives scorecard and also considered a set of modifiers as detailed in section 5.2. These include discretion to increase or decrease STVR outcomes based on non-corporate objective obligations of Executive KMP including:

- contribution to good corporate governance
- upholding company values in self and others
- engagement with relevant external stakeholders, and
- driving a performance culture throughout the organization.

As a result of application of this discretion, the 85% STVR Corporate Objectives scorecard, was adjusted with Board approved STVR outcomes between 76.5% and 85% of target for Executive KMP, as follows:

Name	Currency	Target STVR	Actual STVR awarded	Paid in cash	Paid as deferred share rights	STI actual as % of maximum STVR	% of maximum STVR forfeited
Dr. Behrenbruch (MD & CEO)	AUD	371,007	315,356	236,517	78,839	85%	15%
Mr. Smith (CFO)	AUD	176,400	134,946	101,210	33,736	76.5%	23.5%
Dr. Cade (CMO)	AUD	171,500	131,198	98,399	32,799	76.5%	23.5%
Dr. Patti (COO)[1]	USD	102,181	86,854	65,140	21,713	85%	15%
Mr. Valeix (CCO)[2]	CHF	76,453	61,736	46,302	15,434	80.8%	19.2%

1. Dr. Patti's STVR is reported based on his period as KMP only (11 March to 31 December 2024).
2. Mr. Valeix's STVR is reported based on his period as KMP only (1 January to 18 August 2024).

7.2. 2024 Executive KMP LTVR vesting outcomes

All 2024 Executive KMP were participants in the 2022 PSARs, either as sign on, Long Term Incentive (LTI) equity (for employees below Executive KMP level) or LTVR (Executive KMP level). The outcomes achieved over the three year period (1 January 2022 to 31 December 2024) are as follows:

Measure	Target	Result	Weight at target	% vesting
Adjusted EBITRD (Earnings before interest, tax, research and development)	Threshold: $80 million **Target: $100 million** Stretch: $120 million	Over the three year cumulative period, Telix achieved an adjusted EBITRD of $455 million, based on: 2022: $ 3.7 million 2023: $174.8 million 2024: $276.5 million This reflects an outcome in excess of the stretch target.	50%	100%
Marketing approval granted by the FDA or EMA for TLX101-CDx (glioblastoma diagnostic)	Achieve milestone	While progress has been made, the milestone has not been met. The FDA accepted the NDA and granted priority review for Pixclara™[1] on 24 October 2024. With priority review status and PDUFA goal date of 26 April 2025, a commercial launch is anticipated in 2025.	25%	0%
Marketing approval granted by FDA or EMA for TLX250-CDX (renal cancer diagnostic)	Achieve milestone	Similar to milestone 2, progress has been made, but the milestone was not met. Submission of the initial Biologics License Application (BLA) to the FDA was completed in June 2024, however the BLA was not accepted for filing and remedial action was taken. On 30 December 2024, the BLA was resubmitted to the FDA, retaining breakthrough designation and Telix continues to anticipate a full U.S. commercial launch in 2025.	25%	0%
Overall vesting				**100%**

1. Brand name subject to final regulatory approval.

No discretion was applied by the Board to either alter the product milestones or adjust the vesting outcomes, the results were endorsed as realized at the testing date (31 December 2024).

These grants will vest in March 2025, following the audited results release and aligned with the Securities Dealing Policy. Following vesting, Executives will have an exercise period for their vested PSARs, as detailed in section 11.2.2.

The outcomes and subsequent equity movements for each individual Executive will be reported in the 2025 Remuneration report, and beyond as required.

7.3. Other equity held by Executive KMP during 2024

Other equity awards for individual Executive KMP that vested during 2024 would usually be disclosed in section 2.3, however none vested in 2024.

The following plans remain in the performance period as at 31 December 2024 for current Executive KMP:

Equity type	Grant	Restricted period	Vesting date	Performance conditions	Exercise price	Status
Performance rights[1]	19-Jul-21	19-Jul-21 to 18-Jul-26	18-July-26	Achievement of cumulative APAC revenue target within the restricted period	$0.00	In Restricted Period
Talent equity[2]	5-Apr-22	1-Apr-22 to 31-Apr-25	5-Apr-25	Continued employment and high performance to Telix's success	$0.00	In Restricted Period
PSARs (2022 LTVR)[3]	5-Apr-22	1-Jan-22 to 31-Dec-24 (3 years)	31-Dec-24	50% EBITRD $100m; Marketing approval by the FDA or EMA for TLX101-CDx (25%) and TLX250-CDx (25%)	$4.95	Awaiting vesting post-results announce-ment
Sign-on PSARs	24-Oct-22	1-Jan-22 to 31-Dec-24 (3 years)	31-Dec-24	As above	$6.15	Awaiting vesting post-results announce-ment
PSARs (2023 LTVR)[4]	2-May-23 and 24- May-23	1-Jan-23 to 31-Dec-25 (3 years)	31-Dec-25	50% EBITDAR $332m; 25% ProstACT GLOBAL Phase 3 interim readout; 25% Pre-pivotal trial meeting completed with a major regulator for one of Telix's rare disease therapy programs	$6.90	In Restricted Period
PSRs[5]	6-Jul-23	1-Jan-23 to 31-Dec-25 (3 years)	31-Dec-25	As above	$0.00	In Restricted Period
Talent equity[2]	15-Jun-23	1-Apr-2023 to 5-Apr 2025	5-Apr-25	Continued employment and high performance to Telix's success	$0.00	In Restricted Period
Talent equity[2]	31-Oct-23	1-Nov-23 to 31-Dec-26	31-Dec-26	Continued employment and high performance to Telix's success	$0.00	In Restricted Period
		1-Nov-23 to 31-Dec-27	31-Dec-27		$0.00	In Restricted Period
PSIRs[6]	8-Mar-24	1-Jan-24 to 31-Dec-26	31-Dec-26	50% adjusted EBITDA; 50% Revenue (disclosed in 2026 Remuneration report)	$0.00	In Restricted Period
		1-Jan-24 to 31-Dec-27	31-Dec-27	Product milestone (disclosed in 2027 Remuneration report)	$0.00	In Restricted Period
PSARs (2024 LTVR & LTI)[7]	21-Mar-24 and 22- May-24	1-Jan-24 to 31-Dec-26 (3 years)	31-Dec-26	50% EBITDAR US$450m; Marketing authorization application submitted in a commercially relevant jurisdiction of prostate cancer therapy; Interim data readout from a global Phase 3 trial in renal cancer therapy	$11.94	In Restricted Period
PSRs[8]	26-Apr-24	1-Jan-24 to 31-Dec-26 (3 years)	31-Dec-26	As above	$0.00	In Restricted Period
Talent equity	26-Aug-24	1-Jan-24 to 5-Apr-25	5-Apr-25	Continued employment and high performance to Telix's success	$0.00	In Restricted Period

1. Granted to Dr. Cade in his pre-KMP role as CEO, APAC.
2. Granted to Dr. Patti in his pre-KMP role as COO, Americas.
3. Refer to 2022 Remuneration report for full details.
4. Refer to sections 5.3.1 and 5.3.2 of 2023 Remuneration report for full details.
5. Refer to section 5.4 of the 2023 Remuneration report for full details.
6. Refer to section 5.4.2 for full details.
7. Refer to section 5.3.1 for full details.
8. Refer to section 5.4.1 for full details.

8. Key events impacting remuneration

8.1. Executive KMP and NED movements

Dr. Patti was appointed Group Chief Operating Officer (and Executive KMP) effective 11 March 2024. Section 10 and relevant footnotes provide further detail regarding the remuneration he received during the year ended 31 December 2024 while he was KMP.

Mr. Valeix moved to the role of CEO - Therapeutics and ceased to be a member of the KMP on 18 August 2024. His remuneration in Section 10 is only reported in the 2024 Remuneration report for his period while KMP.

Dr. Andreas Kluge retired as Non-Executive Director on 17 October 2024.

8.2. 2025 Remuneration framework for Executive KMP

During 2024, Telix has experienced significant growth of market capitalization, revenue and headcount. This has furthered the need to continuously review remuneration principles and actuals for all employees, including Executive KMP to ensure remuneration is competitive and appropriate. The Board continues to be guided by the remuneration recommendations made by Mercer in 2023, and has accelerated the intention to bring Executive KMP within the 80-120% of the market median for TFR. This has resulted in the increases discussed in this section, but the Board notes that this aligns remuneration to the 2023 position, and further benchmarking will be reviewed during 2025 to address the new market position going forward.

In line with our disclosure made on 30 December 2024 regarding the changes to the MD & CEO's remuneration effective 1 January 2025, this section includes details for the changes applicable to all Executive KMP. Similar disclosures related to NEDs are included in section 9.4.

8.2.1. 2025 Remuneration at target

The Board endorsed remuneration to apply from 1 January 2025 for Executive KMP is as follows:

Executive KMP	Currency	Base Salary	TFR	TFR compa ratio	Increase from 2024	Short Term Variable Remuneration (STVR)[1]		Long Term Variable Remuneration (LTVR)[1]		Total Target Remuneration (TTR)[2]	TTR compa ratio
						% of base salary	Annual target	% of base salary	Annual target[3]		
Dr. Behrenbruch (MD & CEO)	AUD	799,092	892,985	0.85	40%	110%	879,001	150%	1,198,634	2,970,624	0.38
Mr. Smith (CFO)	AUD	705,600	788,508	0.99	40%	65%	458,640	100%	705,600	1,952,748	0.52
Dr. Cade (CMO)	AUD	539,000	602,333	0.76	10%	65%	350,350	100%	539,000	1,491,683	0.40
Dr. Patti (COO)	USD	414,000	434,700	0.82	15%	65%	269,100	100%	414,000	1,117,800	0.45

1. As disclosed in 2023, variable remuneration continues to increase in line with Mercer's remuneration recommendations.
2. TTR includes Total Fixed Remuneration (base salary plus statutory pension elements (see section 3.2).
3. LTVR maximum opportunity is 150% of target (subject to achievement of a stretch financial performance condition).

The compa ratios provided in the above table display the progress made to bring Executive KMP TFR towards the target 80 - 120% of the market midpoint, however, it demonstrates there is still a significant gap, particularly at the MD & CEO level on the TTR component.

8.2.2. Remuneration delivery in 2025


2025
2026
2027
2028
2029
2030
TFR
Equal monthly or 2 weekly instalments
STVR
Performance period
Deferral period
Cash (50%)
Equity (50%)
LTVR
Performance period
Exercise period
Performance testing
Payment / vesting

The STVR performance period is the calendar year of 2025, with the outcome determined in approximately February 2026, and the cash component paid. The equity component is granted in April/May 2026 and deferred until

approximately one year from the cash payment date, with vesting to occur in line with the Securities Dealing Policy after the results announcement in late February/early March 2027.

8.2.3. 2025 Remuneration mix

Similar to section 3.4, the below demonstrates the remuneration mix for Executive KMP in 2025 (at target):

Executive KMP	% of base salary (at target)			% of total target remuneration mix		
	Base salary	STVR	LTVR	TFR	STVR	LTVR
Dr. Behrenbruch (MD & CEO)	100%	110%	150%	30%	30%	40%
Mr. Smith (CFO)	100%	65%	100%	40%	24%	36%
Dr. Cade (CMO)	100%	65%	100%	40%	24%	36%
Dr. Patti (COO)[1]	100%	65%	100%	39%	24%	37%

1. Due to Dr. Patti's location in the U.S., his TFR varies compared to his Australian peers, which results in pay mix variation between TFR and LTVR between the two locations.


MD & CEO
TFR: 30%
STVR: 30%
LTVR: 40%
CFO
TFR: 40%
STVR: 24%
LTVR: 36%
CMO
TFR: 40%
STVR: 24%
LTVR: 36%
COO
TFR: 39%
STVR: 24%
LTVR: 37%

8.2.4. 2025 STVR changes to methodology and equity deferral proportion increase

As Telix continues to grow and evolve, the following changes will apply to the 2025 STVR:

- the STVR outcome will be delivered as:
  - 50% in cash following completion of the performance period and assessment of performance (approximately February 2026), and
  - 50% in equity (deferred share rights) granted in an open period shortly after the cash component, and restricted for 12 months from the cash component payment, until approximately February 2027
  - any equity grant to the MD & CEO will be subject to shareholder approval at the 2026 AGM
- the performance measurement for Other Executive KMP will be split from 100% corporate objectives to:
  - 50% based on corporate objectives (Financial measures related to revenue and earnings and non-financial measures), and
  - 50% based on the Business Unit corporate objectives relevant to the Executive's position
- the performance measurement for the MD & CEO will remain based on 100% corporate objectives outcome, and
- Telix will continue to consider modifiers based on non-corporate objective obligations of Executive KMP: contribution to good corporate governance, company values and market engagement, and driving a performance culture throughout the organization.

All other elements of the STVR for Executive KMP will remain as per the 2024 approach, with the performance period and payment dates being updated to reflect the new year.

8.2.5. 2025 LTVR key terms and performance conditions

The performance conditions for the 2025 LTVR have been updated to reflect Telix's new organizational structure as disclosed to the market in August 2024. While 50% of LTVR outcome will remain linked to the financial measure of Adjusted EBITDAR, the remaining 50% will change.

The non-financial target (50%) will be split across the three business unit portfolios, being Precision Medicine (Px), Therapeutics (Tx) and Telix Manufacturing Solutions (TMS) as the new structure optimizes the development and commercialization of Telix's theranostic radiopharmaceutical model.

Executive KMP will be eligible to participate in the 2025 LTVR under the following terms:

Feature	Key terms of the 2025 LTVR
Performance Period	1 January 2025 to 31 December 2027
Offer and notional 'exercise' price	Similar to the key terms of the 2024 LTVR in section 5.3.1, the 2025 LTVR grant will be awarded in the form of Performance Share Appreciation Rights (PSARs). PSARs are the right to acquire shares in Telix equal in value to the gain above the notional 'exercise' price, subject to the satisfaction of specific performance conditions set by the Board, plus terms and conditions over the Performance Period. The notional 'exercise' price will be calculated based on the VWAP of Telix shares over the 20 trading days following the announcement of the 2024 full year results.
Grant	For the MD & CEO, shareholder approval will be sought at the 2025 AGM and where approved, the 2025 LTVR will be granted at stretch target on the grant date soon thereafter. The number of PSARs granted will be determined on the concluded value, being the independently determined Black Scholes valuation adjusted for the probability of achievement of the non-market vesting conditions. From 2025 LTVR will granted to all Other Executive KMP at the stretch target (150%) also and will occur in April/May 2025. In line with the key terms, any PSARs that do not pass testing will be lapsed at the time of vesting.
Performance conditions, targets, weightings and outcomes	The performance conditions will be tested over the Performance Period, following the release of the audited 2027 full year results in approximately February 2028 when the PSARs that vest will be calculated as follows:

Performance condition	% of PSARs that vest at target
Financial measure (cumulative 3 year period):	
Adjusted EBITDAR (Earnings Before Interest, Taxes, Depreciation and Amortization and Research & Development expense): • threshold (US$1,058 million) • **target (US$1,284 million)** • stretch (US$1,450 million) Where the outcome is between threshold and target, or between target and stretch the % of PSARs that vest is based on a straight-line pro rata between the two values.	25% **50%** 100%
Product milestones (by 31 December 2027):	
Marketing authorization of an additional urology imaging asset in the United States (Px product milestone) • Milestone met • Milestone not met	17% 0%
Interim results form three pivotal trails across three therapeutic compounds (Tx execution milestone) • Milestone met • Milestone not met	17% 0%
Inclusion of a TMS site in a submission of a new commercial product (TMS executive milestone) • Milestone met • Milestone not met	8% 0%
TMS achieves a break-even profit and loss in any financial year within the period (TMS financial target) • Milestone met • Milestone not met	8% 0%
Maximum	**150%**

Further details regarding the performance metrics are provided in section 8.2.6

Feature	Key terms of the 2025 LTVR
Performance assessment, expiry period	The same terms apply as detailed in section 5.3.1, however the 2025 PSARs will have an exercise period of two years from vesting, which will occur after the audited results are finalised in approximately February 2028. The 2025 PSARs testing outcomes will be reported in the 2027 Remuneration report.
Other details and treatment of cessation of employment	Refer to section 5.3.1

8.2.6. 2024 LTVR performance conditions

Further details on the performance conditions are provided below:

Measures	Adjusted EBITDAR	Business Unit			
		Px product target	Tx execution target	TMS execution target	TMS financial target
Description	Adjusted EBITDAR on a 3-year cumulative basis.	Marketing authorization of an additional urology imaging asset in the U.S.	Interim results from three pivotal trials across three therapeutic programs	Inclusion of a TMS site in a commercial product regulatory filing	TMS achieves a break-even profit and loss in any financial year within the period
Rationale and strategic significance	Demonstrates Telix's underlying performance before non-operating expenditure, finance costs, depreciation and amortization, taxation expense and research and development activities.	Urology represents an ongoing growth opportunity where Telix has an established market presence. This target continues Telix's innovation and revenue trajectory.	Therapeutic products have the highest potential impact for patients and create significant long term value for Telix and shareholders.	Including TMS sites in future filings will ensure supply chain sustainability and resilience for Telix products.	As commercial production increases across a range of Telix products, TMS profitability will demonstrate value in merger and acquisiton strategy.
Calculation	Refer to Alternative performance measures	Either achieved or not achieved milestone measure (hit/miss).			
Measure type	Financial	Strategic delivery			
Setting of targets	The Board sets the targets at the outset of each performance period. Targets are set to be sufficiently challenging for Executive KMP and deliver appropriate returns for shareholders. These measures reflect Telix's 2024 business transition and focus on the Px, Tx and TMS business units. Including these measures for Executive KMP ensures a cohesive approach across the Executive team, towards sustainable company and shareholder long term growth creation and the achievement of Telix's growth strategy.				

9. Non-Executive Director (NED) remuneration

9.1. NED remuneration framework

To ensure Telix attracts and retains suitably qualified individuals, NED fees are set to reflect the obligations, responsibilities and demands of Directors. They are reviewed periodically by the Board, considering market benchmark data and the financial position of the Group. As detailed in the 2023 Remuneration report, Mercer provided market benchmark data (not a recommendation) in 2023 that revealed that the 2023 NED remuneration was below or at the 25th percentile, and significantly below the market median.

NEDs receive fees as Directors of Telix, and for their membership and chairing of Board Committees. NEDs do not receive any performance-based remuneration. No equity grants were made or vested to NEDs in 2024. The Chairman is not compensated for Committee membership (ARC) but is compensated for his role as Chair of the PCNRC.

Historically there has been no minimum shareholding requirement for NEDs or retirement benefit scheme (other than statutory superannuation contributions for Australian-based NEDs).

9.2. NED remuneration approach - 2024

The NED aggregate fee limit of $1,350,000 was approved by shareholders at the 2024 Annual General Meeting. Total NED remuneration paid during 2024 was $848,489, within the fee limit (63% of the total). Following shareholder approval, as indicated by the Board, NED fees increased effective 1 January 2024, to commence alignment with the 2023 market benchmarking data, and to reach the market median over time.

The comparator group used by Mercer in 2023 considered 19 ASX listed companies, with Telix positioned towards the median based on the 6-month market capitalization at 31 August 2023. At that time Telix's market capitalisation was $3.2 billion, since that time it has grown to reach in excess of $8.2 billion as at 31 December 2024, and over $9 billion in February 2025.

As disclosed in the 2023 Remuneration report, the Board stated its intention to move towards the market median of the benchmark data, and the changes made effective 1 January 2024 took the first step, moving Board and Committee fees to between 55% and 74% of the market median.

From 1 January 2024:

- the travel allowance for overseas-based NEDs was discontinued
- non-Australian based NEDs were paid in line with the exchange rate at the time of their appointment
- NED remuneration (inclusive of superannuation or other relevant statutory requirements, as applicable) were:

Board and Committee Fees	Chair	Member
Board	$230,000	$115,000
Audit and Risk Committee (ARC)	$30,000	$10,000
People, Culture, Nomination and Remuneration Committee (PCNRC)	$20,000	$10,000

9.3. 2024 Statutory remuneration - NEDs

The table below sets out NED remuneration for 2024 and 2023, prepared in accordance with relevant IFRS and Australian Accounting Standards.

		Directors' Fees	Superannuation[1]	Share-based payment[2]	Total	Options	
Name	Year	$	$	$	$	$	%
NEDs							
H K McCann[3]	**2024**	**224,721**	**25,280**	**-**	**250,001**	**-**	**-**
	2023	170,000	18,275	-	188,275	-	-
A Kluge[4]	**2024**	**104,920**	**-**	**-**	**104,920**	**-**	**-**
	2023	43,000	-	-	43,000	-	-
M Nelson	**2024**	**121,349**	**13,651**	**-**	**135,000**	**-**	**-**
	2023	93,273	10,027	-	103,300	-	-
T Olson[5]	**2024**	**146,508**	**-**	**57,060**	**203,568**	**57,060**	**28.03**
	2023	104,300	-	34,111	138,411	34,111	24.64
J Skinner	**2024**	**139,327**	**15,673**	**-**	**155,000**	**-**	**-**
	2023	100,727	10,828	-	111,555	-	-
Total	**2024**	**736,825**	**54,604**	**57,060**	**848,489**	**57,060**	**n/a**
	2023	511,300	39,130	34,111	584,541	34,111	n/a

1. No superannuation is applicable for Dr. Kluge as he did not provide services in Australia. Ms. Olson has a certificate of coverage, which exempts the Group from paying superannuation.
2. Following Shareholder approval, premium-priced unlisted share options were issued to Ms. Olson in 2022. The amounts recorded for share-based payments (options) for NEDs reflect the fair value of these options expensed each year over the life of the option.
3. During 2023 Mr. McCann waived his entitlement to fees as Chair of the PCNRC.
4. Dr. Kluge retired from the Board on 17 October 2024. Dr. Kluge was paid in Euro (€) with an exchange rate as at the date he joined the Board of 0.69326.
5. Ms. Olson was paid in USD (US$) with an exchange rate as at the date she joined the Board of 0.7527.

9.4. 2025 Remuneration framework for NEDs

The Board will be introducing two new policies governing NED remuneration in 2025, designed to assist in building NED equity in Telix. These are a Minimum Shareholding Policy (MSH), and a NED rights plan, under which NEDs can choose to salary sacrifice a portion of their Board base fee to obtain Telix share rights. Further details will be provided in due course.

In light of Telix's recent growth including market capitalization, dual listing on Nasdaq and current NED remuneration being below market peers, the Board considers it appropriate to increase NED fees taking the approach consistent with Executive KMP (paying 80 - 120% of the market median) as discussed in section 8.2. This increase, and introduction of the NED rights plan is designed to recruit and retain NED talent in a competitive global market, including in the U.S.

Director and Committee fees to apply effective 1 January 2025, and the resultant position of each Board and Committee fee against the median market benchmark, using the August 2023 independent benchmarking data is detailed as follows:

	Telix fees		Position against market midpoint	
Board and Committees	Chair	Member	Chair	Member
Board	$360,000	$180,000	1.00	1.09
ARC	$36,000	$18,000	1.00	0.95
PCNRC	$36,000	$18,000	1.09	1.06

10. 2024 Statutory remuneration – Executive KMP

The below table shows details of the remuneration expenses recognized for Executive KMP for 2024 and 2023 prepared in accordance with IFRS and Australian Accounting Standards.

		Fixed remuneration			Variable remuneration		Termination benefit	Total	Variable remuneration	
		Salary	Superannuation/ pension	Leave accruals[1]	STVR	Share-based payment				
Name	Year	$	$	$	$	$	$	$	$	%
Executive KMP										
C Behrenbruch	**2024**	**606,767**	**28,750**	**5,041**	**236,517**	**528,443**	**-**	**1,405,518**	**764,960**	**54.43**
	2023	499,282	36,632	13,081	120,244	349,222	-	1,018,461	469,466	46.10
D Smith	**2024**	**531,984**	**28,650**	**39,948**	**101,210**	**517,594**	**-**	**1,219,386**	**618,804**	**50.75**
	2023	437,650	33,745	10,194	89,586	142,727	-	713,902	232,313	32.54
D Patti[2]	**2024**	**437,246**	**30,775**	**-**	**104,811**	**357,903**	**-**	**930,735**	**462,714**	**49.71**
	2023	-	-	-	-	-	-	-	-	-
D Cade[3]	**2024**	**516,409**	**28,750**	**32,817**	**98,398**	**392,829**	**-**	**1,069,203**	**491,227**	**45.94**
	2023	-	-	-	-	-	-	-	-	-
R Valeix[4]	**2024**	**369,659**	**40,383**	**239**	**82,505**	**519,432**	**-**	**1,012,218**	**601,937**	59.47
	2023	496,571	37,793	(1,694)	105,821	264,413	-	902,904	370,234	41.00
Former Executive KMP										
C Hayward[5]	**2024**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	2023	680,739	11,717	(25,145)	-	377,177	155,252	1,199,740	377,177	31.44
Total	**2024**	**2,462,065**	**157,308**	**78,045**	**623,441**	**2,316,201**	**-**	**5,637,060**	**2,939,642**	**52.15**
	2023	**2,114,242**	**119,887**	**(3,564)**	**315,651**	**1,133,539**	**155,252**	**3,835,007**	**1,449,190**	**37.79**

1. Remuneration includes movement in annual leave and long service leave provisions during the year.
2. Dr. Patti was appointed as Chief Operating Officer on 11 March 2024. His remuneration is reported to include all amounts associated with his role as KMP from 11 March 2024. Dr. Patti was paid in US$, reported in AU$ using the respective monthly exchange rates.
3. Dr. Cade was appointed as Chief Medical Officer effective 1 January 2024.
4. Mr. Valeix moved to the non-KMP role of CEO, Telix Therapeutics, and ceased as KMP on 18 August 2024. His remuneration is reported to include all amounts associated with his role as KMP up to 18 August 2024. Mr. Valeix was paid in CHF, reported in AU$ using the respective monthly exchange rates.
5. Dr. Hayward resigned as Chief Medical Officer and ceased as Executive KMP effective 31 December 2023.

11. Additional statutory disclosures

11.1. Ordinary shareholdings

The relevant interests of KMP in the shares issued by Telix, held directly, indirectly or beneficially either personally or by their related parties are included in this section.

11.1.1. NED ordinary shareholdings

Name	Balance 1 January 2024	Shares issued from Options exercised	Net acquired/(disposed)	Other changes[1]	Balance 31 December 2024
H K McCann	1,150,000	-	-	-	1,150,000
A Kluge	22,675,000	-	-	(22,675,000)	-
M Nelson	3,628,750	-	-	-	3,628,750
T Olson	95,235	-	-	-	95,235
J Skinner	595,000	-	-	-	595,000
	28,143,985	**-**	**-**	**(22,675,000)**	**5,468,985**

1. Amounts presented here represent the number of shares held immediately preceding commencement or prior to ceasing respective KMP roles.

Dr. Kluge's ordinary shareholdings are reflected as Nil at year end as he is no longer a KMP.

11.1.2. Executive KMP ordinary shareholdings

	Balance 1 January 2024	Shares issued from Options exercised	Net acquired/(disposed)	Other changes	Balance 31 December 2024	% of base salary held in shares[1]
C Behrenbruch	23,075,000	153,298	-	-	23,228,298	100152%
D Smith	6,500	-	-	-	6,500	32%
D Cade[2]	-	-	-	373,133	373,133	1874%
D Patti	-	-	-	-	-	0%
R Valeix[3]	125,000	-	-	(125,000)	-	n/a
	23,206,500	**153,298**	**-**	**248,133**	**23,607,931**	

1. As at 31 December 2024, the Executive KMP's shareholding as percentage of base salary is calculated using the closing share price of $24.61.
2. Dr. D Cade commenced as CMO effective 1 January 2024, promoted from CEO - APAC.
3. Mr. Valeix ceased as a KMP effective 18 August 2024.

11.2. KMP option holdings for the year ended 31 December 2024

11.2.1. NED option holdings

Name	Grant date of options	Number of options granted	Exercise price $	Expiry date	Fair value per option at grant date $	Vesting date	Vesting number	Vested during the year	Lapsed or forfeited during the year	Exercised in current or prior year	Eligible to exercise at 31 December 2024	Unvested at 31 December 2024	Maximum value yet to vest $
T Olson	18-May-22	52,070	4.95	18-May-26	2.1865	31-Dec-24	52,070	-	-	-	-	52,070	-
Total		**52,070**					**52,070**	**-**	**-**	**-**	**-**	**52,070**	**-**

11.2.2. Executive KMP option holdings

Name	Grant date of options	Number of options granted[1]	Exercise price $	Expiry date	Fair value per option at grant date $	Vesting date	Vesting number	Vested during the year	Lapsed or forfeited during the year	Exercised in current or prior year	Eligible to exercise at 31 December 2024	Unvested at 31 December 2024	Maximum value yet to vest $
C Behrenbruch	13-Jan-20	200,000	2.23	12-Jan-24	0.46	12-Jan-23	200,000	-	-	200,000	-	-	-
	26-Jan-21	100,708	4.38	26-Jan-26	2.12	28-Oct-22	100,708	-	-	-	100,708	-	-
	05-Apr-22	139,672	4.95	04-Apr-27	2.43	31-Dec-24	139,672	-	-	-	-	139,672	-
	24-May-23	120,268	6.90	31-Dec-27	7.65	31-Dec-25	120,268	-	-	-	-	120,268	599,736
	22-May-24	144,037	11.94	31-Mar-29	8.57	31-Mar-27	144,037	-	-	-	-	144,037	1,035,807
D Smith	24-Oct-22	45,449	6.15	24-Oct-27	3.08	24-Oct-25	45,449	-	-	-	-	45,449	-
	24-Oct-22	32,463	6.15	24-Oct-27	3.08	24-Oct-25	32,463	-	-	-	-	32,463	-
	02-May-23	106,197	6.90	31-Dec-27	3.79	31-Dec-25	106,197	-	-	-	-	106,197	262,126
	08-Mar-24	35,000	0.00	31-Mar-29	11.70	31-Mar-27	35,000	-	-	-	-	35,000	295,960
	08-Mar-24	35,000	0.00	31-Mar-30	11.70	31-Mar-28	35,000	-	-	-	-	35,000	322,746
	21-Mar-24	76,311	11.94	31-Mar-29	7.59	31-Mar-27	76,311	-	-	-	-	76,311	485,919
D Cade	19-Jul-21	100,000	0.00	18-Jul-26	5.35	18-Jul-26	100,000	-	-	-	-	100,000	165,923
	05-Apr-22	78,189	4.95	04-Apr-27	2.43	31-Dec-24	78,189	-	-	-	-	78,189	-
	02-May-23	101,152	6.90	31-Dec-27	3.79	31-Dec-25	101,152	-	-	-	-	101,152	249,673
	21-Mar-24	74,191	11.94	31-Mar-29	7.59	31-Mar-27	74,191	-	-	-	-	74,191	472,419
D Patti	21-Jul-21	100,000	5.37	20-Jul-26	2.62	28-Oct-22	100,000	-	-	-	100,000	-	-
	05-Apr-22	15,826	4.95	04-Apr-27	2.43	31-Dec-24	15,826	-	-	-	-	15,826	-
	05-Apr-22	15,000	0.00	30-Apr-25	4.53	05-Apr-25	15,000	-	-	-	-	15,000	3,715
	02-May-23	32,938	6.90	31-Dec-27	3.79	31-Dec-25	32,938	-	-	-	-	32,938	81,300
	15-Jun-23	15,000	0.00	15-Jun-25	10.79	05-Apr-25	15,000	-	-	-	-	15,000	18,064
	31-Oct-23	15,000	0.00	31-Oct-28	8.99	31-Dec-26	15,000	-	-	-	-	15,000	95,139

Name	Grant date of options	Number of options granted[1]	Exercise price $	Expiry date	Fair value per option at grant date $	Vesting date	Vesting number	Vested during the year	Lapsed or forfeited during the year	Exercised in current or prior year	Eligible to exercise at 31 December 2024	Unvested at 31 December 2024	Maximum value yet to vest $
	31-Oct-23	15,000	0.00	31-Oct-29	8.99	31-Dec-27	15,000	-	-	-	-	15,000	104,684
	21-Mar-24	17,175	11.94	31-Mar-29	7.59	31-Mar-27	17,175	-	-	-	-	17,175	109,364
	21-Mar-24	83,082	11.94	31-Mar-29	7.59	31-Mar-27	83,082	-	-	-	-	83,082	529,034
	26-Aug-24	15,000	0.00	01-Apr-25	19.86	01-Apr-25	15,000	-	-	-	-	15,000	24,648
R Valeix[2]	21-Jul-21	75,000	5.37	20-Jul-26	2.62	28-Oct-22	75,000	-	-	-	75,000	-	-
	21-Jul-21	125,000	0.00	20-Jul-26	5.35	20-Jul-26	125,000	-	-	125,000	-	-	-
	05-Apr-22	89,300	4.95	04-Apr-27	2.43	31-Dec-24	89,300	-	-	-	-	89,300	-
	02-May-23	121,821	6.90	31-Dec-27	3.79	31-Dec-25	121,821	-	-	-	-	121,821	300,691
	06-Jul-23	35,000	0.00	31-Dec-27	10.79	31-Dec-25	35,000	-	-	-	-	35,000	125,874
	08-Mar-24	35,000	0.00	31-Mar-29	11.70	31-Mar-27	35,000	-	-	-	-	35,000	295,960
	08-Mar-24	35,000	0.00	31-Mar-30	11.70	31-Mar-28	35,000	-	-	-	-	35,000	322,746
	21-Mar-24	90,537	11.94	31-Mar-29	7.59	31-Mar-27	90,537	-	-	-	-	90,537	576,505
	26-Apr-24	35,000	0.00	31-Mar-29	14.91	31-Mar-27	35,000	-	-	-	-	35,000	377,183
		2,354,316					**2,354,316**	**-**	**-**	**325,000**	**275,708**	**1,753,608**	**6,855,216**

1. In November 2024, an additional grant of options was made to all PSARs recipients from 2023 and 2024 to align to the approach adopted for stretch PSARs issued to the MD & CEO (granting at 150% of target) . All performance and vesting conditions remain the same as the original offer and continue to apply.
2. Mr. Valeix moved to the non-KMP role of CEO, Telix Therapeutics, and ceased as KMP on 18 August 2024.

11.3. Related party transactions with KMP

Remuneration: Remuneration to KMP is recorded in the tables above.

Loans: There were no loans between the Group and any KMP in the years ended 31 December 2024 and 2023.

Other transactions: Refer to note 35 of the Financial report for further details.

Other than those noted above, there were no related party transactions with any KMP in the year ended 31 December 2024.

This Directors' report is approved in accordance with a resolution of the Directors.



H Kevin McCann AO
Chairman
20 February 2025



Christian Behrenbruch
Managing Director and Group CEO
20 February 2025

Auditor's Independence Declaration

As lead auditor for the audit of Telix Pharmaceuticals Limited for the year ended 31 December 2024, I declare that to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Telix Pharmaceuticals Limited and the entities it controlled during the period.

Brad Peake
Partner
PricewaterhouseCoopers

Melbourne
20 February 2025

PricewaterhouseCoopers, ABN 52 780 433 757
2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001
T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Financial report

Contents

Consolidated statement of comprehensive income or loss

for the year ended 31 December 2024

	Note	2024 $'000	2023 $'000
Continuing operations			
Revenue from contracts with customers	4	783,207	502,547
Cost of sales		(273,529)	(188,157)
Gross profit		**509,678**	**314,390**
Research and development costs	5	(194,637)	(128,537)
Selling and marketing expenses		(85,473)	(50,109)
Manufacturing and distribution costs		(25,731)	(9,869)
General and administration costs	6	(129,830)	(74,181)
Other gains/(losses) (net)	9	8,123	(35,854)
Operating profit		**82,130**	**15,840**
Finance income		10,862	1,019
Finance costs	10	(36,936)	(13,772)
Profit before income tax		**56,056**	**3,087**
Income tax (expense)/benefit	11	(6,137)	2,124
Profit for the year		**49,919**	**5,211**
Profit for the year attributable to:			
Owners of Telix Pharmaceuticals Limited		49,919	5,211
Other comprehensive income:			
Items that will not be reclassified to profit or loss in subsequent periods:			
Changes in the fair value of investments at fair value through other comprehensive income		(4,986)	(895)
Items to be reclassified to profit or loss in subsequent periods:			
Exchange differences on translation of foreign operations		47,684	(4,852)
Total comprehensive income/(loss) for the year		**92,617**	**(536)**
Total comprehensive income/(loss) for the year attributable to:			
Owners of Telix Pharmaceuticals Limited		92,617	(536)

	Note	2024 Cents	2023 Cents
Basic earnings per share from continuing operations after income tax attributable to the ordinary equity holders of the Company	12.1	15.07	1.63
Diluted earnings per share from continuing operations after income tax attributable to the ordinary equity holders of the Company	12.2	14.46	1.61

The above consolidated statement of comprehensive income or loss should be read in conjunction with the accompanying notes.

Consolidated statement of financial position
as at 31 December 2024

	Note	2024 $'000	2023 $'000
Current assets			
Cash and cash equivalents		710,346	123,237
Trade and other receivables	13	139,445	64,777
Inventories	14	38,144	17,310
Current tax asset		9,514	7,656
Other current assets	15	21,115	19,524
Total current assets		**918,564**	**232,504**
Non-current assets			
Financial assets	16	56,093	12,260
Deferred tax assets	17.1	46,737	20,452
Property, plant and equipment	18	44,949	23,170
Right-of-use assets	19	9,372	7,323
Intangible assets	20	416,134	109,663
Other non-current assets		24,582	586
Total non-current assets		**597,867**	**173,454**
Total assets		**1,516,431**	**405,958**
Current liabilities			
Trade and other payables	22	139,927	81,704
Borrowings	23	18,990	964
Current tax payable		48,577	19,164
Contract liabilities	24	11,248	10,995
Lease liabilities	25	2,496	595
Provisions	26	930	577
Contingent consideration	27	85,910	37,153
Employee benefit obligations	28	22,834	13,912
Total current liabilities		**330,912**	**165,064**
Non-current liabilities			
Borrowings	23	551,821	8,209
Contract liabilities	24	3,288	12,162
Lease liabilities	25	8,141	7,677
Deferred tax liabilities	17.2	9,381	-
Provisions	26	13,772	8,004
Contingent consideration	27	30,406	55,601
Employee benefit obligations	28	497	330
Total non-current liabilities		**617,306**	**91,983**
Total liabilities		**948,218**	**257,047**
Net assets		**568,213**	**148,911**
Equity			
Share capital	29.1	596,776	446,268
Share capital reserve	29.2	25,745	(62,829)
Other reserves	29.3	158,654	29,137
Accumulated losses		(212,962)	(263,665)
Total equity		**568,213**	**148,911**

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Consolidated statement of changes in equity
for the year ended 31 December 2024

	Note	Share capital $'000	Share capital reserve $'000	Other reserves $'000	Accumulated losses $'000	Total equity $'000
Balance as at 1 January 2024		**446,268**	**(62,829)**	**29,137**	**(263,665)**	**148,911**
Profit for the year		-	-	-	49,919	49,919
Other comprehensive income		-	-	42,698	-	42,698
Total comprehensive income		**-**	**-**	**42,698**	**49,919**	**92,617**
Issue of shares on acquisitions	29.1	142,428	-	-	-	142,428
Issue of shares on exercise of options	29.1, 29.2	8,080	(7,081)	-	-	999
Issue of convertible bonds	29.2	-	97,900	-	-	97,900
Transaction costs arising on convertible bonds issue	29.2	-	(2,245)	-	-	(2,245)
Share-based payments to employees	29.3	-	-	19,660	-	19,660
Share-based payments associated with acquisitions	29.3	-	-	67,943	-	67,943
Transfer on exercise of options	29.3	-	-	(784)	784	-
		150,508	**88,574**	**86,819**	**784**	**326,685**
Balance as at 31 December 2024		**596,776**	**25,745**	**158,654**	**(212,962)**	**568,213**

	Note					
Balance as at 1 January 2023		**370,972**	**(26,909)**	**8,759**	**(272,815)**	**80,007**
Profit for the year		-	-	-	5,211	5,211
Other comprehensive loss		-	-	(5,747)	-	(5,747)
Total comprehensive loss		**-**	**-**	**(5,747)**	**5,211**	**(536)**
Issue of shares on acquisitions	29.1	32,724	-	-	-	32,724
Issue of shares on exercise of options	29.1, 29.2	42,572	(35,920)	-	-	6,652
Share-based payments to employees	29.3	-	-	8,786	-	8,786
Share-based payments associated with acquisitions	29.3	-	-	21,278	-	21,278
Transfer on exercise of options	29.3	-	-	(3,939)	3,939	-
		75,296	**(35,920)**	**26,125**	**3,939**	**69,440**
Balance as at 31 December 2023		**446,268**	**(62,829)**	**29,137**	**(263,665)**	**148,911**

The above consolidated statement of changes of equity should be read in conjunction with the accompanying notes.

Consolidated statement of cash flows
for the year ended 31 December 2024

		2024	2023
	Note	$'000	$'000
Cash flows from operating activities			
Receipts from customers		718,135	463,654
Payments to suppliers and employees		(642,537)	(414,079)
Payments for contingent consideration		(35,886)	(16,282)
Income taxes paid		(2,809)	(10,253)
Interest received		10,856	1,629
Interest paid		(4,730)	(785)
Net cash from operating activities	31.1	**43,029**	**23,884**
Cash flows from investing activities			
Payments for investments in financial assets		(51,988)	(13,155)
Payments for acquisition of subsidiaries, net of cash acquired		(30,890)	-
Purchases of intangible assets		(19,710)	(1,115)
Purchases of other non-current assets		(14,459)	
Purchases of property, plant and equipment		(14,322)	(9,679)
Payments for contingent consideration		(3,804)	(1,484)
Payments for decommissioning liability		-	(56)
Net cash used in investing activities		**(135,173)**	**(25,489)**
Cash flows from financing activities			
Proceeds from borrowings		655,938	5,756
Repayment of borrowings		(1,115)	-
Principal element of lease payments		(2,015)	(2,222)
Proceeds from issue of shares and other equity		999	6,652
Transaction costs of borrowings		(14,884)	-
Net cash provided by financing activities		**638,923**	**10,186**
Net increase in cash held		**546,779**	**8,581**
Net foreign exchange differences		40,330	(1,673)
Cash and cash equivalents at the beginning of the financial year		123,237	116,329
Cash and cash equivalents at the end of the financial year		**710,346**	**123,237**

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the consolidated financial statements

1. Corporate information

Telix Pharmaceuticals Limited (Telix or the Company) is a for-profit company incorporated and domiciled in Australia. It is limited by shares that are publicly traded on the Australian Securities Exchange (ASX: TLX) and on the NASDAQ Exchange (NASDAQ: TLX). These consolidated financial statements comprise the results of Telix and its subsidiaries (together referred to as the Group). The consolidated financial statements were authorized for issue in accordance with a resolution of the Directors on 20 February 2025.

2. Material accounting policy information

The material accounting policies that have been used in the preparation of these financial statements are summarised below.

2.1. Going concern

The Directors are satisfied that the Group continues to be a going concern as at the date of these financial statements. Further, the Directors are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the consolidated statement of financial position as at 31 December 2024.

As such, no adjustment has been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the Group not continue as a going concern.

2.2. Basis of preparation

Telix Pharmaceuticals Limited is a for-profit entity for the purpose of preparing the financial statements.

These general purpose financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The financial statements also comply with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (AASB) and the *Corporations Act 2001*.

The financial statements have been prepared on a historical cost basis, except for certain financial instruments, which have been measured at fair value.

a. Comparatives and rounding

Where necessary, comparative information has been re-classified to achieve consistency in disclosure with current financial amounts and other disclosures. The Company is of a kind referred to in ASIC Legislative Instrument 2016/191, relating to the 'rounding off' of amounts in the consolidated financial statements. Amounts in the consolidated financial statements have been rounded off in accordance with the instrument to the nearest thousand dollars, or in some cases the nearest dollar.

b. New and amended standards adopted by the Group

The Group has adopted all relevant new and amended standards and interpretations issued by the International Accounting Standards Board which are effective for annual reporting periods beginning on 1 January 2024. The new standards and amendments did not have any impact on the amounts recognized in the current and prior periods.

c. New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2024 reporting periods and have not been early adopted by the Group.

AASB 18 Presentation and Disclosure in Financial Statements (effective for annual periods beginning on or after 1 January 2027)

AASB 18 will replace AASB 101 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though AASB 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, in particular those related to the consolidated statement of comprehensive income or loss and providing management-defined performance measures within the financial statements.

Management is currently assessing the detailed implications of applying the new standard on the Group's consolidated financial statements.

2.3. Significant changes in the current reporting period

As outlined in our 2024 Interim Report, the Group has disclosed an additional line item of manufacturing and distribution costs on its consolidated statement of comprehensive income or loss. This line item represents departments and associated costs of the business that were previously included within selling and marketing expenses. These functions are ancillary in nature and indirectly support manufacturing, supply chain, logistics, facilities and quality activities.

2.4. Principles of consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control

is transferred to the Group. If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest.

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated on consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.5. Foreign currency translation

a. Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Australian dollars.

b. Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. Foreign exchange gains and losses that relate to borrowings are presented in the consolidated statement of comprehensive income or loss, within finance costs. All other foreign exchange gains and losses are presented in the consolidated statement of comprehensive income or loss on a net basis within other income or other expenses.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

c. Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position
- income and expenses for each consolidated statement of comprehensive income or loss are translated at actual exchange rates at the dates of the transactions, and
- all resulting exchange differences are recognized in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

2.6. Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

- fair values of the assets transferred
- liabilities incurred to the former owners of the acquired business
- equity interests issued by the Group
- fair value of any asset or liability resulting from a contingent consideration arrangement, and
- fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. Acquisition-related costs are expensed as incurred. The excess of the consideration transferred, amount of any non-controlling interest in the acquired entity, and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired, the difference is recognized directly in profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The post-tax discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.

The acquisition date carrying value of the Group's previously held equity interest in the acquiree is

remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss. If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see below), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date. The measurement period is the period from the date of acquisition to the date the Group obtains complete information about facts and circumstances that existed as of the acquisition date and is subject to a maximum of one year.

2.7. Current and non-current classification

Assets and liabilities are presented in the consolidated statement of financial position based on current and non-current classification.

An asset is current when it is expected to be realized or intended to be sold or consumed in the Group's normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realized within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is current when it is expected to be settled in the Group's normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current. For instances where a liability is based on sales volumes, the payment expected to be realized within 12 months is current based on the underlying estimate of the timing of sales.

Deferred tax assets and liabilities are always classified as non-current.

2.8. Cash and cash equivalents

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the consolidated statement of financial position.

2.9. Trade and other receivables

Trade receivables and other receivables are all classified as financial assets held at amortized cost. Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value.

a. Impairment of trade and other receivables

The collectability of trade and other receivables is reviewed on an ongoing basis. Individual debts which are known to be uncollectible are written off when identified. The Group recognizes an impairment provision based upon anticipated lifetime losses of trade receivables. The anticipated losses are determined with reference to historical loss experience (when it is available) and are regularly reviewed and updated. They are subsequently measured at amortized cost using the effective interest method, less loss allowance. See note 32.4 for further information about the Group's accounting for trade receivables and description of the Group's impairment policies.

2.10. Inventories

Raw materials and stores, work in progress and finished goods

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realizable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Cost includes the reclassification from equity of any gains or losses on qualifying cash flow hedges relating to purchases of raw material but excludes borrowing costs. Costs are assigned to individual items of inventory on the basis of weighted average costs. Costs of purchased inventory are determined after deducting rebates and discounts. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Clinical and pre-launch inventory with no alternative use is expensed as produced and recorded as research and development expense.

2.11. Property, plant and equipment

All property, plant and equipment is stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Cost may also include transfer from equity of any gains or losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate the cost, net of the residual values, over the

estimated useful lives. The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

The useful lives of assets are as follows:

- Buildings: 18 years
- Plant and equipment: 3-15 years
- Furniture, fittings and equipment: 3-5 years
- Leased plant and equipment: 3-5 years

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss. When revalued assets are sold, it is Group policy to transfer any amounts included in other reserves in respect of those assets to accumulated losses.

2.12. Lease liabilities

Liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

- fixed payments (including in-substance fixed payments), less any lease incentives receivable
- variable lease payments that are based on an index or a rate, initially measured using the index or rate as at the commencement date
- amounts expected to be payable by the Group under residual value guarantees
- the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and
- payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

2.13. Right-of-use assets

Right-of-use assets are measured at cost comprising the following:

- the amount of the initial measurement of lease liability
- any lease payments made at or before the commencement date less any lease incentives received
- any initial direct costs, and
- restoration costs.

Right-of-use assets are depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset's useful life.

2.14. Non-current financial assets

Non-current financial assets held for long-term strategic purposes are classified within non-current assets on the consolidated statement of financial position. The financial impacts related to these financial assets are recorded in other comprehensive income.

Non-current financial assets are initially recorded at fair value on their trade date, which is different from the settlement date when the transaction is ultimately effected. Quoted securities are remeasured at each reporting date to fair value based on current market prices. If the market for a financial asset is not active or no market is available, fair values are established using valuation techniques.

Equity securities held as strategic investments are generally designated at the date of acquisition as financial assets valued at fair value through other comprehensive income with no subsequent recycling through profit or loss. Unrealized gains and losses, including exchange gains and losses, are recorded as a fair value adjustment in the consolidated statement of comprehensive income. They are reclassified to retained earnings when the equity security is sold.

2.15. Intangible assets

a. Goodwill

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized, but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or group of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

b. Patents, trademarks, licenses and customer contracts

Separately acquired trademarks and licenses are shown at historical cost. Trademarks, licenses and customer contracts acquired in a business combination are recognized at fair value at the acquisition date. They have a finite useful life and are subsequently carried at cost less accumulated amortization and impairment losses. The useful life of these intangibles assets is 5 to 20 years.

c. Intellectual property

Intellectual property arising from business combinations is recognized at fair value when separately identifiable from goodwill. Intellectual property is recorded as an indefinite

life asset when it is not yet ready for use. At the point the asset is ready for use, the useful life is reassessed as a definite life asset and amortized over a period of 5 to 20 years. Amortization and impairment charges related to currently marketed products are recognized in cost of goods sold.

Assets not available for use are tested annually for impairment. Assets are carried at cost less accumulated impairment losses and/or accumulated amortization. An impairment trigger assessment is performed annually for assets available for use.

d. Research and development

Research expenditure on internal projects is recognized as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognized as intangible assets when it is probable that the project will, after considering its commercial and technical feasibility, be completed and generate future economic benefits and its costs can be measured reliably. The expenditure that could be recognized comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other expenditures that do not meet these criteria are recognized as an expense as incurred. As the Group has not met the requirement under the standard to recognize costs in relation to development as intangible assets, these amounts have been expensed within the financial statements.

2.16. Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or Groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.17. Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the reporting date which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2.18. Provisions

Provisions are recognized when the Group has a present (legal or constructive) obligation as a result of a past event, it is probable the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. If the time value of money is material, provisions are discounted using a current pre-tax rate specific to the liability. The increase in the provision resulting from the passage of time is recognized as a finance cost.

a. Decommissioning liability

The Group has recognized a provision for its obligation to decommission its radiopharmaceutical production facility at the end of its operating life. At the end of a facility's life, costs are incurred in safely removing certain assets involved in the production of radioactive isotopes. The Group recognizes the full discounted cost of decommissioning as an asset and liability when the obligation to restore sites arises. The decommissioning asset is included within property, plant and equipment with the cost of the related installation. The liability is included within provisions. Revisions to the estimated costs of decommissioning which alter the level of the provisions required are also reflected in adjustments to the decommissioning asset. The amortization of the asset is included in the consolidated statement of comprehensive income or loss and the unwinding of discount of the provision is included within finance costs. Further detail has been provided in note 26.2.

2.19. Contingent consideration

The contingent consideration liabilities associated with business combinations are measured at fair value which has been calculated with reference to our judgement of the expected probability and timing of the potential future milestone payments, which is then discounted to a present value using appropriate discount rates with reference to the Group's weighted average cost of capital. Subsequent changes in estimates for contingent consideration liabilities are recognized in Other losses (net). The effect of unwinding the discount over time is recognized in Finance costs.

Contingent consideration in connection with the purchase of individual assets outside of business combinations is recognized as a liability only when a non-contingent obligation arises (i.e. when milestone is met). Where the contingent consideration is payable in shares, or the Group has an election to pay in shares, it is accounted for as an equity settled share-based payment. Equity settled share-based payments are recognized at their fair value at the date control of the asset is obtained. The determination of whether the payment should be capitalised or expensed is

usually based on the reason for the contingent payment. If the contingent payment is based on regulatory approvals received (i.e. development milestone), it will generally be capitalised as the payment is incidental to the acquisition so the asset may be made available for its intended use. If the contingent payment is based on period volumes sold (i.e. sales related milestone), it will generally be expensed.

Changes in the fair value of liabilities from contingent consideration will be capitalised or expensed based on the nature of the asset acquired (refer above), except for the effect from unwinding discounts. Interest rate effects from unwinding of discounts are recognized as finance costs. The fair value of equity-settled share-based payments is not re-assessed once the asset has been recognized.

2.20. Employee benefits

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalised as an asset.

a. Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits and annual leave that is expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in respect of employees' services up to the end of the reporting period. These liabilities are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the consolidated statement of financial position.

b. Other long-term employee benefit obligations

The liabilities for long service leave are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. They are therefore measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of high-quality corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognized in profit or loss. The obligations are presented as current liabilities in the consolidated statement of financial position if the entity does not have an unconditional right to defer settlement for at least 12 months after the reporting period, regardless of when the actual settlement is expected to occur.

c. Share-based payments

Equity-settled share-based compensation benefits are provided to certain employees. Equity-settled transactions are awards of shares, options or performance rights over shares, that are provided to employees. The cost of equity-settled transactions is measured at fair value on grant date. Fair value is determined using the Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option and volatility. No account is taken of any other vesting conditions.

If the non-vesting condition is within the control of the consolidated entity or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the consolidated entity or employee and is not satisfied during the vesting period, any remaining expense for the award is recognized over the remaining vesting period, unless the award is forfeited. If equity-settled awards are cancelled, it is treated as if it has vested on the date of cancellation, and any remaining expense is recognized immediately. If a new replacement award is substituted for the cancelled award, the cancelled and new awards are treated as if they were a modification.

d. Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates:

- when the Group can no longer withdraw the offer of those benefits, and
- when the entity recognizes costs for a restructuring that is within the scope of IAS 37/AASB 137 *Provisions, Contingent Liabilities and Contingent Assets* and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to present value.

2.21. Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

The fair value of the liability portion of a convertible bond is determined using a market interest rate for an

equivalent non-convertible bond. This amount is recorded as a liability on an amortized cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognized and included in share capital reserve within equity.

Borrowing costs that are directly attributable to the construction of qualifying assets are capitalised as part of the cost of the relevant asset.

Borrowings are removed from the consolidated statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss as other income or finance costs.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

2.22. Revenue

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, rebates and amounts collected on behalf of third parties.

Revenue is recognized using a five step approach in accordance with IFRS 15/AASB 15 *Revenue from Contracts with Customers* to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

Distinct promises within the contract are identified as performance obligations. The transaction price of the contract is measured based on the amount of consideration the Group expects to be entitled to from the customer in exchange for goods or services. Factors such as requirements around variable consideration, significant financing components, noncash consideration, or amounts payable to customers also determine the transaction price. The transaction is then allocated to separate performance obligations in the contract based on relative standalone selling prices.

Revenue is recognized when, or as, performance obligations are satisfied, which is when control of the promised good or service is transferred to the customer.

Amounts received prior to satisfying the revenue recognition criteria are recorded as contract liabilities. Amounts expected to be recognized as revenue within the 12 months following the consolidated statement of financial position date are classified within current liabilities. Amounts not expected to be recognized as revenue within the 12 months following the consolidated statement of financial position date are classified within non-current liabilities.

a. Sales of goods

Sales are recognized at a point-in-time when control of the products has transferred, being when the products are delivered to the customer. Further, in determining whether control has transferred, Telix considers if there is a present right to payment and legal title, along with risks and rewards of ownership having transferred to the customer. Revenue from sales is recognized based on the price specified in the contract, net of the estimated volume discounts and government rebates.

Accumulated experience is used to estimate and provide for discounts, using the expected value method, and revenue is recognized to the extent that it is highly probable that a significant reversal will not occur. No element of financing is deemed present as the sales are made with credit terms ranging from 30 to 45 days, which is consistent with market practice.

Where distributors are used to facilitate the supply of a product a distribution fee is charged. This fee represents a cost of satisfying the performance obligation to the customer and expensed within Cost of sales in the Consolidated statement of comprehensive income or loss.

b. Licenses of intellectual property

When licenses of intellectual property are distinct from other goods or services promised in the contract, the transaction price is allocated to the license as revenue upon transfer of control of the license to the customer. All other promised goods or services in the license agreement are evaluated to determine if they are distinct. If they are not distinct, they are combined with other promised goods or services.

The transaction price allocated to the license performance obligation is recognized based on the nature of the license arrangement. The transaction price is recognized over time if the nature of the license is a 'right to access' license. This is where the Group performs activities that significantly affect the intellectual property to which the customer has rights, the rights granted by the license directly expose the customer to any positive or negative effects of the Group's activities, and those activities do not result in the transfer of a good or service to the customer as those activities occur. When licenses do not meet the criteria to be a right to access license, the license is a 'right to use' license, and the transaction price is recognized at the point in time when the customer obtains control over the license.

c. Research and development services

Where research and development (R&D) services do not significantly modify or customise the license nor are the license and development services significantly interrelated or interdependent, the provision of R&D services is considered to be distinct. The transaction price is allocated to the R&D services based on a cost-plus

margin approach. Revenue is recognized over time based on the costs incurred to date as a percentage of total forecast costs. Reforecasting of total costs is performed at the end of each reporting period to ensure that costs recognized represent the goods or services transferred.

d. Manufacturing services

Revenue from providing contract manufacturing services is recognized in the period in which the services are rendered. For fixed-price contracts, revenue is recognized based on the actual service provided to the end of the reporting period as a proportion of the total services to be provided, because the customer receives and uses the benefits simultaneously. This is determined based on the actual time spent to deliver the service relative to the total expected hours.

For instances where contracts include multiple deliverables, such as the sale of consumables and irradiation systems, each deliverable is therefore accounted for as a separate performance obligation. Where the contracts include multiple performance obligations, the transaction price is allocated to each performance obligation based on the stand-alone selling prices. Where these are not directly observable, they are estimated based on expected cost plus margin. If contracts include the installation of systems, revenue for the system is recognized at a point in time when control is transferred to the customer. The customer obtains control at the point in time when the system is delivered to the customer in accordance with the agreed terms and the customer accepted the system.

e. Financing component

The existence of a significant financing component in the contract is considered under the five-step method under IFRS 15/AASB 15 *Revenue from Contracts with Customers*.

If the timing of payments agreed to by the parties to the contract (either explicitly or implicitly) provides the customer or the Group with a significant benefit of financing the transfer of goods or services to the customer, the promised amount of consideration will be adjusted for the effects of the time value of money when determining the transaction price.

f. Milestone revenue

The five-step method under IFRS 15/AASB 15 *Revenue from Contracts with Customers* is applied to measure and recognize milestone revenue.

The receipt of milestone payments is often contingent on meeting certain clinical, regulatory or commercial targets, and is therefore considered variable consideration. The transaction price of the contingent milestone is estimated using the most likely amount method. Within the transaction price, some or all of the amount of the contingent milestone is included only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the contingent milestone is subsequently resolved. Milestone payments that are not within the control of the Group, such as regulatory approvals, are not considered highly probable of being achieved until those approvals are received. Any changes in the transaction price are allocated to all performance obligations in the contract unless the variable consideration relates only to one or more, but not all, of the performance obligations. When consideration for milestones is a sale-based or usage-based royalty that arises from licenses of intellectual property (such as cumulative net sales targets), revenue is recognized at the later of when (or as) the subsequent sale or usage occurs, or when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).

g. Sales-based or usage-based royalties

Licenses of intellectual property can include royalties that are based on the customer's usage of the intellectual property or sale of products that contain the intellectual property. The specific exception to the general requirements of variable consideration and the constraint on variable consideration for sales-based or usage-based royalties promised in a license of intellectual property is applied. The exception requires such revenue to be recognized at the later of when (or as) the subsequent sale or usage occurs and the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated has been satisfied (or partially satisfied).

2.23. Government grants

Income from government grants is recognized at fair value where there is a reasonable assurance that the grant will be received, and the Group will comply with all attached conditions. Income from government grants is recognized in the consolidated statement of comprehensive income or loss on a systematic basis over the periods in which the Group recognizes as an expense the related costs for which the grants are intended to compensate.

2.24. Income tax

The income tax expense or credit for the period is the tax payable on the current period's taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply

when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Included in income tax expense for the period is the effect of Australian R&D tax credits which may only be offset against Australian taxable income. As such, they are recognized as a component of income tax expense.

Tax consolidation regime

Telix Pharmaceuticals Limited and its wholly owned Australian resident entities have formed a tax-consolidated group and are therefore taxed as a single entity. The head entity within the tax-consolidated group is Telix Pharmaceuticals Limited. As a consequence, the deferred tax assets and deferred tax liabilities of these entities have been offset in the consolidated financial statements.

2.25. Sales Taxes and Goods and Services Tax (GST)

Revenues, expenses and assets are recognized net of the amount of associated sales taxes and GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognized as part of the cost of acquisition of the asset or as part of the expense.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.

2.26. Earnings per share

a. Basic earnings per share

Basic earnings per share is calculated by dividing: the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial period, adjusted for bonus elements in ordinary shares issued during the period and excluding treasury shares.

b. Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account: the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

2.27. Fair value measurement

Certain judgements and estimates are made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. The different levels have been defined as follows:

- **Level 1:** fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets is the current bid price.
- **Level 2:** fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximise the use of observable market data and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.
- **Level 3:** if one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

There were no transfers between level 1, 2 and 3 for recurring fair value measurements during the year. The Group's policy is to recognize transfers into and transfers out of fair value hierarchy levels at the end of the reporting period. Certain judgements and estimates are made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. This note provides an overview of the areas that involved a higher degree of judgement or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions turning out to be wrong. Detailed information about each of these estimates and judgements is included in other notes

2.28. Key judgements and estimates

The preparation of financial statements requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgement in applying the Group's accounting policies. In the process of applying the Group's accounting policies, a number of judgements and estimates of future events are required.

Intangible assets and goodwill

The Group tests whether goodwill and certain intangible assets have suffered any impairment on an annual basis. The recoverable amount of the cash-generating units (CGUs) was determined based on fair value less costs to sell calculations which require the use of assumptions. The assumptions for these have been outlined in note 20.

Contingent consideration and decommissioning liabilities

The Group has identified the contingent consideration and decommissioning liabilities as balances requiring estimates and significant judgements. These estimates and judgements have been outlined in note 26 and note 27.

2.29. Climate change

In preparing the consolidated financial statements management assessed the impact of climate change, particularly in the context of the disclosures included in the Sustainability report and the Group's commitments.

Management considered the impact of climate change on a number of key estimates within the financial statements, including:

- the estimates of future cash flows used in impairment assessments of the carrying value of non-current assets (such as intangible assets, and goodwill)
- the assumptions used in measuring decommissioning liabilities.

While the assessment did not have a material impact for the year ended 31 December 2024, this may change in future periods as the Group regularly updates its assessment of the impact of the lower carbon economy.

3. Segment reporting

The Group has operations in the Americas, Asia Pacific, and Europe, Middle East and Africa regions.

Reportable segments

Following the strategic priority reorganization announcement in August 2024 the Group has presented three reportable segments. The reorganization reflects the Group's focus as a therapeutics-led radiopharmaceutical company committed to precision oncology. As a result, the prior period segment information has been retrospectively revised to reflect the current segment presentation. There is no change to the total revenue or profit/(loss) after tax of the Group.

The Group's operating segments are based on the reports reviewed by the Group Chief Executive Officer who is considered to be the chief operating decision maker.

Segment performance is evaluated based on Adjusted earnings before interest, tax, depreciation and amortization (Adjusted EBITDA[1]). Adjusted EBITDA excludes the effects of the remeasurement of contingent consideration and government grant liabilities and other income and expenses which may have an impact on the quality of earnings such as impairments where the impairment is the result of an isolated, non-recurring event. Interest income and finance costs associated with treasury activities are not allocated to segments as this activity is managed by a central treasury function, which manages the cash position of the Group.

Segment assets and liabilities are measured in the same way as in the financial statements. The assets and liabilities are allocated based on the operations of the segment.

Reportable segment	Principal activities
Precision Medicine	Commercial sales of Illuccix® and other diagnostic products subsequent to obtaining regulatory approvals. This segment includes the development activities of the Group's diagnostic pipeline. The Group's International and Medical Technologies businesses are operating segments that are included within the Precision Medicine reportable segment due to the similar nature of the diagnostic products being sold or developed for commercialization.
Therapeutics	Developing the Group's core therapeutic pipeline for commercialization. This segment includes revenue received from licence agreements prior to commercialization and research and development services. This segment includes the development activities of the Group's therapeutic pipeline.
Manufacturing Solutions	This segment comprises our facilities, people and assets associated with the Group's vertically integrated manufacturing and supply chain. This business includes facilities at Brussels South which is under construction, IsoTherapeutics Group LLC, Optimal Tracers LLC and ARTMS Inc. and operations teams supporting our facilities.

Reconciling items includes head office and centrally managed costs.

1. Refer to the Glossary for a definition of this alternative performance measure.

3.1. Segment performance

2024	Precision Medicine $'000	Therapeutics $'000	Manufacturing Solutions $'000	Total segment $'000
Revenue from contracts with customers	771,106	9,351	2,750	783,207
Cost of sales	(270,821)	-	(2,708)	(273,529)
Gross profit	**500,285**	**9,351**	**42**	**509,678**
Research and development costs	(111,348)	(82,582)	(707)	(194,637)
Selling and marketing expenses	(84,562)	(136)	(775)	(85,473)
Manufacturing and distribution costs	(7,807)	(4)	(17,920)	(25,731)
General and administration costs	(42,800)	(92)	(5,801)	(48,693)
Other losses (net)	(8,909)	-	123	(8,786)
Operating profit/(loss)	**244,859**	**(73,463)**	**(25,038)**	**146,358**
Other losses (net)	8,909	-	(123)	8,786
Depreciation and amortization	5,573	-	1,293	6,866
Adjusted earnings before interest, tax, depreciation and amortization	**259,341**	**(73,463)**	**(23,868)**	**162,010**

2023	Precision Medicine $'000	Therapeutics $'000	Manufacturing Solutions $'000	Total segment $'000
Revenue from contracts with customers	496,738	5,391	418	502,547
Cost of sales	(188,157)	-	-	(188,157)
Gross profit	**308,581**	**5,391**	**418**	**314,390**
Research and development costs	(80,327)	(47,566)	(644)	(128,537)
Selling and marketing expenses	(49,991)	(118)	-	(50,109)
Manufacturing and distribution costs	(7,601)	(76)	(2,192)	(9,869)
General and administration costs	(30,979)	(127)	(3,516)	(34,622)
Other losses (net)	(35,138)	-	-	(35,138)
Operating profit/(loss)	**104,545**	**(42,496)**	**(5,934)**	**56,115**
Other losses (net)	35,138	-	-	35,138
Depreciation and amortization	5,511	45	231	5,787
Adjusted earnings before interest, tax, depreciation and amortization	**145,194**	**(42,451)**	**(5,703)**	**97,040**

3.2. Reconciliation of total segment adjusted EBITDA and Group adjusted EBITDA to profit before income tax

	Note	2024 $'000	2023 $'000
Total segment adjusted EBITDA		**162,010**	**97,040**
Unallocated income, expenses and eliminations:			
General and administration costs		(81,137)	(39,559)
Adjusting items:			
U.S. listing costs		9,077	-
Acquisition transaction costs		8,177	-
Depreciation and amortization		1,152	956
Total Group adjusted EBITDA		**99,279**	**58,437**
Unallocated income, expenses and eliminations:			
General and administration costs		(17,254)	-
Other gains/(losses) (net)		8,123	(35,854)
Finance income		10,862	1,019
Finance costs		(36,936)	(13,772)
Depreciation and amortization		(8,018)	(6,743)
Profit before income tax		**56,056**	**3,087**

General and administration costs includes employment costs of $39,136,000 (2023: $21,949,000) and other centrally managed IT, legal and other corporate costs.

General and administration costs costs were particularly affected by the costs associated with our secondary listing on the Nasdaq of $9,077,000 and transaction expenses related to the acquisitions of ARTMS Inc., IsoTherapeutics Group LLC and RLS (USA), Inc. of $8,177,000.

3.3. Operating segment assets and liabilities

31 December 2024	Precision Medicine $'000	Therapeutics $'000	Manufacturing Solutions $'000	Total segment $'000	Reconciling items $'000	Group $'000
Total assets	479,764	216,123	222,208	**918,095**	598,336	**1,516,431**
Total liabilities	240,618	16,869	86,377	**343,864**	604,354	**948,218**
Additions to non-current assets	2,427	139,876	168,534	**310,837**	513	**311,350**

31 December 2023	Precision Medicine $'000	Therapeutics $'000	Manufacturing Solutions $'000	Total segment $'000	Reconciling items $'000	Group $'000
Total assets	216,180	41,917	36,835	**294,932**	111,026	**405,958**
Total liabilities	180,379	18,709	20,172	**219,260**	37,787	**257,047**
Additions to non-current assets	66,321	5,116	-	**71,437**	-	**71,437**

Reconciling items primarily comprise cash and cash equivalents held centrally $526,974,000 (2023: $68,768,000), investments in financial assets $56,093,000 (2023: $12,260,000), property, plant and equipment $1,750,000 (2023: $1,467,000) and borrowings of $555,557,000 (2023: $Nil) which are managed centrally.

3.4. Geographical information

	2024	2023	2024	2023
	Revenue by location of customer	Revenue by location of customer	Non-current assets by location of asset	Non-current assets by location of asset
	$'000	$'000	$'000	$'000
Australia	1,220	1,166	90,993	21,057
Belgium	546	458	100,637	77,469
Canada	2,542	1,272	126,419	-
United Kingdom	579	1,306	54,638	50,346
United States	762,308	489,657	173,591	4,130
Other countries	16,012	8,688	4,852	-
Total	**783,207**	**502,547**	**551,130**	**153,002**

The total non-current assets figure above excludes deferred tax assets.

4. Revenue from contracts with customers

Disaggregation of revenue from contracts with customers

The Group derives revenue from the sale and transfer of goods and services over time and at a point in time under the following major business activities:

			2024	2023
	Recognition	Operating segment	$'000	$'000
Sale of goods	At a point in time	Precision Medicine	770,944	496,310
Royalty income	At a point in time	Precision Medicine	151	392
Provision of services	Over time	Manufacturing Solutions	2,750	418
Licenses of intellectual property	Over time	Therapeutics	-	100
Research and development services	Over time	Precision Medicine	11	36
Research and development services	Over time	Therapeutics	9,351	5,291
Total revenue from continuing operations			**783,207**	**502,547**

5. Research and development costs

	2024	2023
	$'000	$'000
Therapeutics		
TLX591 (Phase 3)	44,879	23,975
TLX250, TLX101 (Phase 2)	12,404	10,441
TLX66, TLX300 (Phase 1)	10,900	4,534
Pre-clinical research and innovation	14,399	8,616
Total Therapeutics R&D	**82,582**	**47,566**
Precision Medicine		
Illuccix, TLX591-CDx (Commercial)	14,725	10,565
Pixclara, Zircaix, Gozellix (Pre-commercial)	88,754	59,605
Pre-clinical research and innovation	7,869	10,157
Total Precision Medicine R&D	**111,348**	**80,327**
Total product development R&D	**193,930**	**127,893**
Manufacturing Solutions		
Other research and development projects	707	644
Total Manufacturing Solutions R&D	**707**	**644**
Total research and development costs	**194,637**	**128,537**

Other research and development projects includes research and innovations projects and other early-stage development projects.

6. General and administration costs

The significant components of general and administration costs are sumarised below:

	2024	2023
	$'000	$'000
Professional fees	17,508	12,644
Acquisition transaction costs	8,177	-
U.S. listing costs	9,077	-
IT infrastructure, hosting and support	6,669	5,218
Travel, conferences and entertainment	6,413	5,184
Rent and insurance	4,250	3,411
Marketing and sponsorship	3,992	2,680

U.S. listing costs comprise legal, accounting and regulatory fees relating to the listing of American Depository Shares (ADS), representing the Company's ordinary shares, on the Nasdaq Stock Market (Nasdaq).

Acquisition transaction costs comprise legal and accounting fees incurred on ARTMS, IsoTherapeutics and RLS.

7. Employment costs

	2024	2023
	$'000	$'000
Salaries and wages	126,995	82,108
Short term incentives	15,408	9,413
Sales commissions	7,997	7,167
Share-based payment charge	19,660	8,786
Superannuation	2,597	1,798
Non-Executive Directors' fees	853	577
	173,510	**109,849**

Salaries and wages of $6,167,000 (2023: $1,483,000) are included within the cost of sales in the Consolidated statement of comprehensive income or loss.

The increase in employment costs was predominantly due to the employees hired to drive growth in commercial sales in the U.S., and employees required to support the increase in research and development activities.

8. Depreciation and amortization

	2024	2023
	$'000	$'000
Amortization of intangible assets	4,512	4,344
Depreciation	3,506	2,399
	8,018	**6,743**

9. Other (gains)/losses (net)

	2024	2023
	$'000	$'000
Remeasurement of contingent consideration	11,062	34,275
Remeasurement of provisions	730	(173)
Realised currency gain	(69)	(2,459)
Impairments/(impairment reversals) of intangible assets	(768)	804
Other income	(442)	(21)
Unrealised currency (gain)/loss	(18,636)	3,428
	(8,123)	**35,854**

10. Finance costs

	2024	2023
	$'000	$'000
Unwind of discount	29,245	12,774
Interest expense on lease liabilities	745	636
Convertible bond interest expense	6,419	-
Interest expense	82	148
Bank fees	445	214
Finance costs	**36,936**	**13,772**

The Group recognized an unwind of discount on convertible bonds of $13,773,000 (2023: $nil), contingent consideration liabilities of $14,378,000 (2023: $11,394,000), provisions of $383,000 (2023: $419,000) and contract liabilities of $711,000 (2023: $969,000).

11. Income tax expense/(benefit)

11.1. Income tax expense/(benefit)

	2024	2023
	$'000	$'000
Current tax expense[1]	32,422	14,357
Deferred tax benefit	(26,285)	(16,481)
	6,137	**(2,124)**

1. The current tax expense is attributable to Telix Innovations SA and Telix Pharmaceuticals US Inc and is driven by the individual entity's taxable profits.

11.2. Numerical reconciliation of prima facie tax payable to income tax expense/(benefit)

	2024	2023
	$'000	$'000
Profit before income tax	56,056	3,087
Prima-facie tax at a rate of 30.0% (2023: 30.0%)	16,817	926
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:		
Net R&D tax incentive credit	(20,939)	(7,408)
Remeasurement of provisions	7,441	13,915
Share-based payments expense	153	2,636
Employee Share Trust payments	(2,124)	(10,776)
Sundry items	562	569
Foreign exchange translation (gain)/loss	-	1,028
	1,910	**890**
Current year tax losses not recognized	61,409	35,152
Difference in overseas tax rates	(57,182)	(38,166)
Income tax expense/(benefit)	**6,137**	**(2,124)**

12. Earnings per share

12.1. Basic earnings per share

	2024	2023
	Cents	Cents
Basic earnings per share from continuing operations attributable to the ordinary equity holders of the Company	15.07	1.63
Total basic earnings per share attributable to the ordinary equity holders of the Company	15.07	1.63

12.2. Diluted earnings per share

	2024	2023
	Cents	Cents
Diluted earnings per share from continuing operations attributable to the ordinary equity holders of the Company	14.46	1.61
Total diluted earnings per share attributable to the ordinary equity holders of the Company	14.46	1.61

12.3. Weighted average number of shares used as the denominator

	2024	2023
	Number	Number
	'000	'000
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	331,226	319,181
Weighted average number of ordinary shares used as the denominator in calculating diluted earnings per share	345,188	323,710

12.3.1. Options and rights

Equity instruments (options, PSARs, PSIRs and rights) granted to employees under the Group's EIP scheme (refer to note 30 for further details) and rights issued as part of acquisitions are considered to be potential ordinary shares. They have been included in the determination of diluted earnings per share based on achieving the required performance hurdles, and to the extent to which they are dilutive.

12.3.2. Convertible bonds

Convertible bonds issued during the year are not included in the calculation of diluted earnings per share, because they are anti-dilutive for the year ended 31 December 2024. These options could potentially dilute basic earnings per share in the future if the Telix share price exceeds the conversion price. Refer to note 23.3 for further details relating to the convertible bonds.

13. Trade and other receivables

	2024	2023
	$'000	$'000
Trade receivables	139,656	65,310
Allowance for impairment losses	(211)	(533)
	139,445	**64,777**

14. Inventories

	2024	2023
	$'000	$'000
Raw materials and stores	14,396	7,700
Work in progress	13,882	5,961
Finished goods	14,030	3,649
Provision for obsolesence	(4,164)	-
Total inventories	**38,144**	**17,310**

The amount of inventory recognized as an expense during the year was $35,690,000 (2023: $22,620,000).

Inventory manufactured as part of the Zircaix[1] commercial manufacturing process qualification and validation has been capitalised as work in progress, with a corresponding provision for obsolescence recognized. This is on the basis that, prior to regulatory approval, the Group has not demonstrated that the batches produced can be sold commercially.

15. Other current assets

	2024	2023
	$'000	$'000
Other receivables	2,600	2,363
GST receivables	7,435	4,739
Prepayments	11,080	12,422
Total other current assets	**21,115**	**19,524**

16. Financial assets

		2024	2023
	Fair value level	$'000	$'000
Investment in Mauna Kea Technologies	Level 1	3,397	9,497
Investment in Atonco SAS	Level 3	2,696	-
Investment in QSAM Biosciences[1]	Level 3	-	2,763
Restricted cash[2]	Level 1	50,000	-
Total financial assets		**56,093**	**12,260**

1. This investment was reclassified to intangible assets on completion of the QSAM, Inc. asset acquisition, refer to note 21.3 for further details.
2. The Group has entered into a cash security deposit with HSBC Bank Australia Limited as part of the working capital facility agreement. The cash security deposit has been reclassified from cash and cash equivalents due to the maturity being greater than 90 days (refer note 23.2).

Additions

Atonco SAS

On 24 February 2024, Telix subscribed to 194,805 new ordinary shares of Atonco SAS (Atonco) at a share price of €6.16 per share. In addition, the Group converted trade receivables owed by Atonco for a further 69,679 shares at a share price of €6.16 per share

Telix owns 9.34% of the share capital and 9.34% of the voting rights of Atonco. The investment was designated at the date of acquisition as a financial asset valued at fair value through other comprehensive income.

1. Brand name subject to final regulatory approval.

Amounts recognized in other comprehensive income or loss

Fair values have been determined based on observable market inputs such as quoted share prices where available (level 1 inputs), or on management assumptions and internal models where not available (level 3 inputs) such as in the case of acquisitions of privately held businesses. At 31 December 2024, a loss of $4,986,000 (2023: $895,000) has been recognized in other comprehensive income or loss relating to Mauna Kea Technologies.

17. Deferred tax assets and liabilities

17.1. Deferred tax assets

	2024 $'000	2023 $'000
The balance comprises temporary differences attributable to:		
Tax losses	1,877	-
Intangible assets	-	8,294
Employee benefit obligations	6,466	2,791
Lease liabilities	2,030	1,780
Inventories	37,605	10,976
Other	8,522	531
Total deferred tax assets	**56,500**	**24,372**
Set-off of deferred tax liabilities pursuant to set-off provisions	(9,763)	(3,920)
Net deferred tax assets	**46,737**	**20,452**

Deferred tax assets movements	Tax losses $'000	Intangible assets $'000	Employee benefit obligations $'000	Lease liabilities $'000	Inventories $'000	Other $'000	Total $'000
The balance comprises temporary differences attributable to:							
Balance at 1 January 2024	-	**8,294**	**2,791**	**1,780**	**10,976**	**531**	**24,372**
(Charged)/credited:							
to profit and loss	1,877	(8,294)	3,675	250	26,629	7,991	**32,128**
Balance at 31 December 2024	**1,877**	-	**6,466**	**2,030**	**37,605**	**8,522**	**56,500**
Balance at 1 January 2023	**4,400**	**2,434**	**1,052**	**803**	**363**	**157**	**9,209**
(Charged)/credited:							-
to profit and loss	(4,400)	5,860	1,739	977	10,613	374	**15,163**
Balance at 31 December 2023	-	**8,294**	**2,791**	**1,780**	**10,976**	**531**	**24,372**

17.2. Deferred tax liabilities

	2024 $'000	2023 $'000
The balance comprises temporary differences attributable to:		
Intangible assets	11,172	2,376
Right-of-use assets	2,374	1,544
Unrealised foreign exchange gains	5,598	-
Total deferred tax liabilities	**19,144**	**3,920**
Set-off of deferred tax assets pursuant to set-off provisions	(9,763)	(3,920)
Net deferred tax liabilities	**9,381**	**-**

Deferred tax liabilities movements	Intangible assets $'000	Right-of-use assets $'000	Unrealised foreign exchange gains $'000	Total $'000
The balance comprises temporary differences attributable to:				
Balance at 1 January 2024	**2,376**	**1,544**	**-**	**3,920**
Charged/(credited):				
on acquisition	9,381	-	-	9,381
to profit and loss	(585)	830	5,598	5,843
Balance at 31 December 2024	**11,172**	**2,374**	**5,598**	**19,144**
Balance at 1 January 2023	**3,634**	**1,604**	**-**	**5,238**
Charged/(credited):				
to profit and loss	(1,258)	(60)	-	(1,318)
Balance at 31 December 2023	**2,376**	**1,544**	**-**	**3,920**

17.3. Unrecognized deferred tax assets

The composition of the Group's unrecognized deferred tax assets is as follows:

Unrecognized deferred tax assets	2024 $'000	2023 $'000
Tax losses and tax credits	152,135	84,412
Temporary differences in relation to provisions	4	212
Temporary differences in relation to employee benefit obligations	1,958	97
Temporary differences in relation to intangible assets	1,095	-
Temporary differences in relation to inventories	536	-
Temporary differences in relation to lease liabilities	676	211
Temporary differences in relation to share-based payments	31,929	8,940
Total unrecognized deferred tax assets	**188,333**	**93,872**

17.4. Unrecognized tax losses

	2024	2023
	$'000	$'000
Unused tax losses and carried forward tax credits for which no deferred tax asset has been recognized:		
Australia	140,673	82,908
Other countries	11,462	1,504
Unrecognized income tax benefit	**152,135**	**84,412**

18. Property, plant and equipment

	Land and buildings	Plant and equipment	Furniture, fittings and equipment	Leasehold improvements	Total
	$'000	$'000	$'000	$'000	$'000
Balance at 1 January 2024	**20,442**	**499**	**680**	**1,549**	**23,170**
Additions	40	11,402	2,230	650	14,322
Acquisition of businesses	-	1,416	262	644	2,322
Reclassifications	(81)	(110)	117	74	-
Changes in provisions	5,408	-	-	-	5,408
Depreciation charge	-	(355)	(473)	(346)	(1,174)
Exchange differences	129	662	122	(12)	901
Balance at 31 December 2024	**25,938**	**13,514**	**2,938**	**2,559**	**44,949**
Cost	26,248	14,231	4,331	3,264	48,074
Accumulated depreciation	(310)	(717)	(1,393)	(705)	(3,125)
Net book amount	**25,938**	**13,514**	**2,938**	**2,559**	**44,949**
Balance as at 1 January 2023	**9,611**	**576**	**441**	**1,404**	**12,032**
Additions	8,912	96	168	503	9,679
Acquisition of business	-	37	-	-	37
Reclassifications	2,021	(12)	490	(142)	2,357
Depreciation charge	(91)	(207)	(422)	(222)	(942)
Exchange differences	(11)	9	3	6	7
Balance at 31 December 2023	**20,442**	**499**	**680**	**1,549**	**23,170**
Cost	20,752	895	1,600	1,908	25,155
Accumulated depreciation	(310)	(396)	(920)	(359)	(1,985)
Net book amount	**20,442**	**499**	**680**	**1,549**	**23,170**

Land and buildings and plant and equipment include $15,274,000 in relation to the build-out of Brussels South in the course of its construction.

19. Right-of-use assets

	Properties	Motor vehicles	Total
	$'000	$'000	$'000
Balance at 1 January 2024	**6,134**	**1,189**	**7,323**
Additions	-	2,166	2,166
Acquisition of businesses	1,687	-	1,687
Depreciation charge	(1,704)	(628)	(2,332)
Exchange differences	423	105	528
Balance at 31 December 2024	**6,540**	**2,832**	**9,372**
Cost	11,069	4,466	15,535
Accumulated depreciation	(4,529)	(1,634)	(6,163)
Net book amount	**6,540**	**2,832**	**9,372**
Balance at 1 January 2023	**6,327**	**479**	**6,806**
Additions	1,188	1,158	2,346
Reclassifications	(336)	-	(336)
Depreciation charge	(1,006)	(451)	(1,457)
Exchange differences	(39)	3	(36)
Balance at 31 December 2023	**6,134**	**1,189**	**7,323**
Cost	8,959	2,195	11,154
Accumulated depreciation	(2,825)	(1,006)	(3,831)
Net book amount	**6,134**	**1,189**	**7,323**

The consolidated statement of comprehensive income or loss shows the following amounts relating to right-of-use assets:

Depreciation charge on right-of-use assets	2024	2023
	$'000	$'000
Properties	1,704	1,006
Motor vehicles	628	451
	2,332	**1,457**

20. Intangible assets

	Goodwill	Intellectual property	Customer relationships and brands	Software	Patents	Licences	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Balance at 1 January 2024	**4,847**	**92,217**	**-**	**1,622**	**529**	**10,448**	**109,663**
Acquisition of businesses	99,424	39,938	1,382	-	-	-	140,744
Additions	-	139,840	-	1,967	-	8,302	150,109
Reclassifications	77	-	-	-	-	(77)	-
Amortization charge	-	(3,952)	(232)	-	(29)	(299)	(4,512)
Impairment reversals	-	768	-	-	-	-	768
Changes in provisions	-	1,579	-	-	-	-	1,579
Exchange differences	2,299	15,212	45	15	98	114	17,783
Balance at 31 December 2024	**106,647**	**285,602**	**1,195**	**3,604**	**598**	**18,488**	**416,134**
Cost	106,647	311,468	1,456	3,604	1,067	19,990	444,232
Accumulated amortization	-	(25,866)	(261)	-	(469)	(1,502)	(28,098)
Net book amount	**106,647**	**285,602**	**1,195**	**3,604**	**598**	**18,488**	**416,134**
Balance as at 1 January 2023	**5,519**	**41,060**	**-**	**-**	**300**	**12,105**	**58,984**
Additions	-	57,410	-	1,659	266	77	59,412
Reclassifications	-	-	-	-	-	(2,021)	(2,021)
Amortization charge	-	(4,005)	-	-	(37)	(302)	(4,344)
Impairments	-	(804)	-	-	-	-	(804)
Changes in provisions	(672)	489	-	-	-	282	99
Exchange differences	-	(1,933)	-	(37)	-	307	(1,663)
Balance at 31 December 2023	**4,847**	**92,217**	**-**	**1,622**	**529**	**10,448**	**109,663**
Cost	4,847	114,048	-	1,622	949	11,604	133,070
Accumulated amortization	-	(21,831)	-	-	(420)	(1,156)	(23,407)
Net book amount	**4,847**	**92,217**	**-**	**1,622**	**529**	**10,448**	**109,663**

Cash generating units

The allocation of intangible assets to each cash-generating unit (CGU) is summarised below:

			2024	2023
Operating segment	**Useful life**	**Product or business unit**	**$'000**	**$'000**
Precision Medicine	Definite	TLX591-CDx (Illuccix®)	6,947	10,876
Precision Medicine	Definite	TLX66-CDx	768	-
Therapeutics	Indefinite	TLX101	1,913	1,613
Precision Medicine	Definite	Patents	598	529
Precision Medicine	Indefinite	SENSEI	54,572	50,346
Precision Medicine	Indefinite	Dedicaid, QDOSE	3,604	1,697
Therapeutics	Indefinite	QSAM (^{153}Sm-DOTMP)	149,761	-
Therapeutics	Indefinite	TLX591	18,074	17,912
Therapeutics	Indefinite	TLX66	17,159	15,569
Therapeutics	Indefinite	TLX300	6,823	6,823
Manufacturing Solutions	Indefinite	ARTMS	123,613	-
Manufacturing Solutions	Definite and indefinite	IsoTherapeutics	19,811	-
Manufacturing Solutions	Definite	Brussels South and Optimal Tracers	12,491	4,298
			416,134	**109,663**

Impairment test for goodwill and indefinite life intangible assets

Goodwill and indefinite life intangible assets are tested annually for impairment. At 31 December 2024, the Directors used a fair value less costs to sell approach to assess the carrying value of goodwill and indefinite life intangible assets. No impairment was recognized by the Group.

Key assumptions used for the fair value less costs to sell approach

The Group has identified the estimate of the recoverable amount as a significant judgement for the year ended 31 December 2024. In determining the recoverable amount of goodwill and indefinite life intangible assets, the Group has used discounted cash flow forecasts and the following key assumptions (classified as level 3 inputs in the fair value hierarchy):

- discounted expected future cash flows of each program which span 10 years from marketing authorization after which a terminal value, where appropriate, based on our view of the longer term growth profile of the program is applied. This reflects the anticipated product life cycle, and include cash inflows and outflows determined using further assumptions below
- risk adjusted post-tax discount rate – 12.5% (2023: 13.0%)
- regulatory/marketing authorization approval dates, these are re-assessed in conjunction with Senior Management and Commercial teams
- expected sales volumes, these are determined by applying a target market share to cancer incidence rates across countries within Americas, European and APAC regions, sourced from data provided by the World Health Organization's International Agency for Research on Cancer
- net sales price per unit, for commercialized products forecast average selling price is used and for products in development a target sales price is used
- approval for marketing authorization probability success factor, this varies depending on the clinical trial stage of each program

- in relation to cash outflows consideration has been given to cost of sales, selling and marketing expenses, general and administration costs and the anticipated research and development costs to reach commercialization. Associated expenses such as royalties, milestone payments and licence fees are included, and
- costs of disposal were assumed to be immaterial at 31 December 2024.

Impact of possible changes in key assumptions

The Group has considered reasonable possible changes in the key assumptions and has not identified any instances that could cause the carrying amounts of the intangible assets at 31 December 2024 to exceed their recoverable amounts.

Whilst there is no impairment, the key sensitivities in the valuation remain the continued successful development and commercialization of core programs. If the Group is unable to successfully develop each product, this may result in an impairment of the carrying amount of our intangible assets.

There were no other internal or external factors identified that could result in an impairment of definite life intangible assets at 31 December 2024.

21. Acquisitions

21.1. Acquisition of IsoTherapeutics Group, LLC

On 9 April 2024 Telix completed the acquisition of IsoTherapeutics Group, LLC (IsoTherapeutics). IsoTherapeutics is a commercial-stage company that provides radiochemistry and bioconjugation development and contract manufacturing services to numerous companies in the radiopharmaceutical industry, including Telix.

The total consideration is $19,859,000 of which $8,912,000 has been paid in equity through the issue of 717,587 fully paid ordinary Telix shares at $12.42 per share, with $3,285,000 paid in cash. A further $7,662,000 is payable in cash for performance-related milestone payments that are subject to meeting milestone conditions within twelve months of closing.

Further performance-based payments are payable in cash to the IsoTherapeutics sellers based on 50% of net revenue during a two year revenue sharing period from the closing date. These payments are effectively a retention mechanism of key employees and as such are excluded from the acquisition consideration and instead will be recognized as an expense over the revenue sharing period within the Group's consolidated statement of comprehensive income.

The following table summarizes the consideration paid for IsoTherapeutics, the fair value of assets acquired and liabilities assumed at the acquisition date.

	Fair value
Consideration	**$'000**
Cash paid	3,285
Equity issued	8,912
Contingent consideration	7,662
Total consideration	**19,859**
Recognized amounts of identifiable assets acquired and liabilities assumed	
Cash and cash equivalents	394
Trade and other receivables	642
Property, plant and equipment	365
Right-of-use assets	519
Trade and other payables	(7)
Lease liabilities	(519)
Total identifiable assets and liabilities	**1,394**
Fair value adjustments	
Customer relationships	1,280
Brand name	102
Deferred tax liabilities	(332)
Total fair value adjustments	**1,050**
Goodwill	17,415
Total	**19,859**

The goodwill arising is attributable to the acquired workforce, anticipated future cost savings from utilizing IsoTherapeutics' manufacturing and radiopharmaceutical development capability and synergies of integrating the business within the Group. The goodwill arising from the acquisition has been allocated to the manufacturing services CGU.

Fair value adjustments have been recognized for acquisition-related intangible assets and related deferred tax.

Acquisition-related intangible assets of $1,280,000 relate to the valuation of the customer relationships and $102,000 relates to the value of the acquired IsoTherapeutics brand. The useful economic lives of each of these acquisition-related intangible assets is four and two years, respectively.

Acquisition costs of $1,342,000 have been charged to the statement of comprehensive income in the year relating to the acquisition of IsoTherapeutics.

IsoTherapeutics contributed $2,287,000 towards revenue and a net loss of $1,068,000 towards the Group's profit before tax attributable to equity holders of the parent for the period after the date of acquisition. As a preliminary assessment, had the acquisition of IsoTherapeutics been completed on the first day of the 2024 financial year, revenue would have been approximately $913,000 higher and profit before tax would have been approximately $261,000 lower.

21.2. Acquisition of ARTMS, Inc.

On 11 April 2024 Telix completed the acquisition of radioisotope production technology firm ARTMS, Inc. (ARTMS). ARTMS, based in Vancouver, BC (Canada), is a commercial-stage company, which specialises in the physics, chemistry and materials science of cyclotron-produced radionuclides.

The total consideration is $118,593,000 of which $71,610,000 has been paid in equity through the issue of 5,674,635 fully paid ordinary Telix shares at $12.62 per share, with $24,491,000 paid in cash.

A further $22,492,000 in contingent future milestone and royalty payments is payable in cash following achievement of certain clinical or commercial milestones and sales targets. The royalties represent a low single to low double-digit percentage of net sales of ARTMS products or Telix products prepared using ARTMS products for defined periods depending on the product location where the sale occurs. All earn-outs which have not otherwise expired will terminate on the 10 year anniversary of completion.

The following table summarizes the consideration paid for ARTMS, the fair value of assets acquired and liabilities assumed at the acquisition date.

	Provisional fair value
Consideration	**$'000**
Cash paid	24,491
Equity issued	71,610
Contingent consideration	22,492
Total consideration	**118,593**
Recognized amounts of identifiable assets acquired and liabilities assumed	
Cash and cash equivalents	4,321
Trade and other receivables	252
Other current assets	67
Inventories	2,869
Other non-current assets	149
Property, plant and equipment	1,422
Right-of-use assets	1,154
Trade and other payables	(3,227)
Lease liabilities	(1,154)
Total identifiable assets and liabilities	**5,853**
Fair value adjustments	
Intellectual property	39,965
Deferred tax liabilities	(10,256)
Property, plant and equipment	504
Inventories	555
Total fair value adjustments	**30,768**
Goodwill	81,972
Total	**118,593**

The goodwill arising is attributable to the acquired workforce, anticipated future cost savings from utilizing ARTMS' radioisotope production capabilities and synergies of vertically integrating the business within the Group. The goodwill arising from the acquisition has been allocated to the manufacturing services CGU.

Fair value adjustments have been recognized for acquisition-related intangible assets, property, plant and equipment, inventories and related deferred tax.

Acquisition-related intangible assets of $39,965,000 relate to the valuation of the acquired ARTMS intellectual property. The useful economic life of the intellectual property has not been assessed at the acquisition date, as the intellectual property is not available for commercial use until regulatory approval has been obtained.

Acquisition costs of $1,080,000 have been charged to the statement of comprehensive income in the year relating to the acquisition of ARTMS.

ARTMS contributed $372,000 towards revenue and a net loss of $3,746,000 towards the Group's profit before tax attributable to equity holders of the parent for the period after the date of acquisition. As a preliminary assessment, had the acquisition of ARTMS been completed on the first day of the 2024 financial year, revenue would have been approximately $344,000 higher and profit before tax would have been approximately $1,838,000 lower.

21.3. Acquisition of QSAM Biosciences, Inc.

On 3 May 2024 Telix completed of the acquisition of QSAM Biosciences, Inc. (QSAM) and its lead investigational drug Samarium-153-DOTMP (^{153}Sm-DOTMP). QSAM is a U.S. based company developing therapeutic radiopharmaceuticals for primary and metastatic bone cancer.

The upfront purchase price was $68,632,000 of which $61,906,000 was paid to QSAM in equity through the issue of 3,671,120 fully paid ordinary Telix shares in May 2024 at a share price of $14.80 per share, 409,026 fully paid ordinary Telix shares in July 2024 at a share price of $18.20 per share and $6,726,000 paid in cash.

A further US$90,000,000 in Contingent Value Rights, or performance rights, is payable in cash and/or in ordinary shares, upon achievement of certain clinical or commercial milestones.

The Group has determined that substantially all of the fair value of the gross assets acquired is concentrated in a single asset or a group of similar assets. The Group has applied the optional concentration of fair value test in IFRS 3 *Business Combinations* and concluded that the components acquired will be treated as an asset acquisition.

The performance rights have been recognized as an equity settled share-based payment at a fair value of $67,943,000 which has been included in the fair value of intellectual property. Each milestone has a fixed dollar amount which can be settled either in cash or shares. The fair value of the performance rights was determined based on management's assessment of the likelihood of each milestone being reached against the fixed dollar amount for that milestone. The likelihood of the milestones being attained are considered non-vesting conditions as there are no further services or obligations of the counterparty, thus being reflected in the fair value.

The fair values of identifiable assets on acquisition are outlined below:

	Fair value
Consideration	**$'000**
Cash paid	6,726
Equity issued	61,906
Performance rights issued	67,943
Total consideration	**136,575**
Recognized amounts of identifiable assets acquired and liabilities assumed	
Cash and cash equivalents	18
Trade and other receivables	52
Intellectual property	136,505
Total identifiable assets and liabilities	**136,575**

22. Trade and other payables

	2024	2023
	$'000	$'000
Trade creditors	68,698	32,837
Accruals	47,751	37,895
Other creditors	16,678	6,738
Accrued royalties	2,612	3,205
Payroll liabilities	2,997	899
Government rebates payable	1,191	130
Total trade and other payables	**139,927**	**81,704**

23. Borrowings

	2024		2023	
	Current	Non-current	Current	Non-current
	$'000	$'000	$'000	$'000
Secured				
Bank loans	1,490	13,765	964	8,209
Working capital facility	-	(150)	-	-
Total secured borrowings	**1,490**	**13,615**	**964**	**8,209**
Unsecured				
Convertible bonds	17,500	538,206	-	-
Total unsecured borrowings	**17,500**	**538,206**	**-**	**-**
Total borrowings	**18,990**	**551,821**	**964**	**8,209**

31 December 2024

Lenders	Loan balance	Due < 1 year	Due > 1 year	Facility limit	Maturity date
	$'000	$'000	$'000	$'000	
The Hongkong and Shanghai Banking Corporation Limited As The Trustee For Convertible Bond Holders	555,706	17,500	538,206	650,000	30-Jul-29
IMBC Group	6,017	102	5,915	6,458	31-Mar-33
BNP Paribas	9,238	1,388	7,850	13,077	29-Feb-32
HSBC Australia Ltd	(150)	-	(150)	50,000	3 years from first utilization
Total	**570,811**	**18,990**	**551,821**	**719,535**	

31 December 2023

Lenders	Loan balance	Due < 1 year	Due > 1 year		Maturity date
	$'000	$'000	$'000		
BNP Paribas	9,173	964	8,209		29-Feb-32
Total	**9,173**	**964**	**8,209**		

23.1. Bank loans

The bank loans outstanding at 31 December 2024 are in relation to the build-out of the Brussels South radiopharmaceutical production facility. Telix Pharmaceuticals (Belgium) SPRL (a wholly owned subsidiary of Telix) entered into two loan agreements, one with BNP Paribas and IMBC Group totalling €10,100,000 on a 10-year term, and a second loan with BNP Paribas totalling €2,000,000 on a two-year extendable term. All loans have a two-year repayment holiday period, with repayments for the BNP Paribas bank loan commencing from March 2024 and repayment for the IMBC Group loan expected to commence in January 2026. The loans are secured by a fixed charged over the facility.

The loan agreements entitle BNP Paribas and IMBC Group to suspend or terminate all or part of the undrawn portion of the loan facilities with immediate effect and without prior notice. At 31 December 2024, the undrawn portion under the agreements was €2,407,000 ($4,036,000). As at the reporting date Telix has not received any notice to this effect.

The loan agreements require Telix Pharmaceuticals (Belgium) SPRL to comply with various covenants relating to the conduct of the business, including non-payment of required repayments, specified cross-defaults (in the event of the use of trade bills) and ensuring cumulative losses of Telix Pharmaceuticals (Belgium) SPRL do not exceed 25% of its capital and reserves. Upon the occurrence of an event of default and in the event of a change of control, BNP Paribas and IMBC Group may accelerate payments due under the loan agreements or terminate the loan agreements. There were no events of default or changes of control during the year.

23.2. Working capital facility

On 17 December 2024, the Group entered into an agreement with HSBC Bank Australia Limited (HSBC) to obtain a working capital facility of up to $50,000,000. To date, the Group has not utilized this facility and has incurred establishment fee costs of $150,000 associated with the facility.

The working capital facility is secured by a cash security deposit on an interest-bearing term deposit of $50,000,000 held by HSBC with a maturity date equivalent to the term of the facility. There are no financial covenants associated with the facility. Refer to note 16 for further details.

23.3. Convertible bonds

On 30 July 2024 the Group completed the issue of $650,000,000 in convertible bonds maturing in 2029. The bonds are convertible into fully paid ordinary shares in Telix Pharmaceuticals Limited. The initial conversion price of the convertible bonds is $24.78 per share, subject to anti-dilution adjustments set out in the final terms and conditions of the convertible bonds. The net proceeds were $635,093,000, after transaction costs.

The convertible bonds will bear interest at a rate of 2.375 per cent per annum. Interest will be payable quarterly in arrears on 30 October, 30 January, 30 April and 30 July in each year, beginning on 30 October 2024. The convertible bonds will mature on or about 30 July 2029, unless redeemed, repurchased, or converted in accordance with their terms. The convertible bonds are listed on the Singapore Exchange Securities Trading Limited (SGX-ST).

The convertible bonds are presented in the Group's consolidated statement of financial position as follows:

	2024	2023
	$'000	$'000
Face value of convertible bonds issued	650,000	-
Transaction costs	(14,972)	-
Other equity securities - value of conversion rights	(95,655)	-
Unwind of discount	13,773	-
Interest expense	6,419	-
Interest paid	(3,859)	-
Closing balance	**555,706**	**-**
Current	17,500	-
Non-current	538,206	-
Total convertible bond liability	**555,706**	**-**

The initial fair value of the liability portion of the bond was determined using a market interest rate for an equivalent non-convertible bond at the issue date. This fair value has been reduced by directly attributable transaction costs

associated with the issue of the convertible bonds. The liability is subsequently recognized on an amortized cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option and recognized as part of the share capital reserve, net of income tax and a proportion of transaction costs, and is not subsequently remeasured. Refer to note 29.2.2 for further details.

23.4. Reconciliation of liabilities arising from financing activities

	Opening balance	Net cash inflow/(outflow)	Other non-cash movements	Closing balance
	$'000	$'000	$'000	$'000
For the year ended 31 December 2024				
Bank loans	9,173	5,444	638	15,255
Convertible bonds	-	635,028	(79,322)	555,706
Lease liabilities	8,272	(2,760)	5,125	10,637
	17,445	**637,712**	**(73,559)**	**581,598**
For the year ended 31 December 2023				
Bank loans	3,312	5,756	105	9,173
Lease liabilities	7,134	(2,858)	3,996	8,272
	10,446	**2,898**	**4,101**	**17,445**

Other non-cash movements include recognition of the conversion option as part of the share capital reserve, new leases entered into during the year, leases acquired via acquisitions of a business, disposal of leases and exchange differences.

23.5. Fair value

For bank loans, the fair values are not materially different to their carrying amounts, since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.

For the convertible bonds, the fair value is outlined below. The fair value is based on discounted cash flows using a current borrowing rate. They are classified as level 3 fair values in the fair value hierarchy (refer to note 32.6) due to the use of unobservable inputs, including own credit risk.

	2024		2023	
	Carrying amount	Fair value	Carrying amount	Fair value
	$'000	$'000	$'000	$'000
Bank loans	15,255	15,255	9,173	9,173
Convertible bonds	555,706	556,042	-	-

23.6. Risk exposures

Capital risk management: Capital is defined as the combination of shareholders' equity, reserves and net debt. The key objective of the Group when managing its capital is to safeguard its ability to continue as a going concern, so that the Group can continue to provide benefits for stakeholders and maintain an optimal capital and funding structure. The aim of the Group's capital management framework is to maintain, monitor and secure access to future funding arrangements to finance the necessary research and development activities being performed by the Group.

24. Contract liabilities

The Group has recognized the following liabilities related to contracts with customers in licencing arrangements and non-reimbursable government grants received:

	2024	2023
	$'000	$'000
Balance at 1 January	**23,157**	**27,462**
Consideration received	-	-
Revenue recognized	(9,351)	(5,291)
Exchange differences	19	17
Unwind of discount	711	969
Balance at 31 December	**14,536**	**23,157**
Current	11,248	10,995
Non-current	3,288	12,162
Total contract liabilities	**14,536**	**23,157**

Grand Pharma strategic partnership

On 2 November 2020, the Group entered into a strategic commercial partnership with Grand Pharmaceutical Group Limited (Grand Pharma or GP, formerly known as China Grand Pharma or CGP) for the Group's portfolio of targeted radiation products. A non-refundable upfront payment of US$25,000,000 was received upon signing of the contract with GP. The strategic partnership with GP is accounted for as a revenue contract comprising the grant of a sublicense of the Group's existing intellectual property and the provision of research and development services. The Group has measured its contractual liability to undertake the identified future performance obligations relating to research and development services using a cost plus margin approach. As the performance obligation relating to research and development services is expected to be completed over several years from execution, a financing component has been recognized within Finance costs in profit or loss on an effective interest basis.

Walloon Region non-reimbursable grant

On 29 August 2022, Telix Innovations SA received a non-reimbursable government grant to support research efforts associated with ^{211}At-TLX591/TLX592. The first instalment received was for €365,000, this amount will be released to the Consolidated statement of comprehensive income or loss as the associated expenditure is incurred.

25. Lease liabilities

The consolidated statement of financial position shows the following amounts relating to leases:

	2024	2023
	$'000	$'000
Balance at 1 January	8,272	7,134
Additions	2,783	3,436
Acquisition of businesses	1,673	-
Interest expense	745	636
Lease payments (principal and interest)	(2,760)	(2,858)
Exchange differences	(76)	(76)
Balance at 31 December	**10,637**	**8,272**

Lease liabilities	**2024**	**2023**
	$'000	**$'000**
Current	2,496	595
Non-current	8,141	7,677
Total lease liabilities	**10,637**	**8,272**

The consolidated statement of comprehensive income shows the following amounts relating to leases:

Interest expense relating to leases	**2024**	**2023**
	$'000	**$'000**
Properties	649	604
Motor vehicles	96	32
Total lease interest	**745**	**636**

The total cash outflow for leases in 2024 comprises $2,015,000 (2023: $2,222,000) principal and $745,000 (2023: $636,000) interest payments.

26. Provisions

	Government grant liability	**Decommissioning liability**	**Total**
	$'000	**$'000**	**$'000**
Balance at 1 January 2024	**2,664**	**5,917**	**8,581**
Remeasurement of provisions	730	-	730
Unwind of discount	199	184	383
Charged to profit or loss	**929**	**184**	**1,113**
Exchange differences	262	193	455
Amounts adjusted to property, plant and equipment	-	5,408	5,408
Provision utilized	(855)	-	(855)
Balance at 31 December 2024	**3,000**	**11,702**	**14,702**
Current	930	-	930
Non-current	2,070	11,702	13,772
Total provisions	**3,000**	**11,702**	**14,702**
Balance at 1 January 2023	**2,551**	**5,333**	**7,884**
Remeasurement of provisions	(173)	-	(173)
Unwind of discount	238	181	419
Charged to profit or loss	**65**	**181**	**246**
Exchange differences	48	173	221
Amounts adjusted to intangible assets	-	286	286
Provision utilized	-	(56)	(56)
Balance at 31 December 2023	**2,664**	**5,917**	**8,581**
Current	577	-	577
Non-current	2,087	5,917	8,004
Total provisions	**2,664**	**5,917**	**8,581**

26.1. Government grant liability

Telix Innovations has received grants from the Walloon regional government in Belgium. These grants meet the definition of a financial liability as defined in IFRS 9/AASB 9 *Financial Instruments* and were designated to be measured at fair value through profit and loss.

The grants are repayable to the Walloon government based on a split between fixed and variable repayments. The fixed proportion is based on contractual cash flows agreed with the Walloon government. The variable cash flows are based on a fixed percentage of future sales and are capped at an agreed upon level.

The Group has estimated that the full variable repayments will be made up to the pre-agreed capped amount. The key inputs into this calculation are the risk adjusted discount rate of 3.3% (2023: 3.4%), the expected sales volumes and the net sales price per unit. The expected sales volumes and net sales price per unit assumptions are consistent with those utilized by the Group in the calculation of the contingent consideration liability and intellectual property valuation.

26.2. Decommissioning liability

Telix owns and operates a radiopharmaceutical production facility in Belgium. The site has cyclotrons installed in concrete shielded vaults which also contain some nuclear contamination associated with past manufacturing activities. Telix has an obligation to remove the cyclotrons and restore the site.

In 2024, new cyclotrons were installed in the facility, which will be decommissioned at the end of the operating life of the facility. A provision for dismantling and removal of $5,408,000 has been recognized with respect to these cyclotrons, in addition to existing remediation costs to remove nuclear contamination in the vaults.

The total decommissioning costs expected to be incurred in 2041 of €12,451,000 (2023: €6,021,000) have been discounted using the Belgium risk-free rate of 3.3% (2023: 3.4%) and translated to Australian dollars at the exchange rate at 31 December 2024.

The provision represents the best estimate of the expenditures required to settle the present obligation at 31 December 2024. While the Group has made its best estimate in establishing its decommissioning liability, because of potential changes in technology as well as safety and environmental requirements, plus the actual timescale to complete decommissioning, the ultimate provision requirements could vary from the Group's current estimates. Any subsequent changes in estimate which alter the level of the provision required are also reflected in adjustments to property, plant and equipment. Each year, the provision is increased to reflect the unwind of discount and to accrue an estimate for the effects of inflation, with the charges being presented in the consolidated statement of comprehensive income or loss. Actual payments for commencement of decommissioning activity are disclosed as provision utilized in the above table.

27. Contingent consideration

	ANMI	TheraPharm	Optimal Tracers	IsoTherapeutics	ARTMS	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Balance at 1 January 2024	**90,493**	**2,178**	**83**	**-**	**-**	**92,754**
Remeasurement of contingent consideration	11,062	-	-	-	-	11,062
Unwind of discount	12,005	295	-	-	2,078	14,378
Charged to profit or loss	**23,067**	**295**	**-**	**-**	**2,078**	**25,440**
Exchange differences	3,895	265	(10)	410	1,519	6,079
Acquisition of businesses	-		-	7,662	22,492	30,154
Amounts adjusted to intangible assets	-	1,579	-	-	-	1,579
Payments for contingent consideration	(39,657)	-	(33)	-	-	(39,690)
Balance at 31 December 2024	**77,798**	**4,317**	**40**	**8,072**	**26,089**	**116,316**
Current	77,798	-	40	8,072	-	85,910
Non-current	-	4,317	-	-	26,089	30,406
Total contingent consideration	**77,798**	**4,317**	**40**	**8,072**	**26,089**	**116,316**
Balance at 1 January 2023	**62,541**	**1,690**	**718**	**-**	**-**	**64,949**
Remeasurement of contingent consideration	34,275	-	-	-	-	34,275
Unwind of discount	11,033	278	83	-	-	11,394
Charged to profit or loss	**45,308**	**278**	**83**	**-**	**-**	**45,669**
Exchange differences	410	(279)	(46)	-	-	85
Amounts adjusted to intangible assets	-	489	(672)	-	-	(183)
Payments for contingent consideration	(17,766)	-	-	-	-	(17,766)
Balance at 31 December 2023	**90,493**	**2,178**	**83**	**-**	**-**	**92,754**
Current	37,070	-	83	-	-	37,153
Non-current	53,423	2,178	-	-	-	55,601
Total contingent consideration	**90,493**	**2,178**	**83**	**-**	**-**	**92,754**

27.1. Telix Innovations (formerly ANMI)

The Group acquired ANMI on 24 December 2018. The Group is liable for future variable payments which are calculated based on the percentage of net sales for five years following the achievement of marketing authorization of the product. The percentage of net sales varies depending on the net sales achieved in the U.S. and the rest of the world. The Group also holds an option to buy-out the remaining future variable payments in the third year following the achievement of marketing authorization, if specified sales thresholds are met.

As at consolidated statement of financial position date, the Group has remeasured the contingent consideration to its fair value. The remeasurement is as a result of changes to the key assumptions such as risk adjusted post-tax discount rate, expected sales volumes and net sales price per unit.

The contingent consideration liability has been valued using a cash flow model that utilizes certain unobservable level 3 inputs. These key assumptions include expected sales volumes over the forecast period and net sales price per unit.

The following table summarises the quantitative information about these assumptions, including the impact of sensitivities from reasonably possible changes where applicable:

Contingent consideration valuation

Unobservable input	Methodology	31 December 2024
Expected sales volumes	This is determined using actual sales volumes for 2024 and forecasting sales volumes for 2025 and beyond for each region.	A 10% increase / decrease in sales volumes across all regions would increase / decrease the contingent consideration by $1,815,000.
Net sales price per unit	This is determined using actual sales prices for 2024 and forecasting sales prices for 2025 and beyond for each region.	A 10% increase / decrease in net sales price per unit across all regions would increase / decrease the contingent consideration by $1,815,000.

27.2. Telix Switzerland (formerly TheraPharm)

Telix acquired TheraPharm on 14 December 2020. Part of the consideration for the acquisition was in the form of future payments contingent on certain milestones. These are:

- €5,000,000 cash payment upon successful completion of a Phase 3 pivotal registration trial
- €5,000,000 cash payment upon achievement of marketing authorization in Europe or the United States, whichever approval comes first, and
- 5% of net sales for the first three years following marketing authorization in Europe or the United States, whichever approval comes first.

The valuation of the contingent consideration has been performed utilizing a discounted cash flow model that uses certain unobservable assumptions. These key assumptions include risk adjusted post-tax discount rate of 12.5% (2023: 13.0%), marketing authorization date, expected sales volumes over the forecast period, net sales price per unit and approval for marketing authorization probability success factor.

The following table summarizes the quantitative information about these assumptions, including the impact of sensitivities from reasonably possible changes where applicable:

Contingent consideration valuation

Unobservable input	Methodology	31 December 2024
Risk adjusted post-tax discount rate	The post-tax discount rate used in the valuation has been determined based on required rates of returns of listed companies in the biotechnology industry (having regards to their stage of development, size and risk adjustments).	A 0.5% increase / decrease in the post-tax discount rate would decrease / increase the contingent consideration by $79,000.
Expected sales volumes	This is determined through assumptions on target market population, penetration and growth rates in the United States and Europe.	A 10% increase / decrease in the sales volumes would increase / decrease the contingent consideration by $109,000.
Net sales price per unit	The net sales price per unit is estimated based on comparable products currently in the market.	A 10% increase / decrease in the net sales price per unit would increase / decrease the contingent consideration by $112,000.
Approval for marketing authorization probability success factor	This assumption is based on management's estimate for achieving regulatory approval and is determined through benchmarking of historic approval rates.	An increase / decrease in the probability of success factor by 10% would increase / decrease the contingent consideration by $1,476,000.

27.3. IsoTherapeutics

The Group acquired IsoTherapeutics on 9 April 2024. The Group is liable for $7,662,000 which is payable in cash for performance-related milestone payments that are subject to meeting milestone conditions within twelve months of closing. Subsequent to 31 December 2024, the milestone conditions were satisfied and the associated liability has been settled.

27.4. ARTMS

Telix acquired ARTMS on 11 April 2024. Part of the consideration for the acquisition included US$24.5 million (approximately AU$37.0 million) in contingent future earn-out payments which is payable in cash following achievement

of certain clinical or commercial milestones. All earn-outs which have not otherwise expired will terminate on the 10 year anniversary of completion.

In addition to the above, the contingent consideration includes future royalty payments for a low single to low double-digit percentage of net sales of ARTMS products or Telix products.

The contingent consideration liability has been valued using a discounted cash flow model that utilizes certain unobservable level 3 inputs. These key assumptions include risk adjusted post-tax discount rate at acquisition of 15%, FDA approval dates, expected sales volume over the forecast period, net sales price per unit and a probability success factor in relation to ARTMS achieving its clinical or commercial milestones.

The following table summarises the quantitative information about these assumptions, including the impact of sensitivities from reasonably possible changes where applicable:

Contingent consideration valuation

Unobservable input	Methodology	31 December 2024
Risk adjusted post-tax discount rate	The post-tax discount rate used in the valuation has been determined based on required rates of returns of listed companies in the biotechnology industry (having regards to their stage of development, size and risk adjustments).	A 0.5% increase / decrease in the post-tax discount rate would decrease / increase the contingent consideration by $235,000.
Expected sales volumes - ARTMS and Telix products	This is determined through assumptions on target market population, penetration and growth rates in the United States and Europe.	A 10.0% increase / decrease in the sales volumes would increase / decrease the contingent consideration by $1,083,000.
Net sales price per unit	The net sales price per unit is estimated based on comparable products currently in the market.	A 10.0% increase / decrease in the net sales price per unit would increase / decrease the contingent consideration by $1,020,000 across the different royalties.
Milestone achievement probability of success factor	This assumption is based on management's estimate for achieving the clinical or commercial milestones.	An increase / decrease in the probability of success factor by 10% would increase / decrease the contingent consideration by $2,709,000.

28. Employee benefit obligations

	2024	2023
	$'000	$'000
Bonus	18,142	10,630
Annual leave	4,692	3,282
Long service leave	497	330
Balance at 31 December	**23,331**	**14,242**
Current	22,834	13,912
Non-current	497	330
Total employee benefit obligations	**23,331**	**14,242**

29. Equity

29.1. Share capital

	2024	2023	2024	2023
	Number '000	Number '000	$'000	$'000
Balance at 1 January	**323,727**	**316,343**	**446,268**	**370,972**
Shares issued through the exercise of share options and warrants[1]	525	3,879	8,080	42,572
Shares issued for Dedicaid[2]	-	207	-	1,829
Shares issued for Lightpoint[3]	-	3,298	-	30,895
Shares issued for IsoTherapeutics[4]	718	-	8,912	-
Shares issued for ARTMS[5]	5,675	-	71,610	-
Shares issued for QSAM[6]	4,080	-	61,906	-
Balance at 31 December	**334,725**	**323,727**	**596,776**	**446,268**

1. Options exercised during the year through the employee Equity Incentive Plan resulted in 525,000 (2023: 3,879,000) shares being issued of total value of $8,080,000 (2023: $42,572,000).
2. On 27 April 2023, the Group completed the acquisition of Dedicaid GmbH. The consideration for the acquisition comprised 207,000 in Telix shares at a 10-day volume weighted average price of shares on the execution date of $8.73 per share.
3. On 1 November 2023, the Group completed the acquisition of Lightpoint through the issue of 3,298,000 fully paid ordinary Telix shares at $9.3659 per share.
4. On 9 April 2024, the Group completed the acquisition of IsoTherapeutics. The consideration included the issue of 717,587 fully paid ordinary Telix shares at $12.42 per share.
5. On 11 April 2024, the Group completed the acquisition of ARTMS. The consideration included the issue of 5,674,365 fully paid ordinary Telix shares at $12.62 per share.
6. On 3 May 2024, the Group completed the acquisition of QSAM. The purchase price included the issue of 3,671,120 fully paid ordinary Telix shares at $14.80 per share and a further 409,026 fully paid ordinary Telix shares at $18.05 per share.

The weighted average ordinary shares for the period 1 January 2024 to 31 December 2024 is 331,226,491 (2023: 319,180,783). The Company does not have a limited amount of authorized capital under Australian law.

Rights applying to securities:

1. *Ordinary shares:* Ordinary shares entitle the holder to participate in dividends, and to share in the proceeds of winding up the Company in proportion to the number of and amounts paid on the shares held.
2. *Options and rights:* Holders of Options and rights have no voting rights. Information relating to the Company's Employee Incentive Plan (EIP), including details of Options issued, exercised and lapsed during the financial year, is set out in note 30.

29.2. Share capital reserve

	2024	2023	2024	2023
	Number '000	Number '000	$'000	$'000
Balance at 1 January	-	-	(62,829)	(26,909)
Treasury shares acquired	525	3,877	(7,081)	(35,920)
Issue of convertible bonds	-	-	97,900	-
Transaction costs arising on convertible bonds issue	-	-	(2,245)	-
Shares allocated to employees	(525)	(3,877)	-	-
Balance at 31 December	**-**	**-**	**25,745**	**(62,829)**

29.2.1. Treasury shares

Ordinary shares in the Company were purchased by the Telix Pharmaceuticals Employee Share Trust for the purpose of issuing shares under the Equity Incentive Plan. These shares are allocated to employees and are not held within the Employee Share Trust (see note 30 for further information).

29.2.2. Conversion right of convertible bonds

The amount shown for the issue of convertible bonds is the fair value of the conversion rights relating to the convertible bonds.

29.3. Other reserves

	Foreign currency translation reserve	Share-based payments reserve	Financial assets at FVOCI reserve	Total
	$'000	$'000	$'000	$'000
Balance as at 1 January 2024	**(5,414)**	**35,446**	**(895)**	**29,137**
Other comprehensive income	47,684	-	(4,986)	42,698
Total comprehensive income	**47,684**	**-**	**(4,986)**	**42,698**
Share-based payments to employees	-	19,660	-	19,660
Share-based payments associated with acquisitions	-	67,943	-	67,943
Transfer on exercise of options	-	(784)	-	(784)
	-	**86,819**	**-**	**86,819**
Balance as at 31 December 2024	**42,270**	**122,265**	**(5,881)**	**158,654**

	Foreign currency translation reserve	Share-based payments reserve	Financial assets at FVOCI reserve	Total
	$'000	$'000	$'000	$'000
Balance as at 1 January 2023	**(562)**	**9,321**	**-**	**8,759**
Other comprehensive loss	(4,852)	-	(895)	(5,747)
Total comprehensive loss	**(4,852)**	**-**	**(895)**	**(5,747)**
Share-based payments to employees	-	8,786	-	8,786
Share-based payments associated with acquisitions	-	21,278	-	21,278
Transfer on exercise of options	-	(3,939)	-	(3,939)
	-	**26,125**	**-**	**26,125**
Balance as at 31 December 2023	**(5,414)**	**35,446**	**(895)**	**29,137**

29.4. Share-based payments reserve

	2024	2023
	Number '000	Number '000
Balance at 1 January	**14,601**	**11,736**
EIP options issued	9,877	6,689
Performance Rights issued[1]	4,284	2,524
Options exercised	(619)	(4,524)
Options lapsed	(2,621)	(1,824)
Balance at 31 December	**25,522**	**14,601**

1. Relates to the acquisition of QSAM in the current period and Lightpoint in the prior year.

29.5. Financial assets at FVOCI reserve

The Group has elected to recognize changes in the fair value of certain investments in equity securities in Other comprehensive income (OCI), as explained in note 16. These changes are accumulated within the FVOCI reserve within equity.

The table below shows how the FVOCI reserve relates to equity securities:

	2024	2023
	$'000	$'000
Balance at 1 January	(895)	-
Revaluation - gross	(4,986)	(895)
Deferred tax	-	-
Balance at 31 December	**(5,881)**	**(895)**

30. Share-based payments

Equity Incentive Plan and Options

The Equity Incentive Plan (EIP) was established to allow the Board of Telix to make offers to Eligible Employees to acquire securities in the Company and to otherwise incentivise employee long term performance. 'Eligible Employees' includes full time, part time or casual employees of a Group Company, a Non-Executive Director of a Group Company, a Contractor, or any other person who is declared by the Board to be eligible.

The Board may, from time to time and in its absolute discretion, invite Eligible Employees to participate in a grant of Incentive Securities, which may comprise Rights (including Performance Share Appreciation Rights), Options, and/or Restricted Shares. Vesting of Incentive Securities under the EIP is subject to any vesting or performance conditions determined by the Board. Incentive Securities are normally granted under the EIP for no consideration and carry no dividend or voting rights. When exercised, each Incentive Security is convertible into one Share.

Non-Executive Directors are able to participate in the Equity Incentive Plan, under which equity may be issued subject to Shareholder approval. Options are however normally issued to Non-Executive Directors not as an 'incentive' under the EIP but as a means of cost-effective consideration for agreeing to join the Board. The details of Incentive Securities on issue to individual Directors can be found in the Remuneration report for the year ended 31 December 2024. For the purposes of this table and to illustrate the total number of Incentive Securities on issue under the rules of the EIP, all Incentive Securities issued to Non-Executive Directors, Executive Directors, employees and contractors are included.

Incentive Securities contain a cashless exercise clause that allows employees to exercise the securities for an exercise price of $0.00 in exchange for forfeiting a portion of their vested securities.

	2024	2024	2023	2023
	Number		Number	
	'000	WAEP[1]	'000	WAEP[1]
Balance at 1 January	**12,077**	**5.59**	**11,736**	**3.62**
Granted during the year	9,878	11.19	6,689	6.64
Exercised during the year	(619)	3.34	(4,524)	2.68
Lapsed/forfeited during the year	(2,621)	5.87	(1,824)	4.00
Balance at 31 December	**18,715**	**8.58**	**12,077**	**5.59**
Vested and exercisable at 31 December	**754**	**4.91**	**2,221**	**3.73**

1. WAEP - weighted average exercise price

Expense arising from share based payments transactions:

	2024	2023
	$'000	$'000
Options issued under EIP	19,660	8,786
Total	**19,660**	**8,786**

Equity Incentive Plan and Options

Details of the number of options issued under the EIP outstanding at the end of the year:

Grant date	Vesting date	Expiry date	Exercise price	Options on issue at 1 January 2024	Issued during the year	Vested during the year	Exercised during the year	Lapsed during the year	Options on issue at 31 December 2024
				'000	'000	'000	'000	'000	'000
4-Nov-19	4-Nov-22	3-Nov-23	2.30	100	-	-	-	(100)	-
13-Jan-20	13-Jan-23	12-Jan-24	2.23	735	-	-	(300)	(435)	-
1-Jul-20	1-Jul-23	30-Jun-24	1.83	88	-	-	(88)	-	-
27-Jan-21	28-Oct-22	26-Jan-26	4.38	712	-	-	(45)	(318)	349
27-Jul-21	28-Oct-22	27-Jul-26	5.37	585	-	-	(130)	(50)	405
27-Jul-21	27-Jul-25	27-Jul-26	0.00	100	-	-	-	-	100
5-Apr-22	31-Dec-24	4-Apr-27	4.95	2,078	-	-	-	(158)	1,920
5-Apr-22	31-Dec-24	4-Apr-27	0.00	150	-	-	-	-	150
24-Oct-22	31-Dec-24	24-Oct-27	6.15	1,259	-	-	(56)	(290)	913
2-May-23	31-Dec-25	27-Mar-28	6.90	3,076	1,273	-	-	(444)	3,905
6-Jul-23	31-Dec-25	16-May-28	9.07	779	338	-	-	(127)	990
6-Jul-23	31-Mar-25 or 31-Dec-25	15-Jun-25, 15-Jun-28	0.00	245	-	-	-	(30)	215
18-Oct-23	30-Jun-26	20-Sep-28	11.37	466	203	-	-	(59)	610
31-Oct-23	31-Dec-26	31-Oct-28	0.00	466	-	-	-	(60)	406
31-Oct-23	31-Dec-27	31-Oct-29	0.00	466	-	-	-	(60)	406
30-Nov-23	30-Jun-26	14-Nov-28	8.72	772	298	-	-	(186)	884
8-Mar-24	31-Dec-26	31-Mar-29	0.00	-	220	-	-	-	220
8-Mar-24	31-Dec-27	31-Mar-30	0.00	-	220	-	-	-	220
21-Mar-24, 22-May-24	31-Mar-27	31-Mar-29	11.94	-	4,693	-	-	(246)	4,447
26-Apr-24	31-Mar-27	31-Mar-29	0.00	-	35	-	-	-	35
26-Aug-24	1-Apr-25	4-Apr-25	0.00	-	45	-	-	-	45
26-Aug-24	1-Apr-25	31-Mar-27	0.00	-	85	-	-	-	85
26-Aug-24	31-Mar-27	4-Apr-27	0.00	-	10	-	-	-	10
26-Aug-24	31-Mar-27	31-Mar-29	0.00	-	55	-	-	(30)	25
26-Aug-24	31-Mar-28	4-Apr-28	0.00	-	10	-	-	-	10
26-Aug-24	31-Mar-28	31-Mar-30	0.00	-	55	-	-	-	55
19-Sep-24	31-Mar-28	31-Mar-29	18.45	-	1,724	-	-	(28)	1,696
19-Sep-24	31-Mar-28	31-Mar-30	18.45	-	300	-	-	-	300
17-Oct-24	1-Nov-27	1-Nov-29	0.00	-	157	-	-	-	157
17-Oct-24	1-Nov-28	1-Nov-30	0.00	-	157	-	-	-	157
				12,077	**9,878**	**0**	**(619)**	**(2,621)**	**18,715**

The assessed fair value of recent tranches of options granted are outlined below. The fair value at grant date is independently determined using the Black Scholes Model. The model inputs for options granted during the year ended 31 December 2024 are included below.

	Mar-24	Mar-24	21-Mar-24, 22-May-24	Apr-24	Aug-24	Sep-24	Oct-24
Fair value	$11.70	$11.70	$7.59 and $8.57	$14.91	$19.86	$9.22	$21.00
Consideration	$NIL	$NIL	$NIL	$NIL	$NIL	$NIL	$NIL
Exercise price	$0.00	$0.00	$11.94	$0.00	$0.00	$18.45	$0.00
Grant date	8-Mar-24	8-Mar-24	21-Mar-24, 22-May-24	26-Apr-24	26-Aug-24	19-Sep-24	17-Oct-24
Expiry date	31-Mar-29	31-Mar-30	31-Mar-29	31-Mar-29	Various	31-Mar-29 & 31-Mar-30	1-Nov-29 & 1-Nov-30
Term	5 years	1006 years	5 years	5 years	1 - 8 years	5 years	3 & 4 years
Share price at grant date	$11.70	$11.70	$13.27 and $15.78	$14.91	$19.86	$18.76	$21.00
Volatility	47%	47%	60%	46%	33%	55%	47%
Dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Risk-free rate	3.66%	3.72%	3.77% and 3.98%	4.02%	3.44%	3.56%	3.81%

In November 2024, an additional grant of options was made to all PSARs recipients to align to the approach adopted for stretch PSARs issued to the MD & CEO (granting at 150% of target). All performance and vesting conditions remain the same as the original offer and continue to apply.

31. Cash flow information

31.1. Reconciliation of profit after income tax to net cash from operating activities

		2024	2023
		$'000	$'000
Profit before income tax		56,056	3,087
Adjustments for			
Depreciation and amortization		8,018	6,743
Impairment/(reversal of impairment) of intangible assets		(768)	804
Fair value remeasurement of contingent consideration		11,062	34,275
Fair value remeasurement of provisions		730	(173)
Unwind of discount		37,398	12,782
Share-based payments		19,660	8,786
Foreign exchange losses		(17,317)	2,124
Interest paid		(4,730)	(785)
Income taxes paid		(2,809)	(10,253)
Change in assets and liabilities			
(Increase) in trade and other receivables		(57,080)	(27,382)
(Increase) in inventory		(3,239)	(9,636)
(Increase) in other current assets		(10,864)	(10,451)
(Increase)/decrease in other non-current assets		555	(259)
Increase in trade creditors		43,904	33,704
Trade and other payables capitalised to intangible assets		-	(4,385)
Contingent consideration payments classified as operating		(35,886)	(16,282)
Increase in employee benefit obligations		8,498	6,476
(Decrease) in provisions		(808)	-
(Decrease) in contract liabilities		(9,351)	(5,291)
Net cash from operating activities		**43,029**	**23,884**

32. Financial risk management

The Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Group. The Group uses different methods to measure different types of risk to which it is exposed.

32.1. Interest rate risk

The Group’s borrowings at 31 December 2024 have fixed interest rates, and therefore the Group is not exposed to any significant interest rate risk.

32.2. Price risk

The Group's exposure to equity securities price risk arises from investments held by the Group and classified in the consolidated statement of financial position at fair value through other comprehensive income (FVOCI) (note 16).

The amounts recognized in other comprehensive income in relation to investments held by the Group are disclosed in note 29.5.

32.3. Foreign currency risk

The Group operates internationally and is exposed to foreign exchange risk, primarily the US dollar and Euro. Foreign exchange risk arises from commercial activities in the U.S. and research and development activities in Europe and the U.S..

The Group's treasury risk management policy is to settle all US dollar denominated expenditure with US dollar denominated receipts from sales of Illuccix® in the U.S.. The Group also manages currency risk by making decisions as to the levels of cash to hold in each currency by assessing its future activities which will likely be incurred in those currencies. Any remaining foreign currency exposure has therefore not been hedged.

The Group has both foreign currency receivables and payables, predominantly denominated in US dollar and Euro. The Group had a surplus of foreign currency receivables over payables of $80,250,000 at 31 December 2024 (2023: $16,927,000).

The Group’s exposure to the risk of changes in foreign exchange rates also relates to the Group’s net investments in foreign subsidiaries, which predominantly include denominations in Euro and US dollar. Given the acquisitions during the current year, the Group has a significant exposure to the US Dollar.

As at 31 December 2024, the Group held 32.0% (2023: 47.5%) of its cash in Australian dollars, 64.8% (2023: 49.2%) in US dollars, 2.8% (2023: 3.0%) in EUR, 0.0% (2023: 0.1%) in Japanese Yen (JPY), 0.1% (2023 0.0%) in British pounds (GBP), 0.1%(2023: 0.0%) in Canadian dollars (CAD) and 0.1% (2023: 0.1%) in Swiss Francs (CHF).

Exposure

The balances held at 31 December 2024 that give rise to currency risk exposure are presented in Australian dollars below:

	As at 31 December 2024						
	USD	AUD	EUR	CHF	JPY	GBP	CAD
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cash and cash equivalents	460,664	227,312	20,169	574	208	1,011	408
Trade receivables	136,525	734	2,367	-	-	-	99
Financial assets	-	50,000	6,093	-	-	-	-
Trade payables	(76,881)	(12,363)	(22,052)	(746)	(28)	(1,608)	(1,890)
Government grant	-	-	(3,000)	-	-	-	-
Decommissioning liability	-	-	(11,702)	-	-	-	-
Contingent consideration	(91,417)	(838)	(24,061)	-	-	-	-
Borrowings	-	(538,056)	(15,255)	-	-	-	-

The balances held at 31 December 2023 that give rise to currency risk exposure are presented in Australian dollars below:

	As at 31 December 2023						
	USD	AUD	EUR	CHF	JPY	GBP	CAD
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Cash and cash equivalents	60,659	58,649	3,678	118	133	-	-
Trade receivables	37,131	26,478	1,168	-	-	-	-
Trade payables	(9,224)	(67,581)	(4,721)	-	(8)	(162)	(8)
Government grant liability	-	-	(2,550)	-	-	-	-
Decommissioning liability	-	-	(5,333)	-	-	-	-
Contingent consideration liability	(64,231)	-	-	-	-	-	-
Borrowings	-	-	(9,173)	-	-	-	-

Sensitivity

Outlined below is a sensitivity analysis which assesses the impact that a change of +/- 10% in the exchange rates as at each reporting date would have on the Group's reported profit after income tax and/or equity balance.

	Impact on post-tax profit							
	2024	2024	2024	2024	2023	2023	2023	2023
	+10% Profit/ (loss)	-10% Profit/ (loss)	+10% Equity	-10% Equity	+10% Profit/ (loss)	-10% Profit/ (loss)	+10% Equity	-10% Equity
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
USD	(16,040)	19,605	(24,189)	29,564	1,699	(2,076)	(7,860)	9,606
EUR	2,413	(2,949)	553	(676)	1,496	(1,828)	(231)	283
CHF	(0)	0	68	(83)	-	-	(29)	35
JPY	1	(1)	(17)	21	-	-	(12)	14
GBP	2	(3)	52	(64)	-	1	-	-
CAD	-	-	(37)	45	-	-	(7)	8
Total	**(13,624)**	**16,652**	**(23,570)**	**28,808**	**3,195**	**(3,903)**	**(8,139)**	**9,946**

32.4. Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. Credit risk arises from cash and cash equivalents and credit exposures to customers, including outstanding receivables.

Credit risk is managed on a group basis. If customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, the Group assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings. The compliance with credit limits by customers is regularly monitored.

The Group applies the IFRS 9/AASB 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables.

To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The expected loss rates are based on historical payment profiles of sales and the corresponding historical credit losses experienced. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

Trade receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Group, and the failure to make contractual payments for a period of greater than 120 days past due.

Impairment losses on trade receivables are presented within selling and marketing costs within profit or loss. Subsequent recoveries of amounts previously written off are credited against the same line item.

As at 31 December 2024, the expected credit losses are $211,000 (2023: $533,000). The following tables sets out the ageing of trade receivables, according to their due date:

Aged trade receivables

	Expected credit losses		Gross carrying amount	
	2024	2023	2024	2023
	$'000	$'000	$'000	$'000
Not past due:	-	-	129,712	57,576
Past due:				
30 days	(30)	-	5,956	4,298
60 days	(9)	(1)	884	381
90 days	(30)	(4)	1,003	932
120 days	(142)	(528)	2,101	2,123
Total	**(211)**	**(533)**	**139,656**	**65,310**

Credit risk concentration profile

The Group has a significant credit risk exposure to three distributors of 87% (2023: 81% to three distributors). The Group defines major credit risk as exposure to a concentration exceeding 10% of a total class of such asset.

32.5. Liquidity risk

The Group is exposed to liquidity and funding risk from operations and from borrowings, where the risk is that the Group may not be able to refinance debt obligations or meet other cash outflow obligations when required. Vigilant liquidity risk management requires the Group to maintain sufficient liquid assets (mainly cash and cash equivalents). The Group manages liquidity risk by maintaining adequate cash reserves by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities.

Remaining contractual maturities:

The following tables detail the Group's remaining contractual maturity for its financial instrument liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid. The tables include both interest and principal cash flows disclosed as remaining contractual maturities and therefore these totals may differ from their carrying amount in the consolidated statement of financial position.

	1-6 months	6-12 months	1-5 years	Over 5 years	Total contractual cash flows	Carrying amount of liabilities
As at 31 December 2024	$'000	$'000	$'000	$'000	$'000	$'000
Non-derivatives						
Trade and other payables	139,927	-	-	-	139,927	139,927
Borrowings	8,454	8,464	716,899	5,104	738,921	570,811
Lease liabilities	1,477	1,463	7,948	135	11,023	10,637
Government grant liability	1,210	491	1,329	182	3,212	3,000
Contingent consideration	85,635	-	38,186	1,989	125,810	116,316
Total financial liabilities	**236,703**	**10,418**	**764,362**	**7,410**	**1,018,893**	**840,691**

	1-6 months	6-12 months	1-5 years	Over 5 years	Total contractual cash flows	Carrying amount of liabilities
As at 31 December 2023	**$'000**	**$'000**	**$'000**	**$'000**	**$'000**	**$'000**
Non-derivatives						
Trade and other payables	81,704	-	-	-	81,704	81,704
Borrowings	1,105	1,105	8,839	6,859	17,908	9,173
Lease liabilities	1,044	1,057	6,744	1,264	10,109	8,272
Government grant liability	376	577	3,169	593	4,715	2,664
Contingent consideration	-	38,382	65,229	2,352	105,963	92,754
Total financial liabilities	**84,229**	**41,121**	**83,981**	**11,068**	**220,399**	**194,567**

32.6. Fair value

This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements.

32.6.1. Financial assets

Financial assets are categorised as either level 1 or level 3 financial assets and remeasured at each reporting date with movements recognized in other comprehensive income. The inputs used in level 1 the fair value calculations are with reference to published price quotations for the associated equity instruments in an active market.

Level 3 financial assets are subject to key assumptions and unobservable inputs which include risk adjusted post-tax discount rates and forecasted discounted cashflows. These inputs significantly impact the underlying value of these assets.

Sensitivity of level 1 financial assets

An increase/(decrease) of 10% in the share price of each financial asset while holding all other variables constant will increase/(decrease) other comprehensive income by $377,000 (2023: $1,178,000).

Sensitivity of level 3 financial assets

An increase/(decrease) of 10% in discounted cashflows of each financial asset while holding all other variables constant will increase/(decrease) other comprehensive income by $300,000 (2023: $nil).

32.6.2. Financial liabilities

Contingent consideration liabilities are categorised as level 3 financial liabilities and remeasured at each reporting date with movements recognized in profit or loss, except in instances where changes are permitted to be added to/reduce an associated asset. The inputs used in fair value calculations are determined by Management.

The carrying amount of financial liabilities measured at fair value is principally calculated based on inputs other than quoted prices that are observable for these financial liabilities, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices). Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the management's views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates.

Sensitivity of level 3 financial liabilities

The potential effect of using reasonably possible alternative assumptions in valuation models, based on a change in the most significant input, such as sales volumes, by an increase/(decrease) of 10% while holding all other variables constant will increase/(decrease) profit before tax by $3,007,000 (2023: $4,510,000).

Valuation processes

The finance team of the Group performs the valuation of contingent consideration liabilities required for financial reporting purposes, including level 3 fair values. This team reports directly to the Chief Financial Officer (CFO). Discussions of valuation processes and results are held between the CFO and Board at least once every six months, in line with the Group's half-yearly reporting periods.

The main level 3 inputs used by the Group in measuring the fair value of contingent consideration liabilities are derived and evaluated as follows:

- discount rates are determined by an independent third party using a weighted average cost of capital model to calculate a post-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset
- regulatory/marketing authorization approval dates and approval for marketing authorization probability risk factors are derived in consultation with the Group's regulatory team
- expected sales volumes and net sales price per unit are estimated based on market information on annual incidence rates and information for similar products and expected market penetration, and
- contingent consideration cash flows are estimated based on the terms of the sale contract. Changes in fair values are analysed at the end of each reporting period during the half-yearly valuation discussion between the CFO and Board. As part of this discussion the CFO presents a report that explains the reason for the fair value movement.

33. Contingent liabilities

The Group has entered into collaboration arrangements, including in-licensing arrangements with various companies. Such collaboration agreements may require the Group to make payments on achievement of stages of development, launch or revenue milestones and may include variable payments that are based on unit sales or profit (e.g. royalty and profit share payments). The amount of variable payments under the arrangements are inherently uncertain and difficult to predict, given the direct link to future sales, profit levels and the range of regulatory or development outcomes.

On 24 October 2024, the Group submitted and the FDA accepted the NDA for TLX101-CDx (Pixclara). As at 31 December 2024, there are potential milestone payments of US$100,000 in relation to clinical data used in the NDA and should the Group be successful in obtaining regulatory approval.

On 30 December 2024 the Group submitted its Biologics License Application (BLA) to the U.S. FDA for its investigational positron emission tomography (PET) imaging agent TLX250-CDx in clear cell renal cell carcinoma (ccRCC). As at 31 December 2024, there are potential milestone payments of US$1,850,000 to a licensor should the Group be successful in obtaining regulatory approval and commercialization in the U.S..

The Group also has certain take or pay arrangements with contract manufacturers or service providers which serve as commercial manufacturers and suppliers for certain products. To the extent a commitment is determined to be onerous, these are provided for within provisions in the consolidated statement of financial position.

34. Commitments

At 31 December 2024 and at the date of these financial statements, the Group had commitments against existing R&D and capital commitments relating to construction or leasehold improvements at various facilities. R&D commitments in future years are estimated based on the contractual obligations included within agreements entered into by the Group.

	Due < 1 year	Due > 1 year
	$'000	$'000
At 31 December 2024		
Capital commitments	42,679	22,502
R&D commitments	30,151	7,620
	72,830	**30,122**
31 December 2023		
Capital commitments	16,572	40,000
R&D commitments	28,112	20,403
	44,684	**60,403**

35. Related party transactions

35.1. Key management personnel compensation

	2024	2023
	$	$
Short-term employee benefits	3,900,376	3,092,881
Superannuation entitlements	211,912	159,017
Share-based payments	2,373,261	1,167,650
	6,485,549	**4,419,548**

35.2. Transactions with other related parties

	2024	2023
	$	$
Purchases of various goods and services from entities controlled by key management personnel[1]	778,617	1,256,490

Dr. Andreas Kluge (previously a Non-executive Director (NED), retired from the Board on 17 October 2024), is the principal owner and Geschäftsführer (Managing Director) of ABX-CRO, a clinical research organization (CRO) that specialises in radiopharmaceutical product development. Following retirement as a Non-Executive Director, Dr. Kluge has been engaged by Telix on a consultancy basis and will continue to provide the Board of Directors strategic advice alongside clinical input into key development programs, reflective of his ongoing importance as a founder of the Company. During the year ended 31 December 2024, the total amount paid as part of this consultancy agreement was €nil, with €15,000 payable.

In March 2024, the Group entered into an agreement to purchase the QDOSE dosimetry software platform from ABX-CRO. QDOSE is a software platform designed to enable reliable estimation of patient-specific dosimetry for both therapeutic and diagnostic radiopharmaceuticals. We agreed to pay ABX-CRO upfront cash consideration of €1,200,000, a share of profits generated from QDOSE sales and a referral fee on deals referred from or initiated by ABX-CRO over a 2-year period from acquisition.

During 2024, ABX-CRO was engaged to perform close out activities relating to the Phase 3 Zircon trial for TLX250-CDx, including delivery of dosimetry, PK evaluation, and the imaging report.

During the year ended 31 December 2024, the total amount paid was $778,617 (2023: $1,256,490) and the amount payable to ABX-CRO at 31 December 2024 was $nil (2023: $nil) respectively. ABX-CRO's fees and charges for activities undertaken in 2024 were on an arm's length basis and competitive with quotes obtained from other CRO's for similar services.

35.3. Interests in other entities

The Group's principal subsidiaries at 31 December 2024 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also the principal place of business.

Name of entity[1]	Country of incorporation	Ownership interest held by the Group (%)
Telix Pharmaceuticals Ltd[2]	Australia	100
Telix Pharmaceuticals (Innovations) Pty Ltd[2]	Australia	100
Telix Pharmaceuticals Holdings Pty Limited[2]	Australia	100
Telix Pharmaceuticals International Holdings Pty Ltd[2]	Australia	100
Telix Pharmaceuticals Australia Holdings Pty Ltd[2]	Australia	100
Telix Pharmaceuticals (ANZ) Pty Ltd[2]	Australia	100
Telix Pharmaceuticals (Corporate) Pty Ltd[2]	Australia	100
Telix Pharmaceuticals (Belgium) SRL	Belgium	100
Telix Innovations SA	Belgium	100
Telix Innovations Rph Participacoes Ltda	Brazil	51
Telix Pharmaceuticals (Canada) Inc.	Canada	100
Telix ARTMS Inc.	Canada	100
Telix Pharmaceuticals (France) SAS	France	100
Telix Pharmaceuticals (Germany) GmbH	Germany	100
Rhine Pharma GmbH[3]	Germany	100
Therapeia GmbH & Co. KG	Germany	100
Therapeia Verwaltungs-GmbH	Germany	100
Dedicaid GmbH[4]	Austria	100
Telix Pharma Japan KK	Japan	100
Telix Pharmaceuticals (NZ) Limited	New Zealand	100
Telix Pharmaceuticals (Singapore) Pte Ltd	Singapore	100
Telix Pharmaceuticals (Switzerland) GmbH	Switzerland	100
Telix Pharmaceuticals (UK) Ltd	United Kingdom	100
Lightpoint Surgical Ltd	United Kingdom	100
Lightpoint Surgical Spain S.L. (Lightpoint Medical Espana SLU)	Spain	100
Telix Pharmaceuticals (US) Inc.	USA	100
Telix Optimal Tracers, LLC	USA	100
Telix IsoTherapeutics Group, Inc.	USA	100
Telix QSAM, Inc.	USA	100
QSAM Therapeutics Inc.	USA	100
ARTMS US, Inc.	USA	100

1. All entities are corporate entities.
2. Denotes an entity that is a party to a deed of cross guarantee, refer to note 38 for further information.
3. The Group plans to spin off this entity and has granted options to certain third parties to acquire an economic interest in the entity once key milestones are achieved.
4. The Group has initiated liquidation of this entity, with the assets to be transferred to Lightpoint Surgical Ltd.

36. Remuneration of auditor

Auditors of the Group - PricewaterhouseCoopers Australia and related network firms	2024	2023
	$	$
Audit or review of financial statements	2,066,123	1,380,000
Other assurance services	2,303,600	170,000
Other advisory services	125,900	291,861
	4,495,623	**1,841,861**

Other auditors and their related network firms	2024	2023
	$	$
Audit or review of financial statements	46,017	52,538
	46,017	**52,538**

37. Parent entity financial information

The financial information for the parent entity has been prepared on the same basis as the consolidated financial statements. The individual financial statements for the parent entity show the following aggregate amounts:

	2024	2023
Statement of financial position	**$'000**	**$'000**
Current assets	1,581,889	757,205
Non-current assets	2,564	10,213
Total assets	**1,584,453**	**767,418**
Current liabilities	183,835	125,765
Non-current liabilities	538,270	-
Total liabilities	**722,105**	**125,765**
Net assets	**862,348**	**641,653**
Equity		
Share capital	596,776	446,268
Share capital reserve	25,745	(62,829)
Other reserves	122,265	35,446
Retained earnings/(accumulated losses)	117,562	222,768
Total equity	**862,348**	**641,653**
Loss for the year	**(106,050)**	**(110,944)**
Total comprehensive loss for the year	**(106,050)**	**(110,944)**

38. Deed of cross guarantee

The Company and certain Australian subsidiaries of the Group have entered into a deed of cross guarantee. By entering into the deed, the subsidiaries who are party to the deed have been relieved from the requirement to prepare and lodge audited financial statements under ASIC Corporations (Wholly-owned Companies) Instrument 2016/785. The subsidiaries identified with a '1' in note 35.3 are parties to a deed of cross guarantee under which each Company guarantees to each creditor payment in full of any debt in accordance with the deed of cross guarantee.

For the year ended 31 December 2024 the parties to the deed of cross guarantee generated a profit of $34,383,000 (2023: loss of $202,800,000) and as at 31 December 2024 were in an asset position of $312,147,000 (2023: net deficit position $43,988,000), with cash and cash equivalents of $527,125,000 (2023: $69,239,000).

Cash on hand and the repatriation of future cash inflows from commercial activities undertaken by wholly-owned foreign subsidiaries is considered sufficient to meet forecast cash outflows, research and development activities currently underway and other committed business activities for at least 12 months from the date of these financial statements. Further, current liabilities include loans with other subsidiaries in the Group of $48,379,000 which will be settled when sufficient funds are available.

On this basis, the Directors are satisfied that the parties to the deed of cross guarantee continue to be a going concern as at the date of these financial statements.

The consolidated statement of comprehensive income and statement of financial position of the entities party to the deed of cross guarantee are provided as follows:

	2024	2023
Consolidated statement of comprehensive income or loss	**$'000**	**$'000**
Revenue from contracts with customers	216,117	6,662
Cost of sales	(17,847)	(11,953)
Gross profit/(loss)	**198,270**	**(5,291)**
Research and development costs	(200,508)	(103,118)
Selling and marketing expenses	(2,707)	(2,125)
Manufacturing and distribution costs	(1,968)	(1,269)
General and administration costs	(76,326)	(40,391)
Other gains/(losses)	153,497	(38,585)
Operating profit/(loss)	**70,258**	**(190,779)**
Finance income	8,910	959
Finance costs	(44,785)	(12,980)
Profit/(loss) before income tax	**34,383**	**(202,800)**
Income tax expense	-	-
Profit/(loss) from continuing operations after income tax	**34,383**	**(202,800)**
Changes in the fair value of equity investments at fair value through other comprehensive income	(4,986)	(895)
Total comprehensive income/(loss) for the year	**29,397**	**(203,695)**

Consolidated statement of financial position	2024 $'000	2023 $'000
Current assets		
Cash and cash equivalents	527,125	69,239
Trade and other receivables	166,466	1,559
Inventories	1,152	244
Other current assets	8,359	12,904
Total current assets	**703,102**	**83,946**
Non-current assets		
Net investment in subsidiaries	305,717	53,930
Intangible assets	47,593	48,868
Property, plant and equipment	1,750	1,467
Right-of-use assets	1,750	2,475
Financial assets	56,093	12,260
Other non-current assets	23,982	339
Total non-current assets	**436,885**	**119,339**
Total assets	**1,139,987**	**203,285**
Current liabilities		
Trade and other payables	134,207	125,127
Contract liabilities	10,675	10,440
Lease liabilities	644	701
Borrowings	17,501	-
Contingent consideration	85,848	37,071
Employee benefit obligations	5,095	3,594
Total current liabilities	**253,970**	**176,933**
Non-current liabilities		
Contract liabilities	3,288	12,162
Lease liabilities	1,611	2,254
Borrowings	538,056	-
Contingent consideration	30,421	55,600
Employee benefit obligations	494	324
Total non-current liabilities	**573,870**	**70,340**
Total liabilities	**827,840**	**247,273**
Net assets	**312,147**	**(43,988)**
Equity		
Share capital	596,777	446,268
Share capital reserve	25,745	(62,829)
Fair value through OCI reserve	(5,881)	(895)
Share-based payments reserve	122,271	35,451
Accumulated losses	(426,765)	(461,983)
Total equity	**312,147**	**(43,988)**

39. Events occurring after the reporting period

39.1. Acquisition of RLS (USA), Inc.

On 28 January 2025 Telix completed the acquisition of RLS (USA), Inc. (RLS), a radiopharmacy network distributing PET, SPECT and therapeutic radiopharmaceuticals. The acquisition of RLS is aligned to Telix's investment strategy around vertically integrated supply chain, manufacturing, and distribution, further enabling the delivery of future clinical and commercial radiopharmaceutical products.

The total consideration was US$230 million paid in cash. A further US$20 million is payable in cash, contingent on achievement of certain milestones related to demonstration of accretive financial and operational performance during the four-quarters following closing.

The following table summarizes the consideration paid for RLS, the fair value of assets acquired and liabilities assumed at the acquisition date. These balances are provisional and subject to change within the 12 month measurement period.

	Provisional fair value
Consideration	**$'000**
Cash paid	371,327
Contingent consideration	32,289
Total consideration	**403,616**
Estimated amounts of identifiable assets acquired and liabilities assumed	39,667
Total identifiable assets and liabilities	**39,667**
Goodwill and intangible assets	363,949
Total	**403,616**

The goodwill arising is attributable to the acquired workforce, anticipated future cost savings from utilizing RLS distribution network and synergies of integrating the business within the Group. The goodwill arising from the acquisition will be allocated to the Manufacturing Solutions CGU.

39.2. Acquisition of assets from ImaginAb, Inc. (ImaginAb)

On 30 January 2025, Telix completed the acquisition of a pipeline of next-generation therapeutic candidates, proprietary novel biologics technology platform, and a protein engineering and discovery research facility from ImaginAb.

The purchase price for the transaction is US$45 million comprised US$10 million in cash and US$31 million in equity at closing, and a deferred payment of up to US$4 million in equity at the conclusion of a 15-month indemnity period.

Upon achievement of specific key development and commercial milestones, Telix will pay up to a total of US$185 million, a portion of which may be paid in cash or equity at Telix's election. Royalties are also payable on net sales in the low single digits on a limited number of platform and early-stage products after the first four products have been developed, as well as single-digit sublicense fees, as applicable. The acquisition will be allocated to the Therapeutics operating segment.

Telix Managing Director and Group Chief Executive Officer, Dr. Christian Behrenbruch, is a non-affiliated shareholder of ImaginAb, holding less than 1% of its capital stock as his only interest in the company. Dr. Behrenbruch abstained from the transaction process and the Telix Board's approval of the arm's length acquisition. Dr. Behrenbruch has voluntarily elected, via a binding undertaking, to donate any enrichment from the transaction as the result of his shareholding to charity.

39.3. European approvals for Illuccix®

Illuccix® was approved in Denmark[1] and the United Kingdom[2] in February 2025.

This follows a positive decision from The German Federal Institute for Drugs and Medical Devices (BfArM[3]) on Telix's Marketing Authorization Application (MAA), which was submitted in Europe via a decentralized procedure (DCP).

39.4. Other

There were no other subsequent events that required adjustment to or disclosure in the Directors' report or the Financial statements of the Company for the year ended 31 December 2024.

1. Telix media release 11 February 2025.
2. Telix ASX disclosure 13 February 2025.
3. Bundesinstitut für Arzneimittel und Medizinprodukte. Telix ASX disclosure 17 January 2025.

Consolidated entity disclosure statement

Basis of preparation

This consolidated entity disclosure statement (CEDS) has been prepared in accordance with the *Corporations Act 2001* (Cth) and includes information for each entity that was part of the consolidated entity as at the end of the financial year in accordance with AASB 10 Consolidated Financial Statements.

			Tax residency	
Name of entity[1]	**Country of incorporation**	**Ownership interest held by the Group (%)**	**Australian or foreign**	**Foreign jurisdiction(s)**
Telix Pharmaceuticals Ltd[2]	Australia	100	Australian	N/A
Telix Pharmaceuticals (Innovations) Pty Ltd[2]	Australia	100	Australian	N/A
Telix Pharmaceuticals Holdings Pty Limited[2]	Australia	100	Australian	N/A
Telix Pharmaceuticals International Holdings Pty Ltd[2]	Australia	100	Australian	N/A
Telix Pharmaceuticals Australia Holdings Pty Ltd[2]	Australia	100	Australian	N/A
Telix Pharmaceuticals (ANZ) Pty Ltd[2]	Australia	100	Australian	N/A
Telix Pharmaceuticals (Corporate) Pty Ltd[2]	Australia	100	Australian	N/A
Telix Pharmaceuticals (Belgium) SRL	Belgium	100	Foreign	Belgium
Telix Innovations SA	Belgium	100	Foreign	Belgium
Telix Innovations Rph Participacoes Ltda	Brazil	51	Foreign	Brazil
Telix Pharmaceuticals (Canada) Inc.	Canada	100	Foreign	Canada
Telix ARTMS Inc.	Canada	100	Foreign	Canada
Telix Pharmaceuticals (France) SAS	France	100	Foreign	France
Telix Pharmaceuticals (Germany) GmbH	Germany	100	Foreign	Germany
Rhine Pharma GmbH[3]	Germany	100	Foreign	Germany
Therapeia GmbH & Co. KG	Germany	100	Foreign	Germany
Therapeia Verwaltungs-GmbH	Germany	100	Foreign	Germany
Dedicaid GmbH[4]	Austria	100	Australian	Austria
Telix Pharma Japan KK	Japan	100	Foreign	Japan
Telix Pharmaceuticals (NZ) Limited	New Zealand	100	Australian	New Zealand
Telix Pharmaceuticals (Singapore) Pte Ltd	Singapore	100	Australian	Singapore
Telix Pharmaceuticals (Switzerland) GmbH	Switzerland	100	Foreign	Switzerland
Telix Pharmaceuticals (UK) Ltd	United Kingdom	100	Australian	United Kingdom
Lightpoint Surgical Ltd	United Kingdom	100	Foreign	United Kingdom
Lightpoint Surgical Spain S.L. (Lightpoint Medical Espana SLU)	Spain	100	Foreign	Spain
Telix Pharmaceuticals (US) Inc.	USA	100	Foreign	USA
Telix Optimal Tracers, LLC	USA	100	Foreign	USA
Telix IsoTherapeutics Group, Inc.	USA	100	Foreign	USA
Telix QSAM, Inc.	USA	100	Foreign	USA
QSAM Therapeutics Inc.	USA	100	Foreign	USA
ARTMS US, Inc.	USA	100	Foreign	USA

1. All entities are corporate entities.
2. Denotes an entity that is a party to a deed of cross guarantee, refer to note 38 for further information.
3. The Group plans to spin off this entity and has granted options to certain third parties to acquire an economic interest in the entity once key milestones are achieved.
4. The Group has initiated liquidation of this entity, with the assets to be transferred to Lightpoint Surgical Ltd.

Determination of tax residency

Section 295 (3A)(vi) of the *Corporations Act 2001* defines tax residency as having the meaning in the Income Tax Assessment Act 1997. The determination of tax residency involves judgement as it can be fact dependent and subject to interpretation, requiring consideration of matters such as location of central management and control or place of effective management.

The rules and guidance in respect of tax residency have been applied in good faith. In determining tax residency, the consolidated entity has applied the following interpretations:

- Australian tax residency: The consolidated entity has applied current legislation and judicial precedent, including having regard to the Tax Commissioner's public guidance in Tax Ruling TR 2018/5.
- Foreign tax residency: The consolidated entity has applied current legislation, judicial precedent and practice in the determination of foreign tax residency.

Directors' declaration

1. In the opinion of the Directors:
   a. the financial statements and notes, and the Remuneration report within the Directors' report, of the Company and Group are in accordance with the *Corporations Act 2001* including:
      i. complying with applicable Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and
      ii. giving a true and fair view of the Company's and Group's financial position as at 31 December 2024 and of their performance for the year ended on that date.
   b. there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
2. Within the notes to the financial statements it is confirmed that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board and as disclosed in Note 2.2.
3. In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the Company and entities identified in note 38 will be able to meet any obligations or liabilities to which they are or may become subject by virtue of the Deed of Cross Guarantee between the Company and those entities pursuant to *ASIC Corporations (Wholly-Owned Companies) Instrument 2016/785*.
4. In the opinion of the Directors the consolidated entity disclosure statement required by subsection 295(3A) of the *Corporations Act 2001*, as disclosed in the Consolidated entity disclosure statement on pages 155 and 156, is true and correct.
5. This declaration has been made after receiving the declarations required to be made to the Directors in accordance with section 295A of the *Corporations Act 2001* for the financial year ended 31 December 2024.

Signed in accordance with a resolution of the Directors.

H Kevin McCann AO
Chairman
20 February 2025

Christian Behrenbruch
Managing Director and Group CEO
20 February 2025

Independent auditor's report

To the members of Telix Pharmaceuticals Limited

Report on the audit of the financial report

Our opinion

In our opinion:

The accompanying financial report of Telix Pharmaceuticals Limited (the Company) and its controlled entities (together the Group) is in accordance with the *Corporations Act 2001*, including:

(a) giving a true and fair view of the Group's financial position as at 31 December 2024 and of its financial performance for the year then ended

(b) complying with Australian Accounting Standards and the *Corporations Regulations 2001*.

What we have audited

The financial report comprises:

- the consolidated statement of financial position as at 31 December 2024
- the consolidated statement of comprehensive income or loss for the year then ended
- the consolidated statement of changes in equity for the year then ended
- the consolidated statement of cash flows for the year then ended
- the notes to the consolidated financial statements, including material accounting policy information and other explanatory information
- the consolidated entity disclosure statement as at 31 December 2024
- the directors' declaration.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the financial report* section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the auditor independence requirements of the *Corporations Act 2001* and the ethical requirements of the Accounting Professional & Ethical Standards Board's APES 110 *Code of Ethics for Professional Accountants (including Independence Standards)* (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

PricewaterhouseCoopers, ABN 52 780 433 757
2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001
T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Our audit approach

An audit is designed to provide reasonable assurance about whether the financial report is free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report.

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial report as a whole, taking into account the geographic and management structure of the Group, its accounting processes and controls and the industry in which it operates.

Audit Scope

- Our audit focused on where the Group made subjective judgements; for example, significant accounting estimates involving assumptions and inherently uncertain future events.
- In establishing the overall approach to the group audit, we determined the type of work that needed to be performed by us, as the group auditor, or component auditors from other PwC network firms operating under our instruction. Where the work was performed by component auditors, we determined the level of involvement we needed to have in the audit work at those components to be able to conclude whether sufficient appropriate audit evidence had been obtained as a basis for our opinion on the Group financial statements as a whole.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report for the current period. The key audit matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Further, any commentary on the outcomes of a particular audit procedure is made in that context. We communicated the key audit matters to the Audit and Risk Committee.

Key audit matter	***How our audit addressed the key audit matter***
Accounting for acquisitions *(Refer to note 21)* During the year, the Group completed the acquisition of IsoTherapeutics Group, LLC for total consideration of $19.9m and ARTMS, Inc. for total consideration of $118.6m. The Group also completed the acquisition of QSAM Biosciences, Inc. The acquisition does not meet the definition of a business in accordance with Australian Accounting Standards and therefore, the transaction has been recognised as an asset acquisition. We considered the accounting for acquisitions to be a	We performed the following procedures, amongst others: • evaluating the Group's accounting against the requirements of Australian Accounting Standards, key transactions agreements, our understanding of the businesses and assets acquired and their industry, and minutes of the board of directors meetings • agreeing the purchase consideration as recorded by the Group to transaction agreements, cash records, and other supporting documentation • assessing the fair value of assets acquired and

pwc

Key audit matter	How our audit addressed the key audit matter
key audit matter due to: • the financial significance of the assets recognised, consideration paid, and performance rights and equity issued • the judgement exercised by the Group in estimating the fair value of assets and liabilities recognised at the date agreements were entered and at 31 December 2024. • the judgement exercised by the Group in assessing that substantially all of the fair value of the gross assets of QSAM Biosciences, Inc. acquired are concentrated in a single identifiable asset, in accordance with the optional concentration test applied under Australian Accounting Standards.	liabilities recognised to underlying books and records • considering the reasonableness of the associated disclosures in the financial report in light of the requirements of Australian Accounting Standards.
Impairment assessment for goodwill and intangible assets *(Refer to note 20)* The Group has recognised $106.6m of goodwill, $285.6m of intellectual property, $18.5m of licenses and $5.4m of other intangible assets at 31 December 2024. In accordance with Australian Accounting Standards, the Group is required to test goodwill and indefinite lived intangible assets for impairment annually and consider definite lived intangibles for impairment indicators. We considered the impairment assessment of goodwill and intangible assets to be a key audit matter due to: • the financial significance of the balances • the judgement exercised by the Group in calculating the recoverable amount of each cash generating unit (CGU), including estimating the regulatory/marketing authorisation approval dates, expected sales volumes, net sales price per unit and approval for marketing authorisation	We performed the following procedures, amongst others: • evaluating the Group's assessment of impairment indicators for indefinite lived intangible assets by considering both financial performance and product developments during the year • evaluating the appropriateness of the discounted cash flow forecasts used to estimate the recoverable amount (the impairment models) in light of the requirements of Australian Accounting Standards • assessing the mathematical accuracy of key formulas in the impairment models • comparing the key inputs and assumptions underpinning the impairment models, where possible, to relevant available external market and industry data and to Board approved budgets and other relevant evidence obtained throughout the course of the audit • with the assistance of PwC valuation experts, assessing whether the discount rates used in the

pwc

Key audit matter	*How our audit addressed the key audit matter*
probability of success factor (key inputs and assumptions) • the judgement exercised by the Group in calculating and applying discount rates to the impairment models.	models were appropriate by comparing them to market data, comparable companies and industry research • considering the reasonableness of associated disclosures in the financial report in light of the requirements of the Australian Accounting Standards.
Valuation of contingent consideration *(Refer to note 27)* The Group values contingent consideration which arose as part of the acquisitions of Telix Innovations SA (formerly ANMI), Telix Switzerland (formerly TheraPharm) and Optimal Tracers at each balance sheet date. The initial measurement of contingent consideration was performed at the respective acquisition dates. The Group has remeasured the liabilities to reflect post-acquisition changes. Contingent consideration was also recognised during the year upon the acquisitions of IsoTherapeutics Group, LLC and ARTMS, Inc. We considered the valuation of contingent consideration to be a key audit matter due to: • the financial significance of the contingent consideration liability • complexities and judgement required by the Group to determine the valuation of the liability including expected sales volumes and net sales prices per unit (key inputs and assumptions) • the judgement exercised by the Group in calculating and applying discount rates in the valuation calculations used to calculate the valuation of the contingent consideration liability.	We performed the following procedures, amongst others: • evaluating the Group's valuation methodology against the requirements of Australian Accounting Standards • assessing the mathematical accuracy of key formulas in the valuation calculations • comparing the key inputs and assumptions underpinning the valuation calculations, where possible, to relevant available external market and industry data and to Board approved budgets and other relevant evidence obtained throughout the course of the audit • with the assistance of PwC valuation experts, assessing whether the discount rates used in the valuation calculations were appropriate by comparing them to market data, comparable companies and industry research • considering the reasonableness of associated disclosures in the financial report in light of the requirements of the Australian Accounting Standards.

Other information

The directors are responsible for the other information. The other information comprises the information included in the annual report for the year ended 31 December 2024, but does not include the financial report and our auditor's report thereon.

Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon through our opinion on the financial report. We have issued a separate opinion on the remuneration report.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed on the other information that we obtained prior to the date of this auditor's report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the financial report

The directors of the Company are responsible for the preparation of the financial report in accordance with Australian Accounting Standards and the *Corporations Act 2001*, including giving a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report.

A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: https://auasb.gov.au/media/bwvjcgre/ar1_2024.pdf. This description forms part of our auditor's report.

Report on the remuneration report

Our opinion on the remuneration report

We have audited the remuneration report included in the directors' report for the year ended 31 December 2024.

In our opinion, the remuneration report of Telix Pharmaceuticals Limited for the year ended 31 December 2024 complies with section 300A of the *Corporations Act 2001*.

Responsibilities

The directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of *the Corporations Act 2001*. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

PricewaterhouseCoopers

PricewaterhouseCoopers

Brad Peake
Partner

Melbourne
20 February 2025

Information

Shareholder information

Telix Pharmaceuticals Limited

ACN 616 620 369

Registered Office

55 Flemington Road North Melbourne, VIC 3051
www.telixpharma.com

Share Registry

Shareholder information in relation to shareholding or share transfer can be obtained by contacting the Company's share registry:

MUFG Corporate Markets (AU) Limited
A division of MUFG Pension & Market Services
(Formerly Link Market Services)
Locked Bag A14
Sydney South NSW 1235
Australia
P: 1300 554 474
F: (02) 9287 0303
E: support@cm.mpms.mufg.com
www.mpms.mufg.com

For all correspondence to the share registry, please provide your Security-holder Reference Number (SRN) or Holder Identification Number (HIN).

Change of address

Changes to your address can be updated online at www.linkmarketservices.com.au or by obtaining a Change of Address Form from the Company's share registry. CHESS sponsored investors must change their address details via their broker.

Annual General Meeting

The Annual General Meeting will be held on Wednesday 21 May 2025. Details of how to participate will be included in the Notice of Meeting lodged with the ASX and distributed to shareholders.

Annual report mailing list

All shareholders are entitled to receive the Annual Report. In addition, shareholders may nominate not to receive an annual report by advising the share registry in writing, by fax, or by email, quoting their SRN/HIN.

Securities exchange listing

Telix Pharmaceuticals Limited's shares are listed on the Australian Securities Exchange and trade under the ASX code TLX. The securities of the Company are traded on the ASX under CHESS (Clearing House Electronic Sub-register System).

Telix Pharmaceuticals Limited's American Depository Shares (ADSs) trade on the Nasdaq Global Select Market (Nasdaq) under the ticker symbol 'TLX'. JPMorgan Chase Bank. N.A. is the depositary, custodian and registrar for the ADS program.

ASX shareholder disclosures

The following additional information is required by the Australian Securities Exchange in respect of listed public companies. The information is current as at 6 February 2025.

Total securities on issue

	Securities (Listed)	Securities (Unlisted)
Fully paid ordinary shares	329,549,183	-
Options to acquire shares	-	29,184,155

Distribution of equity securities – ordinary shares

Range	Securities	%	No. of holders	%
100,001 and Over	275,015,117	83.45	143	0.71
10,001 to 100,000	29,861,789	9.06	1,056	5.23
5,001 to 10,000	7,629,848	2.32	1,005	4.98
1,001 to 5,000	12,543,640	3.81	5,259	26.06
1 to 1,000	4,498,789	1.37	12,720	63.02
Total	**329,549,183**	**100.00**	**20,183**	**100.00**
Unmarketable Parcels	558	0.00	178	0.88

Voting rights

Shareholders in Telix Pharmaceuticals Limited have a right to attend and vote at general meetings. At a general meeting, individual shareholders may vote in person or by proxy. A copy of the Constitution is available at https://telixpharma.com/investors/#corporate-governance. Shareholders who have a voting right percentage of greater than 5% are outlined below:

Name	Securities	%
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	53,991,544	16.38
J P MORGAN NOMINEES AUSTRALIA PTY LIMITED	41,431,033	12.57
CITICORP NOMINEES PTY LIMITED	37,037,359	11.24
GNOSIS VERWALTUNGSGESELLSCHAFT MBH	22,675,000	6.88
ELK RIVER HOLDINGS PTY LTD	22,675,000	6.88

Share buy-back

There is no current or planned buy-back of the Company's shares.

Statement in accordance with ASX Listing Rule 4.10.19

The Company confirms that it has used the cash and assets in a form readily convertible to cash at the time of admission in a way consistent with its business objectives.

Twenty largest shareholders - ordinary shares

Rank	Name	06 Feb 2025	%
1	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	53,991,544	16.38
2	J P MORGAN NOMINEES AUSTRALIA PTY LIMITED	41,431,033	12.57
3	CITICORP NOMINEES PTY LIMITED	37,037,359	11.24
4	GNOSIS VERWALTUNGSGESELLSCHAFT MBH	22,675,000	6.88
4	ELK RIVER HOLDINGS PTY LTD	22,675,000	6.88
5	GRAND DECADE DEVELOPMENTS LIMITED	10,947,181	3.32
6	BNP PARIBAS NOMINEES PTY LTD	5,668,855	1.72
7	UV-CAP GMBH & CO KG	5,427,233	1.65
8	NATIONAL NOMINEES LIMITED	4,898,643	1.49
9	BNP PARIBAS NOMS PTY LTD	4,862,009	1.48
10	MAN HOLDINGS PTY LTD	3,228,750	0.98
11	BNP PARIBAS NOMINEES PTY LTD	3,004,126	0.91
12	BNP PARIBAS NOMINEES PTY LTD	2,746,672	0.83
13	THE ONCIDIUM FOUNDATION	2,513,616	0.76
14	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2	2,172,354	0.66
15	NETWEALTH INVESTMENTS LIMITED	2,010,924	0.61
16	PACIFIC CUSTODIANS PTY LIMITED	1,990,000	0.60
17	BNP PARIBAS NOMS (NZ) LTD	1,983,417	0.60
18	YELWAC PTY LTD	1,762,500	0.53
19	BUTTONWOOD NOMINEES PTY LTD	1,650,000	0.50
20	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	1,543,217	0.47
	Total	**234,219,433**	**71.07%**
	Balance of register	**95,329,750**	**28.93%**
	Grand total	**329,549,183**	**100.00%**

Company directory

Directors

H Kevin McCann AO (Chairman)
Christian Behrenbruch (MD & CEO)
Mark Nelson
Tiffany Olson
Jann Skinner

Company Secretary

Genevieve Ryan

Registered Office

Telix Pharmaceuticals Limited
55 Flemington Road
North Melbourne VIC 3051
info@telixpharma.com
www.telixpharma.com

Australian Business Number

85 616 620 369

Securities Exchange Listing

Australian Securities Exchange
ASX Code: TLX

Nasdaq Global Select Market
Nasdaq: TLX

Auditor

PricewaterhouseCoopers
2 Riverside Quay
Southbank VIC 3006

Share Registry

MUFG Corporate Markets (AU) Limited
A division of MUFG Pension & Market Services
(Formerly Link Market Services)
Locked Bag A14
Sydney South NSW 1235
Australia
P: 1300 554 474
F: (02) 9287 0303
www.mpms.mufg.com

Depository Registry

JP Morgan Chase Bank N.A.
Shareowner Services
P.O. Box 64504
St. Paul, MN 55164-0854
General (within US) +1 800 990 1135
From outside the US +1 651 453 2128
www.shareowneronline.com

Alternative performance measures

The Group has identified certain alternative performance measures (APMs) that it believes will assist the understanding of the performance of the business.

The Group believes that Adjusted earnings before interest, tax and research and development costs (Adjusted EBITRD), Adjusted earnings before interest, tax, depreciation and amortization and research and development costs (Adjusted EBITDAR), Adjusted earnings before interest, tax, depreciation and amortization (Adjusted EBITDA) and net tangible assets per share provide useful information to users of the financial statements. The terms are not defined terms under IFRS and may therefore not be comparable with similarly titled measures reported by other companies. They are not intended to be a substitute for, or superior to, IFRS measures and are discussed further in the Glossary.

Outlined below is a reconciliation of the Group's APMs used to measure performance.

			2024	2023
Metric	**Note**	**Operating segment**	**$'000**	**$'000**
Operating profit			82,130	15,840
Adjusting items:				
Revenue from contracts with customers	4	Therapeutics	(9,351)	(5,391)
Research and development costs	5		194,637	128,537
U.S. listing costs	6		9,077	-
Acquisition transaction costs	6		8,177	-
Other (gains)/losses (net)	9		(8,123)	35,854
Adjusted EBITRD			**276,547**	**174,840**
Depreciation and amortization	8		8,018	6,743
Adjusted EBITDAR			**284,565**	**181,583**
Product development revenue and costs			(185,286)	(123,146)
Adjusted EBITDA			**99,279**	**58,437**

Glossary of terms and abbreviations

Alternative performance measures

In reporting financial information, the Group presents alternative performance measures (APMs) which are not defined or specified under the requirements of IFRS. The Group believes that these APMs, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional useful information on the underlying trends, performance and position of the Group and are consistent with how business performance is measured internally. The alternative performance measures are not defined by IFRS and therefore may not be directly comparable with other companies' alternative performance measures. The key APMs that the Group uses are outlined below.

APM	Closest equivalent IFRS measure	Reconciling items to IFRS measure	Definition and purpose
Income statement measures			
Adjusted earnings before interest, tax, depreciation and amortiaztion (Adjusted EBITDA)	Profit/(loss) before income tax	Finance costs, income tax expense, depreciation and amortization, remeasurement of provisions, other income and expenses.	Used to help assess current operational performance excluding the impacts of non-cash sunk costs (i.e. depreciation and amortization from initial investment in tangible and intangible assets). It is a measure that management uses internally to assess the performance of the Group's segments and make decisions on the allocation of resources.
Adjusted earnings before interest, tax, depreciation and amortization and research and development (Adjusted EBITDAR)	Profit/(loss) before income tax	Finance costs, income tax expense, depreciation and amortization, remeasurement of provisions, other income and expenses and costs associated with product development activities.	Used to assess the Group's performance excluding non-operating expenditure, finance costs, depreciation and amortization, taxation expense and product development activities. Included as a metric for LTVR targets in 2023 and 2024.
Adjusted earnings before interest, tax, research and development (Adjusted EBITRD)	Profit/(loss) before income tax	Finance costs, income tax expense, remeasurement of provisions, other income and expenses and costs associated with product development activities.	Used to assess the Group's performance excluding non-operating expenditure, finance costs, taxation expense and product development activities. Included as a metric for LTVR targets in 2022.
Balance sheet measures			
Net tangible asset per share	None	Net assets excluding intangible assets, deferred tax assets and right-of-use assets divided by the Group's weighted average number of ordinary shares on issue.	Disclosed in the Group's Appendix 4E as required by Rule 4.3A of the ASX listing rules.

Abbreviations used in Annual Report

We have outlined below the meaning of various abbreviations or acronyms used in the Annual Report.

Abbreviation	Term
AASB	Australian Accounting Standards Board
ADR	American Depositary Receipts
AI	Artificial intelligence
AML	Acute myeloid leukemia
ARC	Audit and Risk Committee
ASIC	Australian Securities and Investments Commission
ASX	Australian Securities Exchange
BBB	Blood-brain barrier
BLA	Biologics License Application
BMC	Bone marrow conditioning
CAIX	Carbonic anhydrase IX
ccRCC	Clear cell renal cell carcinoma
CD66	Cluster of differentiation 66
CE	Conformité Européenne Mark
CMS	Centers for Medicare & Medicaid Services
CNS	Central nervous system
DNA-PK	DNA-dependent protein kinase
EAP	Early or expanded access program
EBRT	External beam radiation therapy
EEA	European Economic Area
ERMF	Enterprise Risk Management Framework
ESG	Environment, Social and Governance
FANC	Belgian Federal Agency for Nuclear Control
FAP	Fibroblast activation protein
FDA	United States Food and Drug Administration
GBM	Glioblastoma
GCP	Good Clinical Practice
GDP	Good Distribution Practice
GDPR	General Data Protection Regulation
GET	Group Executive Team
GHG	Greenhouse gas
GLF	Global Leadership Forum
GLP	Good Laboratories Practice
GMP	Good Manufacturing Practice
GSRC	Global Safety Review Committee
HSCT	Hematopoietic stem cell transplant
HSWE	Health, safety, wellbeing and environment
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standard
IIT	Investigator initiated trial
IND	Investigational new drug
IPO	Initial Public Offering

Abbreviation	Term
IRM	Indeterminate renal mass
ISMS	Information Security Management System
ISSB	International Sustainability Standards Board
KMP	Key management personnel
LAT1 & 2	L-type amino acid transporters 1 & 2
MBS	Medicare Benefits Schedule
mCRPC	Metastatic castration-resistant prostate cancer
MM	Multiple myeloma
MOA	Mechanism of action
MRI	Magnetic resonance imaging
NDA	New Drug Application
NED	Non-Executive Director
NPP	Named patient program
ODD	Orphan drug designation
PCNRC	People, Culture, Nomination and Remuneration Committee
PDGFRα	Platelet-derived growth factor receptor alpha
PDUFA	Prescription Drug User Fee Act
PoC	Proof-of-concept
PSA	Prostate-specific antigen
PSMA	Prostate-specific membrane antigen
PSMA-PET	Prostate-specific membrane antigen imaging with positron emission tomography
QMS	Quality Management System
QSEB	Quality and Safety Evaluation Board
R&D	Research and development
R&I	Research and Innovation
rADC	Radio antibody-drug conjugate
REACH	Registration, Evaluation and Authorisation of Chemicals
RGS	Radio-guided surgery
rPFS	Radiographic progression-free survival
SALA	Systemic amyloid light chain amyloidosis
SoC	Standard of care
SOP	Standard operating procedure
SOX	Sarbanes–Oxley Act
SPECT	Single photon emission computed tomography
STS	Soft tissue sarcoma
TAT	Targeted alpha therapy
TGA	Therapeutic Goods Administration (Australia)
TMS	Telix Manufacturing Solutions
TNBC	Triple-negative breast cancer

Registered Office

Telix Pharmaceuticals Limited
55 Flemington Road
North Melbourne VIC 3051 Australia

If any amendments to this Corporate Governance Statement are required, they will be disclosed to the ASX and posted on Telix's website (ir.telixpharma.com) under the "Investor centre" section.

Telix